HypoVereinsbank

Member of UniCredit Group

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

CFI - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, May 10th, 2007

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated May 10th, 2007 commenting on HypoVereinsbank's first quarter results 2007
- Interim Report at March 31, 2007

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: [signature]
Name: Dr. Régine Angermeyer-Naumann
Title: Head of Investor Relations

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

Enclosures

82-3777

INVESTOR RELATIONS RELEASE MAY 10, 2007

Q1 2007: HVB Group with a very pleasing start into the new fiscal year

- **Operating profit (€1,050 million) increases by 40.0% in the first quarter of 2007 versus strong performance in the first quarter of the previous year**
  - **Total revenues increase by 17.0% to €2,005 million: net interest income (€1,141 million) advances significantly by 33.9%, trading profit (€350 million) exceeds the strong level recorded in the previous year by 17.8%**
  - **Operating costs (€955 million) decrease slightly, cost-income ratio improves further, by 8.6 percentage points to 47.6%**
- **Net write-downs of loans and provisions (€209 million) stable at the previous year's level**
- **Profit before tax (€1,105 million) increases by 81.7%; improvement of 30.6% even after adjustment for non-recurrent items**
- **Net profit (€793 million) more than doubles, adjusted net profit increases by 33.2%**
- **Return on equity after taxes (31.6%,adj. 20.8%)**

Information on the reporting structure

Today, HVB Group is presenting its interim report at March 31, 2007. The transfers decided by the Management Board and Supervisory Board, which were approved by the Extraordinary General Meeting of October 25, 2006, are "discontinued operations" in accordance with IFRS 5. With the exception of the Vilnius and Tallinn branches, all entities and sub-groups (Bank Austria Creditanstalt Group, IMB, AS UniCredit Bank, Riga, HVB Bank Ukraine) were transferred in January 2007 and deconsolidated as of January 1, 2007.

In accordance with IFRS 5, the income statement of HVB Group thus recognizes the operating profits generated by the Vilnius and Tallinn branches and the deconsolidation gains from the transferred sub-groups or entities including associated taxes and minority interests in separate income-statement items ("net profit of discontinued operations", and "minority interests in profit from discontinued operations") below the profit of HVB Group new. The comparative figures for the first quarter of 2006 in the above-mentioned income-statement items also include the results

from the business activities of the transferred entities. The results shown below exclusively reflect the performance of HVB Group new.

<u>Overview</u>

In the first three months of fiscal year 2007, HVB Group recorded a very pleasing financial trend. Operating profit increased by 40.0% compared to the first quarter of the previous year, and profit before tax improved by 81.7%. Net profit more than doubled versus the comparable figure of the previous year; even after adjustments for the sale of Indexchange (€218 million) and the interest accrued on the purchase price of the disposal gains from the transfers of discontinued operations for almost one third. Return on equity after taxes improved substantially to 31.6%, or 20.8% on an adjusted basis.

The excellent result in the first quarter of 2007 was due to pleasing performance in total revenues, mainly driven by above-average momentum in trading profit and net interest income. Operating costs declined slightly. Net write-downs of loans and provisions in the first quarter of 2007 were stable at the previous year's level, as expected. The goal of a further significant improvement in the cost-income ratio in full-year 2007 was already well attained in the first three months.

Dr. Wolfgang Sprissler, Board Spokesman of HVB Group: "We had a very good start into the new fiscal year 2007. The pleasing operating performance fully met our high expectations. We are on track towards realizing our annual targets, even if we do not expect to fully maintain the high level of earning's dynamic in the next quarters. After the completion of the integration, we are now able to focus fully on our customer business. We will further strengthen our earning power and thus underpin our claim to be one of Germany's most profitable banks."

<u>Detailed breakdown of the results:</u>

<u>Total revenues:</u> Against a favourable macroeconomic background, the operating business showed further improvements in its income structure in the first quarter of 2007, with a vigorous increase in trading profit and net interest income versus the buoyant first quarter of the previous year, which aside from trading induced components, benefited from interest accrued on the purchase price of the disposal gains from the transfers of discontinued operations in the period from the Extraordinary General Meeting in October 2006, the investment of the disposal gains, and also the elimination of funding of the transfers of discontinued operations. All in all, total revenues advanced significantly versus the comparable period of the previous year, by 17.0% to €2,005 million. This is the highest result generated so far in a quarterly comparison of the last two years. With this strong operating performance, the first quarter of 2007 exceeded our ambi-

tious target of a noticeable year-on-year increase in our total revenues in conjunction with a slight reduction in operating costs and, hence, an improvement in the cost-income ratio.

Net interest income: In the first quarter of 2007, net interest income from the primary interest business climbed to €1,074 million, significantly exceeding the previous year's level, by 33.6%. Alongside the inflow of the contractually agreed interest accrued on the purchase price in the period from the Extraordinary General Meeting in October 2006 to the date of the transfer of the operations and the investment of the disposal gains, the elimination of funding expenses compared to the previous year had a favourable effect. After adjustment for the funds inflow from the disposal of discontinued activities and consolidation and currency effects, net interest income rose by 6.8%, largely due to higher trading-induced interest income and despite the scheduled strategic portfolio reduction. Average risk-weighted assets compliant with the German Banking Act (KWG) declined by 6.6 % year-on-year. Net interest from dividends and similar income from financial investments increased by 39.6%, to €67 million, owing to rising interest income from private-equity funds.

Due to the sale of the Activest companies at the mid-year mark of 2006 and the sale of Nordinvest and Indexchange in January 2007, net fees and commissions of €487 million were 9.5% below the level recorded in the strong first quarter of 2006 (€538 million). After adjustment for consolidation and currency effects, net fees and commissions almost matched the above-average, high level recorded in the previous year (-1.1%). The successful sale of innovative financial products such as "HVB 6% ZinsAce" and "HVB Best of Fonds Certificate" as well as "KombiAnlage plus" again contributed to the strong performance in the first quarter of 2007. The high level of fees and commissions from the securities and custodian business recorded in the first quarter of 2006 was matched in this context. In addition, the income contribution from services associated with lending operations declined by 10%, while the contribution from other service activities increased by approximately one fourth.

Trading profit: HVB Group new recorded a very successful trend in trading profit in the first three months of 2007. At €350 million, this income component exceeded the excellent first quarter of 2006 (€297 million) by 17.8%. This is the highest result in our corporate history. In a bullish capital-market environment, the increase in price-related contracts of 31.8% made a particularly noteworthy contribution in this context. In addition, trading profit for the first time included realization profits from private-equity transactions as of the end of 2006 (€46 million) (which were still recorded in net income from investments in March 2006).

Other operating income/expenses: The balance of other operating income/expenses came to €27 million in the first quarter of 2007 and was thus in line with the level recorded in the same period of the previous year.

Operating costs: Compared to the previous year, operating costs declined by 0.9%, to €955 million in the first quarter of 2007. In this context, staff costs, despite higher expenses for profit-related bonus payments in the Markets & Investment Banking division and other administrative expenses remained stable, while write-downs on tangible/intangible assets declined significantly, by 14.7%. Overall, costs were reduced not only by stringent cost management, but also by the effects of the deconsolidation of the Activest companies and further entities (e.g. Nordinvest, Indexchange), which were deconsolidated within the context of the bank's realignment. After adjustment for consolidation and currency effects, operating costs increased slightly, by 3.6% versus the same period of the previous year.

Operating profit: The strong increase in operating profit, by 40.0% to €1,050 million, shows that the steady improvements in operating performance already initiated in previous years continued in the first quarter of 2007: our high expectations were exceeded. The year-on-year increase in operating profit was due to both operating revenue growth and successful cost reduction measures. This productivity gain resulted in a significant improvement in our cost-income ratio, which continued to decline by a pleasing 8.6 percentage points, to 47.6%.

Net write-downs of loans and provisions: At €209 million, net write-downs of loans and provisions were in line with the previous year's level and thus remained stable.

Net income from investments: Net income from investments amounted to €209 million and was therefore stable at the previous year's level.

Profit before tax: Including the above-mentioned non-recurrent items, profit before tax amounted to €1,105 million in the first three months of 2007, an increase of 81.7% compared with the previous year's level of €608 million. After adjustment for non-recurrent items, profit before tax increased by approx. one third to €794 million..

Minority interests in income and profit: €21 million of net income of €814 million were allocable to minority interests. In the first three months of 2007, HVB Group new generated a profit of €793 million, which thus more than doubled versus the first three months of the previous year. Even after adjustment for the disposal gain of Indexchange and interest accrued on the purchase price of the disposal gains from the transfers of discontinued operations, profit increased by one third, to €522 million.

Segment reporting in the aligned operating divisions:

The individual divisions made the following contributions to profit before tax of €1,105 million in HVB Group new:

Retail	€50 million
Wealth Management	€48 million
Corporates & Commercial	
Real Estate Financing	€183 million
Markets & Investment Banking	€759 million (including disposal gain from Indexchange of €218 million)
Other/Consolidation	€65 million.

The Retail division, which was repositioned in July 2006, recorded successful business performance in the first three months of 2007, with total revenues of €470 million almost matching the strong first quarter of the previous year and thus significantly exceeding the figures recorded in the last three quarters of 2006. At €117 million, operating profit came in slightly below the high level recorded in the first quarter of 2006, but significantly exceeded the three other quarterly results in 2006. Net interest income edged down slightly (-3.2%), mainly on account of the strategically induced volume reduction in real estate loans. The division's net fees and commissions of €195 million matched the extraordinarily high level of the previous year (€196 million). As was the case in the previous year, contributions were made by the continued successful sale of innovative financial products, like for example "HVB 6% ZinsAce" with a volume of over €400 million, "HVB Best of Fonds Certificate" with a volume of over €100 million, as well as the "KombiAnlage plus". Operating costs declined slightly, by 0.8%, despite the first-time consolidation of the PlanetHome Group. Within operating costs, staff costs increased by 7.8%, while other administrative costs including depreciation on tangible assets declined by 6.5% on account of stringent cost management. The cost-income ratio stood at 75.1%. The increase in net write-downs of loans and provisions, to €67 million, was associated with the Special Credit Portfolio transferred in the previous year; the previous year's figure was comparatively low for technical reasons (prior-year quarter: €29 million).

In the Wealth Management division, profit before tax in the first three months of 2007 was shaped by a number of effects: within the context of the pooling of asset management activities in the UniCredit Group, the Activest Group and Nordinvest were transferred to Pioneer as of July 1, 2006, and January 2007, respectively, and the custodian bank activities of HVB Banque Luxembourg were no longer allocated to the Wealth Management division as of January 1, 2007. For this reason, the income statement includes the primary income contributions from the Activest companies at the mid-year mark of 2006, Nordinvest and the profit from the

custodian-bank activities of HVB Luxembourg for the previous year's quarters. To enhance comparability of WEM's operating business, we are showing the profit trend after adjustment for these effects below.

With profit before tax of €48 million in the first quarter of 2007, the Wealth Management division increased its earnings by 4.3% year-on-year. Among other things, this reflected the earnings momentum of the DAB Bank Group, which recorded the best quarterly result in its corporate history with an increase in profit before tax of 13%.

The favourable trend in operating profit (+4.1%) was driven by a 5.1% increase in total revenues, to €123 million. The high level of net fees and commissions recorded in the first quarter of 2006 was matched in 2007, too. The step-up of asset management activities in Wealth Management Sales is gaining momentum. In the last six months, assets under management were boosted by 40%, to €2 billion. In terms of real assets, private-equity holdings in particular were successfully placed. The DAB Bank Group registered a record level in securities transactions. The division's net interest income increased by 8.8%.

The increase in operating costs of 5.9% reflected securities settlement costs resulting from higher transaction numbers and targeted staff recruitments in sales in order to grow organicly. The cost-income ratio remained almost unchanged at 58.5%.

Following the reorganisation, the Corporates & Commercial Real Estate Financing division is comprised of the Corporates sub-division and the Commercial Real Estate Finance sub-division:

In the Corporates sub-division, which mainly focuses on the requirements of our small and medium-sized corporate customers ("Mittelstand"), profit before tax exceeded the strong level recorded in the comparable quarter of the previous year by 2.7%.

In this context, operating profit increased by 4.3%, to €193 million, fuelled by both higher total revenues (+1.4%) and a reduction in operating costs (-3.6%), which, in turn, nudged down the cost-income ratio by 1.8 percentage points to 35.5%. The increase in profits was due to pleasing growth of net fees and commissions of 15.3%. This performance was due to higher revenues from payment transactions, increased sales in the derivatives business with customers and higher income in the segment of structured finance, including from mezzanine products involving the capital market based on our PREPS™ platform. Net interest income, by contrast, declined slightly for margin reasons.

The decrease in net income from investments and other items (€-8 million year-on-year) was offset only partially by the decline in net write-downs of loans and provisions of €4 million, to €40 million. As a result, profit before tax increased to €152 million, exclusively driven by operating activities.

In the first quarter of 2007, the Commercial Real Estate Financing sub-division continued the restructuring program initiated in 2005, including the associated strategic reduction in unprofitable portfolios and the build-up of new profitable business activities.. At €42 million, operating profit was more or less in line with the favourable level recorded in the previous year. Net interest income decreased by 12.2% compared to the same period of the previous year. Because of a vigorous increase in net fees and commission of 37.5%, total revenues went down only moderately (-6.9%). The trend in net fees and commissions was mainly due to rising corporate finance revenues and higher sales in the derivatives business with customers. Operating costs declined by 14.3% on account of the staff reduction occasioned by the decrease in volumes. Overall, profitability in the operating business and, hence, the cost-income ratio improved, by 1.9 percentage points to 22.2%.

Because of a significant reduction in net write-downs of loans and provisions of €7 million or -38.9%, profit before tax increased by 19.2% year-on-year to €31 million.

The Markets & Investment Banking division continued its successful and sustained profit performance, boosting its profit before tax by 85.1% year-on-year in the first three months of 2007, to €759 million. This performance was due to both an improvement in operating profit (+36.9% to €545 million) and the disposal gain of €218 million received for Indexchange AG and recognized under "net income from investments and other items". Even after adjustment for this disposal gain, profit before tax increased substantially, by €131 million or 32.0%, to €541 million and thus significantly exceeded the quarterly contributions recorded in the previous year.

The strong operating profit was driven by an increase in total revenues of €171 million, or 24.9%. Net interest income in particular advanced noticeably, also on account of a favourable trend in interest rates, expanding by €125 million or 43.7%. In addition, trading profit exceeded the excellent result of the previous year's quarter by a further €61 million or 20.7%, while net fees and commissions stayed shy of the high level of the previous year (-€12 million or -11.8%). Despite the increase in operating costs of €24 million, or 8.3%, the cost-income ratio improved by 5.6 percentage points, to 36.5%.

The Other/Consolidation division is comprised of the Global Banking Services and Group Corporate Centre sub-segments, including the income contributions from the Special Credit Portfolio, which was newly established in September 2006 and incorporated into this division, and the hitherto separately reported Real Estate Restructuring segment and consolidation effects.

The division's total revenues increased significantly, from €28 million in the previous year to €201 million in the first quarter of 2007. This trend was almost exclusively due to net interest income, which was favoured by interest effects resulting from the funds inflow associated with the disposal of discontinued operations. Apart from the inflow of the interest accrued on the purchase

price and the investment of the disposal gains, the elimination of funding costs on the participation book values of discontinued operations compared to the previous year had a favourable effect. Against the background of stable operating costs compared to the corresponding period of the previous year, the above-mentioned interest effect was also reflected favourably in operating profit. Net write-downs of loans and provisions accounted for by the Special Credit Portfolio decreased by 14%, to €86 million. In addition, the disposal gain from Nordinvest (€47 million) in particular, resulted in a higher profit contribution from "net income from investments and other items". Profit before tax improved to €65 million in the first quarter of the current fiscal year, after standing at – €142 million in the corresponding period of the previous year.

Return on equity after taxes

HVB Group's return on equity after taxes has been aligned with the definition customarily used in the UniCredit Group. In relation to 6.8% equity-capital tie-up, as measured by the average risk-weighted assets, this ratio now represents a purely economic perspective. In accordance with this definition, return on equity stood at 31.6% after taxes and 44.0% before taxes in the first quarter of 2007. Adjusted for the disposal gain from Indexchange and the interest accrued on the purchase price of the disposal gains, the ratios of 20.8% after taxes and 31.6% before taxes likewise significantly exceeded the levels recorded in the first quarter of 2006 (March 31, 2007: return on equity after taxes of 14.3% and return on equity before taxes of 22.2%).

The Interim Report for the first quarter of 2007 will be made available for download on our website at http://www.hvbgroup.com/ir.

Financial Highlights – HVB Group

Key indicators (in %)	1/1-31/3/2007[1]	1/1-31/3/2006[4]
RoE after taxes[2]	31.6	14.3
Return on equity after taxes, adjusted[2][3]	20.8	14.3
RoE before taxes[2]	44.0	22.2
Return on equity before taxes, adjusted[2][3]	31.6	22.2
Cost-Income-Ratio (based on total revenues)	47.6	56.2
Operating performance	**1/1-31/3/2007[1]**	**1/1-31/3/2006[4]**
Operating profit (€ millions)	1,050	750
Profit before tax (€ millions)	1,105	608
Net profit (€ millions)	793	392
Earnings per share(€)	1.06	0.52
Earnings per share, adjusted[3] (€)	0.70	0.52
Balance sheet figures (€ billions)	**31/3/2007**	**31/12/2006[4]**
Total assets	362.9	358.3
Shareholders' equity	22.6	21.9
Key capital ratios compliant with KWG rules	**31/3/2007**	**31/12/2006[4]**
Core capital (€ billions)	14.8	15.1
Risk weighted assets (€ billions)	139.4	137.4
Core capital ratio (%) (including inflow to shareholders' equity arising from the disposal of discontinued operations)	15.3	–
	31/3/2007[1]	**31/12/2006[4]**
Employees	24,861	25,738
Branch offices	788	785

Share information		1/1-31/3/2007	2006
Share price:	Reporting date (€)	39.78	33.03
	High (€)	40.06	36.65
	Low (€)	32.30	25.52
Market capitalisation at reporting date (€ billions)		29.9	24.8

1) without discontinued operations
2) return on equity relating to 6.8% tied equity capital as a proportion of average risk-weighted assets
3) 2007 adjusted for the effect arising from interest payable on the purchase price relating to the sale of discontinued operations and for the gain on disposal of Indexchange
4) HVB Group new: proforma figures of continued operations

Income Statement from January 1 to March 31, 2007 – HVB Group

Income/expenses	1/1/-31/3/2007 in € m	1/1/-31/3/2006 in € m	Change in € m	Change in %
Net interest	1,074	804	+270	*+33.6*
Dividends and other income from equity investments	67	48	+19	*+39.6*
Net interest income	**1,141**	**852**	**+289**	***+33.9***
Net fees and commissions	487	538	(51)	*-9.5*
Net trading, hedging and fair value income	350	297	+53	*+17.8*
Net other expenses/income	27	27	0	*0.0*
Net non-interest income	**864**	**862**	**+2**	***+0.2***
TOTAL REVENUES	**2,005**	**1,714**	**+291**	***+17.0***
Payroll costs	(571)	(571)	0	*0.0*
Other administrative expenses	(320)	(318)	(2)	*+0.6*
Amortisation, depreciation and impairment losses on intangible and tangible assets	(64)	(75)	+11	*-14.7*
Operating costs	**(955)**	**(964)**	**+9**	***-0.9***
OPERATING PROFIT	**1,050**	**750**	**+300**	***+40.0***
Provisions for risks and charges	(6)	(21)	+15	*-71.4*
Write-down on goodwill	0	0	0	*0.0*
Restructuring costs	0	0	0	*0.0*
Net write-downs of loans and provisions for guarantees and commitments	(209)	(210)	+1	*-0.5*
Net income from investments	270	89	+181	*>+100.0*
PROFIT BEFORE TAXES	**1,105**	**608**	**+497**	***+81.7***
Income tax for the period	(291)	(192)	(99)	*+51.6*
PROFIT AFTER TAXES	**814**	**416**	**+398**	***+95.7***
Minorities	(21)	(24)	+3	*-12.5*
NET PROFIT OF HVB GROUP NEW	**793**	**392**	**+401**	***>+100.0***
Net profit after tax of discontinued operations	3,689	382	+3,307	*>+100.0*
Minority interest in the net profit of discontinued operations	0	(123)	+123	*-100.0*
NET PROFIT OF FULL HVB GROUP	**4,482**	**651**	**+3,831**	***>+100.0***

HVB Group
Balance Sheet at March 31, 2007

Assets	31/3/2007 in € m	31/3/2006 in € m	Change in € m	Change in %
Cash reserve	4,720	3,211	+1,509	+47.0
Assets held for trading purposes	110,199	107,211	+2,988	+2.8
Placements with, and loans and advances to, other banks	49,549	41,264	+8,285	+20.1
Loans and advances to customers	176,070	169,998	+6,072	+3.6
Allowances for losses on loans and advances	(6,188)	(6,068)	(120)	-2.0
Investments	20,428	19,845	+583	+2.9
Property, plant and equipment	1,527	1,547	(20)	-1.3
Intangible assets	773	808	(35)	-4.3
Income tax assets	2,650	2,745	(95)	-3.5
Other assets	2,733	3,021	(288)	-9.5
Assets of discontinued operations and non-current assets or disposal groups held for sale	400	164,451	(164,051)	-99.8
Total assets	**362,861**	**508,033**	**(145,172)**	**-28.6**

HVB Group
Balance Sheet at March 31, 2007 (continued)

Shareholders' equity and liabilities	31/3/2007 *in € m*	31/3/2006 *in € m*	Change *in € m*	Change *in %*
Deposits from other banks	72,061	85,672	(13,611)	-15.9
Amounts owed to other depositors	99,494	92,136	+7,358	+8.0
Promissory notes and other liabilities evidenced by paper	75,571	76,938	(1,367)	-1.8
Liabilities held for trading purposes	70,910	59,962	+10,948	+18.3
Provisions	1,664	1,683	(19)	-1.1
Income tax liabilities	1,632	1,378	+254	+18.4
Other liabilities	5,981	5,214	+767	+14.7
Subordinated capital	11,611	12,142	(531)	-4.4
Liabilities of discontinued operations and of disposal groups held for sale	1,293	152,920	(151,627)	-99.2
Shareholders' equity	22,644	19,988	+2,656	+13.3
Shareholders' equity attributable to shareholders of HVB AG	21,795	16,690	+5,105	+30.6
Subscribed capital	2,252	2,252	0	0.00
Additional paid-in capital	8,883	8,883	0	0.00
Other reserves	4,911	4,061	+850	+20.9
Change in valuation of financial instruments	645	872	(227)	-26.0
AfS reserve	902	1,195	(293)	-24.5
Hedge reserve	(257)	(323)	+66	+20.4
Net profit 2006	622	622	0	0.00
Net profit/ (loss) 1/1 – 31/3/2007	4,482	0	+4,482	+100.00
Minority interest	849	3,298	(2,449)	-74.3
Total shareholders' equity and liabilities	**362,861**	**508,033**	**(145,172)**	**-28.6**

Income statement by division from January 1 to March 31, 2007

in € m	Retail	Wealth Management	Corporates & Comm. Real Estate Financing	Markets & Investment Banking	Other/consolidation	HVB Group new	Discontinued operations[2]	Full HVB Group[2]
TOTAL REVENUES								
1/1 – 31/3/2007	470	123	353	858	201	2,005	1	2,006
1/1 – 31/3/2006	480	166	353	687	28	1,714	1,316	3,030
Change in %	-2.1	-25.9	0.0	+24.9	>+100.0	+17,0	-99.9	-33.8
Operating costs								
1/1 – 31/3/2007	(353)	(72)	(118)	(313)	(99)	(955)	(1)	(956)
1/1 – 31/3/2006	(356)	(94)	(124)	(289)	(101)	(964)	(737)	(1,701)
Change in %	-0.8	-23.4	-4.8	+8.3	-2.0	-0.9	-99.9	-43.8
OPERATING PROFIT (LOSS)								
1/1 – 31/3/2007	117	51	235	545	102	1,050	0	1,050
1/1 – 31/3/2006	124	72	229	398	(73)	750	579	1,329
Change in %	-5.6	-29.2	+2.6	+36.9	>+100.0	+40.0	-100.0	-21.0
Net write-downs of loans and provisions for guarantees and commitments								
1/1 – 31/3/2007	(67)	(4)	(51)	(1)	(86)	(209)	0	(209)
1/1 – 31/3/2006	(29)	(4)	(62)	(15)	(100)	(210)	(113)	(323)
Change in %	>+100.0	0.0	-17.7	-93.3	-14.0	-0.5	-100.0	-35,3
Other items[1]								
1/1 – 31/3/2007	0	1	(1)	215	49	264	3,771	4,035
1/1 – 31/3/2006	1	2	7	27	31	68	7	75
Change in %	-100.0	-50.0	>-100.0	>+100.0	+58.1	>+100.0	>+100.0	>+100.0
PROFIT (LOSS) BEFORE TAX								
1/1 – 31/3/2007	50	48	183	759	65	1,105	3,771	4,876
1/1 – 31/3/2006	96	70	174	410	(142)	608	473	1,081
Change in %	-47.9	-31.4	+5.2	+85.1	>+100.0	+81.7	>+100.0	>+100.0

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses
[2] contains the gains on the disposal of discontinued operations in other items (net income from investments)

Income statement of the Retail division

Income/expenses	1/1/-31/3/2007 *in € m*	1/1/-31/3/2006 *in € m*	Q4/2006 *in € m*	Q3/2006 *in € m*	Q2/2006 *in € m*
Net interest income	**271**	**280**	**261**	**285**	**270**
Net fees and commissions	195	196	140	139	154
Net trading, hedging and fair value income	1	(1)	(1)	(1)	2
Net other expenses/income	3	5	(10)	(2)	11
Net non-interest income	**199**	**200**	**129**	**136**	**167**
TOTAL REVENUES	**470**	**480**	**390**	**421**	**437**
Payroll costs	(152)	(141)	(132)	(139)	(145)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(201)	(215)	(213)	(227)	(210)
Operating costs	**(353)**	**(356)**	**(345)**	**(366)**	**(355)**
OPERATING PROFIT	**117**	**124**	**45**	**55**	**82**
Restructuring costs	0	0	(5)	(1)	(1)
Net write-downs of loans and provisions for guarantees and commitments	(67)	(29)	(43)	(50)	(51)
Net income from investments and other items[1]	0	1	(7)	(4)	1
PROFIT (LOSS) BEFORE TAX	**50**	**96**	**(10)**	**0**	**31**
Cost-income ratio in %	**75,1**	**74,2**	**88,5**	**86,9**	**81,2**

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Wealth Management division (WEM)

Income/expenses	1/1/-31/3/2007 *in € m*	1/1/-31/3/2006 *in € m*	Q4/2006 *in € m*	Q3/2006 *in € m*	Q2/2006 *in € m*
Net interest income	**37**	**36**	**47**	**40**	**40**
Net fees and commissions	87	135	86	62	114
Net trading, hedging and fair value income	(1)	(5)	(1)	1	(8)
Net other expenses/income	0	0	1	(1)	3
Net non-interest income	**86**	**130**	**86**	**62**	**109**
TOTAL REVENUES	**123**	**166**	**133**	**102**	**149**
Payroll costs	(23)	(32)	(26)	(25)	(34)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(49)	(62)	(49)	(43)	(65)
Operating costs	**(72)**	**(94)**	**(75)**	**(68)**	**(99)**
OPERATING PROFIT	**51**	**72**	**58**	**34**	**50**
Restructuring costs	0	0	(5)	(2)	0
Net write-downs of loans and provisions for guarantees and commitments	(4)	(4)	(8)	(2)	4
Net income from investments and other items[1)]	1	2	10	533	4
PROFIT (LOSS) BEFORE TAX	**48**	**70**	**55**	**563**	**58**
Cost-income ratio in %	**58.5**	**56.6**	**56.4**	**66.7**	**66.4**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Adjusted[1] income statement of the Wealth Management division (WEM)

Income/expenses	1/1/-31/3/2007 *in € m*	1/1/-31/3/2006 *in € m*	Q4/2006 *in € m*	Q3/2006 *in € m*	Q2/2006 *in € m*
Net interest income	**37**	**34**	**46**	**40**	**39**
Net fees and commissions	87	87	72	53	76
Net trading, hedging and fair value income	(1)	(5)	(1)	1	(8)
Net other expenses/income	0	1	2	(1)	1
Net non-interest income	**86**	**83**	**73**	**53**	**69**
TOTAL REVENUES	**123**	**117**	**119**	**93**	**108**
Payroll costs	(23)	(21)	(24)	(23)	(22)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(49)	(47)	(48)	(42)	(50)
Operating costs	**(72)**	**(68)**	**(72)**	**(65)**	**(72)**
OPERATING PROFIT	**51**	**49**	**47**	**28**	**36**
Restructuring costs	0	0	2	(2)	0
Net write-downs of loans and provisions for guarantees and commitments	(4)	(4)	(8)	(2)	4
Net income from investments and other items[2]	1	1	(1)	(1)	3
PROFIT (LOSS) BEFORE TAX	**48**	**46**	**40**	**23**	**43**
Cost-income ratio in %	**58.5**	**58.1**	**60.5**	**69.9**	**66.7**

[1] adjusted for deconsolidation effects (as of July 1, 2006: Activest companies; January 1, 2007 Nordinvest) and income and expenses of security accounts business of HVB Luxemburg (as of January 1, 2007)
[2] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing division, Corporates subdivision

Income/expenses	1/1/-31/3/2007 *in € m*	1/1/-31/3/2006 *in € m*	Q4/2006 *in € m*	Q3/2006 *in € m*	Q2/2006 *in € m*
Net interest income	**200**	**209**	**205**	**185**	**202**
Net fees and commissions	98	85	63	76	73
Net trading, hedging and fair value income	1	0	2	4	(2)
Net other expenses/income	0	1	(4)	(1)	5
Net non-interest income	**99**	**86**	**61**	**79**	**76**
TOTAL REVENUES	**299**	**295**	**266**	**264**	**278**
Payroll costs	(46)	(41)	(43)	(41)	(43)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(60)	(69)	(73)	(69)	(65)
Operating costs	**(106)**	**(110)**	**(116)**	**(110)**	**(108)**
OPERATING PROFIT	**193**	**185**	**150**	**154**	**170**
Restructuring costs	0	0	0	(1)	0
Net write-downs of loans and provisions for guarantees and commitments	(40)	(44)	(74)	(48)	(35)
Net income from investments and other items[1)]	(1)	7	(14)	(4)	1
PROFIT (LOSS) BEFORE TAX	**152**	**148**	**62**	**101**	**136**
Cost-income ratio in %	**35.5**	**37.3**	**43.6**	**41.7**	**38.8**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing division, Commercial Real Estate Financing subdivision

Income/expenses	1/1/-31/3/2007 *in € m*	1/1/-31/3/2006 *in € m*	Q4/2006 *in € m*	Q3/2006 *in € m*	Q2/2006 *in € m*
Net interest income	**43**	**49**	**27**	**40**	**44**
Net fees and commissions	11	8	8	11	11
Net trading, hedging and fair value income	0	0	0	0	0
Net other expenses/income	0	1	(2)	0	2
Net non-interest income	**11**	**9**	**6**	**11**	**13**
TOTAL REVENUES	**54**	**58**	**33**	**51**	**57**
Payroll costs	(3)	(4)	(2)	(4)	(3)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(9)	(10)	(10)	(10)	(8)
Operating costs	**(12)**	**(14)**	**(12)**	**(14)**	**(11)**
OPERATING PROFIT	**42**	**44**	**21**	**37**	**46**
Restructuring costs	0	0	0	0	0
Net write-downs of loans and provisions for guarantees and commitments	(11)	(18)	(11)	(30)	(4)
Net income from investments and other items[1]	0	0	5	(6)	0
PROFIT (LOSS) BEFORE TAX	**31**	**26**	**15**	**1**	**42**
Cost-income ratio in %	**22.2**	**24.1**	**36.4**	**27.5**	**19.3**

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Markets & Investment Banking (MIB) division

Income/expenses	1/1/-31/3/2007 *in € m*	1/1/-31/3/2006 *in € m*	Q4/2006 *in € m*	Q3/2006 *in € m*	Q2/2006 *in € m*
Net interest income	**411**	**286**	**361**	**268**	**256**
Net fees and commissions	90	102	106	72	86
Net trading, hedging and fair value income	355	294	79	193	171
Net other expenses/income	2	5	3	(8)	5
Net non-interest income	**447**	**401**	**188**	**257**	**262**
TOTAL REVENUES	**858**	**687**	**549**	**525**	**518**
Payroll costs	(163)	(138)	(144)	(120)	(120)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(150)	(151)	(181)	(147)	(162)
Operating costs	**(313)**	**(289)**	**(325)**	**(267)**	**(282)**
OPERATING PROFIT	**545**	**398**	**224**	**258**	**236**
Restructuring costs	0	0	(1)	0	0
Net write-downs of loans and provisions for guarantees and commitments	(1)	(15)	20	(5)	16
Net income from investments and other items[1]	215	27	(221)	16	16
PROFIT (LOSS) BEFORE TAX	**759**	**410**	**22**	**269**	**268**
Cost-income ratio in %	**36.5**	**42.1**	**59.2**	**50.9**	**54.4**

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Other/consolidation division

Income/expenses	1/1/-31/3/2007 *in € m*	1/1/-31/3/2006 *in € m*	Q4/2006 *in € m*	Q3/2006 *in € m*	Q2/2006 *in € m*
TOTAL REVENUES	**201**	**28**	**7**	**(2)**	**60**
Operating costs	**(99)**	**(101)**	**(33)**	**(94)**	**(51)**
OPERATING PROFIT (LOSS)	**102**	**(73)**	**(26)**	**(96)**	**9**
Restructuring costs	0	0	(30)	(12)	(2)
Net write-downs of loans and provisions for guarantees and commitments	(86)	(100)	(179)	(91)	(132)
Net income from investments and other items[1)]	49	31	(35)	(11)	2
PROFIT (LOSS) BEFORE TAX	**65**	**(142)**	**(270)**	**(210)**	**(123)**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de *Head of Investor Relations*	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Fax	☎ +49-89-378 24083
Web Site:	http://www.hvb.com/ir

82-3444

INVESTOR RELATIONS RELEASE 10. MAI 2007

1. Quartal 2007: HVB Group mit sehr erfreulichem Jahresauftakt

- **Operatives Ergebnis (1.050 Mio. €) im ersten Quartal 2007 gegenüber starkem 1. Quartal des Vorjahres um 40,0% angestiegen**
  - **Operative Erträge steigen um 17,0% auf 2.005 Mio. €: Zinsüberschuss (1.141 Mio. €) deutlich um 33,9% gesteigert, Handelsergebnis (350 Mio. €) übertrifft starkes Vorjahresquartal um 17,8%**
  - **Verwaltungsaufwand (955 Mio. €) leicht rückläufig, Cost-Income-Ratio weiter um 8,6 Prozentpunkte auf 47,6% verbessert**
- **Kreditrisikovorsorge (209 Mio. €) stabil auf Vorjahresniveau**
- **Ergebnis vor Steuern (1.105 Mio. €) um 81,7% gestiegen; auch bereinigt um Sondereffekte um 30,6% verbessert;**
- **Gewinn (793 Mio. €) mehr als verdoppelt, bereinigter Gewinn plus 33,2%**
- **Eigenkapitalrendite nach Steuern (31,6%, bereinigt 20,8%)**

Anmerkung zum Ergebnisausweis

Die HVB Group legt heute ihren Zwischenbericht zum 31. März 2007 vor. Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar. Im Januar 2007 wurden bis auf die Filialen Vilnius und Tallinn alle Gesellschaften bzw. Teilkonzerne (Bank Austria Creditanstalt-Gruppe, IMB, AS UniCredit Bank, Riga, HVB Bank Ukraine) übertragen und mit Wirkung zum 1. Januar 2007 entkonsolidiert.

In der Gewinn- und Verlustrechnung der HVB Group werden deshalb in 2007 gemäß IFRS 5 die operativen Ergebnisse der Filialen Vilnius und Tallinn sowie die Entkonsolidierungsgewinne der übertragenen Teilkonzerne bzw. Gesellschaften inklusive der entsprechenden Steuern und Minderheiten erst nach dem Gewinn der HVB Group neu in separaten GuV-Positionen ("Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche" bzw. "Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche") ausgewiesen. Die Vergleichszahlen zum 1. Quartal 2006 der genannten GuV-Positionen enthalten auch die Ergebnisse aus der Geschäftstätigkeit der übertra-

genen Gesellschaften. Nachfolgend wird ausschließlich die Ergebnisentwicklung der HVB Group neu dargestellt.

Überblick

Die HVB Group verzeichnete in den ersten drei Monaten des Jahres 2007 eine sehr erfreuliche finanzielle Entwicklung. Das operative Ergebnis konnte im Vergleich zum 1. Quartal des Vorjahres um 40,0% gesteigert werden und das Ergebnis vor Steuern verbesserte sich um 81,7%. Der Gewinn übertraf den vergleichbaren Vorjahreswert um mehr als das Doppelte; auch bereinigt um Sondereffekte aus dem Verkauf von Indexchange (218 Mio. €) und der Kaufpreisverzinsung aus der Veräußerung der aufgegebenen Geschäftsbereiche um fast ein Drittel. Die Eigenkapitalrentabilität nach Steuern stieg nochmals erheblich auf 31,6%, bereinigt auf 20,8%, an.

Das sehr gute Ergebnis des 1. Quartals 2007 ist auf eine erfreuliche Entwicklung bei den operativen Erträgen zurückzuführen, die vor allem von einem erfreulichen Zuwachs beim Handelsergebnis und beim Zinsüberschuss getragen wurde. Die Verwaltungsaufwendungen reduzierten sich leicht. Erwartungsgemäß bewegte sich die Kreditrisikovorsorge im 1. Quartal 2007 stabil auf Vorjahresniveau. Das Ziel einer im Gesamtjahr 2007 weiter deutlich verbesserten Cost-Income-Ratio wurde in den ersten drei Monaten gut erreicht.

Dr. Wolfgang Sprißler, Sprecher des Vorstands der HVB Group: "Wir sind sehr gut in das neue Geschäftsjahr gestartet. Die erfreuliche operative Entwicklung hat unsere hohen Erwartungen voll erfüllt. Mit Blick auf unsere Jahresziele liegen wir auf Kurs, auch wenn wir nicht erwarten, dass sich die hohe Ergebnisdynamik in den kommenden Quartalen in vollem Umfang aufrecht erhalten lässt. Nach Abschluss der Integration können wir uns jetzt voll auf unser Kundengeschäft konzentrieren. Wir werden unsere Ertragskraft weiter stärken und damit unseren Anspruch, zu den profitabelsten Banken in Deutschland zu gehören, untermauern."

Die Ergebnisse im Einzelnen:

Operative Erträge: Im operativen Geschäft zeigen sich im ersten Quartal 2007 vor dem positiven konjunkturellen Hintergrund weitere Verbesserungen der Ertragsstruktur mit einem gegenüber dem starken 1. Quartal des Vorjahrs kräftigen Anstieg des Handelsergebnisses und des Zinsüberschusses, der neben handelsinduzierten Komponenten auch aus dem Zufluss der Kaufpreisverzinsung aus den Veräußerungen der aufgegebenen Geschäftsbereiche für den Zeitraum seit der außerordentlichen Hauptversammlung im Oktober 2006, der Anlage der Veräußerungsgewinne sowie auch vom Wegfall der Refinanzierungsaufwendungen aus den Transfers der aufgegebenen Geschäftsbereiche profitierte. Insgesamt stiegen die operativen Erträge um signifikante 17,0% auf 2.005 Mio. € gegenüber dem Vorjahreszeitraum an. Das ist im Quartalsvergleich der letzten zwei Jahre das höchste bisher erzielte Ergebnis. Mit dieser guten operativen Performance wurden im

ersten Quartal 2007 die ambitionierten Ziele einer gegenüber Vorjahr spürbaren Steigerung der operativen Erträge bei leicht reduzierten Verwaltungsaufwendungen und damit der Verbesserung der Cost-Income-Ratio gut erreicht.

Zinsüberschuss: Der Überschuss aus dem originären Zinsgeschäft überstieg im ersten Quartal 2007 den Vorjahreswert um 33,6% auf 1.074 Mio. € deutlich. Hier wirken sich neben dem Zufluss der vertraglich vereinbarten Kaufpreisverzinsung für den Zeitraum von der außerordentlichen Hauptversammlung im Oktober 2006 bis zur Übertragung der Beteiligungen und der Anlage der Veräußerungsgewinne auch der Wegfall der Refinanzierungsaufwendungen im Vergleich zum Vorjahr begünstigend aus. Bereinigt um Sondereffekte aus den Liquiditätszuflüssen der aufgegebenen Geschäftsbereiche und Konsolidierungs- und Währungseffekten stieg der Zinsüberschuss um 6,8% - wegen höherer handelsinduzierter Zinserträge und trotz des geplanten strategischen Portfolioabbaus - an. Die durchschnittlichen Risikoaktiva (KWG) verminderten sich gegenüber Vorjahr um 6,6%. Zinserträge aus Dividenden und ähnliche Erträge aus Kapitalinvestitionen erhöhten sich um 39,6% auf 67 Mio. € in Folge gestiegener Ausschüttungen aus Private Equity Funds.

Der Provisionsüberschuss lag - bedingt durch den Verkauf der Activest Gesellschaften zum Halbjahr 2006, der Veräußerung der Nordinvest und der Indexchange im Januar 2007 - mit 487 Mio. € um 9,5% unter dem Ergebnis des starken ersten Quartals 2006 (538 Mio. €): Bereinigt um Konsolidierungs- und Währungseffekte wurde der überdurchschnittlich hohe Vorjahreswert fast erreicht (-1,1%). Zu dem guten Wert des ersten Quartals 2007 haben auch in diesem Jahr der erfolgreiche Absatz von innovativen Anlageprodukten, wie zum Beispiel " HVB 6% ZinsAss" und "HVB Best of Fonds Zertifikate" sowie der "KombiAnlage plus", beigetragen. Dabei wurde das gute Provisionsergebnis aus dem Wertpapier- und Depotgeschäft des ersten Quartals 2006 erreicht. Daneben reduzierten sich die Dienstleistungsbeiträge aus dem Kreditgeschäft um 10%, während das sonstige Dienstleistungsgeschäft um rund ein Viertel stieg.

Handelsergebnis: Sehr erfolgreich entwickelte sich das Handelsergebnis der HVB Group neu in den ersten drei Monaten 2007 und lag mit 350 Mio. € oder einer Steigerung von 17,8% über dem hervorragenden 1. Quartal 2006 (297 Mio. €). Dies ist das höchste Ergebnis der Unternehmensgeschichte. In einem sehr freundlichen Kapitalmarktumfeld trug hierzu insbesondere der Anstieg der kursbezogenen Geschäfte um 31,8% bei. Ferner werden im Handelsergebnis seit Jahresende 2006 erstmals Realisierungserfolge aus Private Equity mit 46 Mio. € ausgewiesen (im März 2006 noch im Finanzanlageergebnis enthalten).

Sonstige Aufwendungen und Erträge: Der Saldo aus Sonstigen Aufwendungen und Erträgen wird im 1. Quartal 2007 mit 27 Mio. € ausgewiesen und liegt auf Höhe des Vorjahreszeitraums.

Verwaltungsaufwand: Die Verwaltungsaufwendungen reduzierten sich im ersten Quartal 2007 gegenüber dem Vorjahr um 0,9% auf 955 Mio. €. Dabei blieb der Personalaufwand trotz höherer Aufwendungen für erfolgsabhängige Bonuszahlungen im Segment Markets & Investment Banking und die Anderen Verwaltungsaufwendungen stabil, während sich die Abschreibungen auf Sachanlagen und immaterielle Vermögensgegenstände deutlich um 14,7% reduzierten. Aufwandsmindernd wirkten sich insgesamt neben dem strikten Kostenmanagement auch die Entkonsolidierung der Activest Gesellschaften sowie weiterer Gesellschaften (z.B. Nordinvest, Indexchange) aus, die im Rahmen der Neuausrichtung der Bank aus dem Konsolidierungskreis ausgeschieden sind. Bereinigt um Konsolidierungs- und Währungseffekte zeigt sich ein leichter Anstieg des Verwaltungsaufwands gegenüber dem Vorjahreszeitraum um 3,6%.

Operatives Ergebnis: Im kräftigen Anstieg des operativen Ergebnisses um 40,0% auf 1.050 Mio. € zeigt sich, dass sich die bereits in den Vorjahren eingeleitete stetige Verbesserung der operativen Geschäftsentwicklung im 1. Quartal 2007 weiter fortsetzte: Unsere hohen Erwartungen wurden gut erreicht. Der Anstieg des operativen Ergebnisses gegenüber dem Vorjahreszeitraum ist sowohl auf die kräftig gestiegenen operativen Erträge als auch auf die erfolgreichen Maßnahmen zur Kostenreduktion zurückzuführen. Diese Produktivitätssteigerung führte zu einer auf 47,6% deutlich verbesserten Cost-Income-Ratio, die sich um erfreuliche 8,6%-Punkte weiter reduzierte.

Kreditrisikovorsorge: Die Kreditrisikovorsorge liegt mit 209 Mio. € auf Vorjahresniveau und blieb damit stabil.

Finanzanlageergebnis: Das Finanzanlageergebnis belief sich im 1. Quartal 2007 auf 270 Mio. € und ist durch Sondereffekte in Höhe von 218 Mio. € aus der Veräußerung von Indexchange und in Höhe von 47 Mio. € durch den Verkauf von Nordinvest positiv beeinflusst. Im Vorjahr wurden Realisierungsgewinne von 89 Mio. € u.a. aus der Reduzierung des Anteilsbesitzes an Babcock & Brown Limited (55 Mio. €) vereinnahmt.

Ergebnis vor Steuern: Das Ergebnis vor Steuern belief sich inklusive der erwähnten Sondereffekte in den ersten drei Monaten 2007 um 81,7% auf 1.105 Mio. € nach 608 Mio. € im Vorjahr. Bereinigt um Sondereffekte ergibt sich eine Steigerung um rund ein Drittel auf 794 Mio. €.

Fremdanteile am Ergebnis und Gewinn: Vom Ergebnis nach Steuern in Höhe von 814 Mio. € entfallen 21 Mio. € auf Anteile Konzernfremder. Die HVB Group neu erzielte in den ersten drei Monaten 2007 einen Gewinn von 793 Mio. €, der sich gegenüber den ersten drei Monaten des Vorjahres mehr als verdoppelt hat. Auch bereinigt um die Einmaleffekte aus dem Verkauf der Indexchange und den Liquiditätsvorteilen aus der Kaufpreisverzinsung der aufgegebenen Geschäftsbereiche konnte der Gewinn mit 522 Mio. € um ein Drittel verbessert werden.

Segmentergebnis nach neuen Divisionen:

Zum Ergebnis vor Steuern der HVB Group neu in Höhe von 1.105 Mio. € haben die Divisionen

Privat- und Geschäftskunden	50 Mio. €
Wealth Management	48 Mio. €
Firmen- & Kommerzielle Immobilienkunden	183 Mio. €
Markets & Investment Banking	759 Mio. € (inkl. Veräußerungsgewinn Indexchange in Höhe von 218 Mio. €)
Sonstige/Konsolidierung	65 Mio. €

beigetragen.

Die seit Juli 2006 neu aufgestellte Division Privat- und Geschäftskunden zeigt in den ersten drei Monaten 2007 einen erfolgreichen Geschäftsverlauf mit fast auf dem starkem Vorjahresquartal liegenden operativen Erträgen von 470 Mio. € und liegt damit deutlich über den letzten drei Quartalswerten 2006. Das operative Ergebnis liegt mit 117 Mio. € zwar leicht unter dem hohen Wert des ersten Quartals 2006, jedoch deutlich über den letzten drei Quartalswerten in 2006. Im Zinsüberschuss ergab sich ein leichter Rückgang (-3,2%) vor allem infolge des strategisch bedingten Volumensabbaus bei Immobilienkrediten. Im Provisionsüberschuss erreichte die Division mit 195 Mio. € den außergewöhnlich hohen Vorjahreswert (196 Mio. €). Dazu hat - wie im Vorjahr - auch der weiterhin erfolgreiche Absatz von innovativen Anlageprodukten, wie zum Beispiel "HVB 6% ZinsAss" mit einem Volumen von über 400 Mio. €, "HVB Best of Fonds Zertifikate" mit über 100 Mio. € sowie der "KombiAnlage plus", beigetragen. Die Verwaltungsaufwendungen ermäßigten sich leicht um 0,8% trotz der erstmaligen Einbeziehung der PlanetHome Gruppe. Innerhalb der gesamten Verwaltungsaufwendungen stiegen die Personalaufwendungen um 7,8%, während sich die anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen auf Grund des strikten Kostenmanagements um 6,5% reduzierten. Die Cost-Income-Ratio betrug 75,1%. Die Erhöhung der Kreditrisikovorsorge auf 67 Mio. € steht im Zusammenhang mit dem im Vorjahr ausgelagerten Special Credit Portfolio; die Vergleichszahl im Vorjahr ist technisch bedingt vergleichsweise niedrig (Vorjahresquartal 29 Mio. €).

Das Ergebnis vor Steuern der Division Wealth Management ist in den ersten drei Monaten 2007 durch mehrere Effekte geprägt: Im Rahmen der Bündelung der Asset Management-Aktivitäten in der UniCredit Gruppe wurden mit Wirkung zum 1. Juli 2006 die Activest Gruppe sowie im Januar 2007 die Nordinvest an Pioneer übertragen und die Depotbanktätigkeiten der HVB Banque Luxembourg ab dem 1. Januar 2007 nicht mehr der Division Wealth Management zugeordnet. Deshalb sind in der Erfolgsrechnung in den Vorjahresquartalen noch die originären Ergebnisbeiträge der Activest Gesellschaften bis zur Jahresmitte 2006, der Nordinvest und die Erfolge aus den De-

potbankaktivitäten der HVB Luxembourg integriert. Zur besseren Vergleichbarkeit des operativen Geschäfts von Wealth Management wird nachfolgend die Ergebnisentwicklung bereinigt um diese Effekte dargestellt.

Mit einem Ergebnis vor Steuern in Höhe von 48 Mio. € konnte die Division Wealth Management im ersten Quartal 2007 das Ergebnis des entsprechenden Vorjahreszeitraums um 4,3% steigern. Darin spiegelt sich auch die Ergebnisdynamik der DAB Bank Gruppe wider, die nach einem Anstieg des Ergebnisses vor Steuern um 13% das beste Quartalsergebnis in ihrer Unternehmensgeschichte erreichte.

Die positive Entwicklung des operativen Ergebnisses (+4,1%) wurde vom Zuwachs der operativen Erträge um 5,1% auf 123 Mio. € getragen. Der hohe Provisionsüberschuss aus dem 1. Quartal 2006 konnte auch 2007 erreicht werden. Die Forcierung der Vermögensverwaltung im Wealth Management Vertrieb gewinnt an Dynamik. Im vergangenen halben Jahr konnte das Volumen der Vermögensverwaltung um 40% auf 2 Mrd. € gesteigert werden. Bei den Sachwerteanlagen wurden insbesondere Private Equity Beteiligungen erfolgreich platziert. Die DAB Bank Gruppe erreichte bei den Wertpapiertransaktionen Rekordniveau. Der Zinsüberschuss in der Division stieg um 8,8%.

In der Erhöhung des Verwaltungsaufwands um 5,9% schlugen sich Wertpapierabwicklungsaufwendungen durch gesteigerte Transaktionszahlen und gezielter Personalaufbau im Vertrieb, um organisch zu wachsen, nieder. Die Cost-Income-Ratio blieb mit 58,5% nahezu unverändert.

Die Division Firmen- & Kommerzielle Immobilienkunden (FKI) besteht nach der Neuorganisation aus der Subdivision Firmenkunden und der Subdivision Kommerzielle Immobilienkunden:

Die Subdivision Firmenkunden, die sich insbesondere auf die Bedürfnisse unserer mittelständischen Kunden konzentriert, übertraf beim Ergebnis vor Steuern das gute Niveau des entsprechenden Vorjahresquartals um 2,7%.

Dabei verbesserte sich das operative Ergebnis um 4,3% auf 193 Mio. € sowohl aufgrund höherer operativer Erträge (+1,4%) als auch aufgrund der Reduzierung der Verwaltungsaufwendungen (-3,6%), und damit auch die Cost-Income-Ratio um 1,8%-Punkte auf nunmehr 35,5%. Der Ertragsanstieg geht auf ein erfreuliches Wachstum des Provisionsüberschusses in Höhe von 15,3% zurück. Diese Entwicklung resultiert aus höheren Erlösen im Zahlungsverkehr, einem gestiegenen Absatz im Derivategeschäft mit Kunden und aus höheren Erträgen im Bereich von strukturierten Finanzierungen, unter anderem auch durch Mezzanine-Produkte unter Einbeziehung des Kapitalmarktes über die PREPS™-Plattform. Der Zinsüberschuss war dagegen margenbedingt leicht rückläufig.

Das rückläufige Ergebnis aus Finanzanlagen und anderen Posten (-8 Mio. € ggü. Vorjahr) wurde durch die um 4 Mio. € auf 40 Mio. € gesunkene Kreditrisikovorsorge nur teilweise kompensiert, so dass das Ergebnis vor Steuern ausschließlich aus der operativen Geschäftstätigkeit auf 152 Mio. € stieg.

Die Subdivision Kommerzielle Immobilienkunden hat auch im ersten Quartal 2007 das bereits 2005 begonnene Restrukturierungsprogramm einschließlich des damit einhergehenden strategischen Abbaus unprofitabler Portfolios sowie des Aufbaus neuer profitabler Geschäftsaktivitäten fortgesetzt. Das operative Ergebnis lag mit 42 Mio. € in etwa auf dem guten Niveau des Vorjahres. Der Zinsüberschuss hat sich gegenüber dem Vorjahresquartal um 12,2% ermäßigt. Auf Grund des kräftig um 37,5% gestiegenen Provisionsüberschusses war der Rückgang der operativen Erträge nur moderat (-6,9%). Die Entwicklung im Provisionsüberschuss resultiert hauptsächlich aus gestiegenen Corporate Finance Erträgen und einem gestiegenen Absatz im Derivategeschäft mit Kunden. Die Verwaltungsaufwendungen gingen wegen des mit dem Volumensrückgang einhergehenden Personalabbaus um 14,3% zurück, sodass sich insgesamt die Profitabilität im operativen Geschäft und damit die Cost-Income-Ratio um 1,9%-Punkte auf 22,2% verbesserte.

Auf Grund einer deutlich um 7 Mio. € bzw. -38,9% gesunkenen Kreditrisikovorsorge stieg das Ergebnis vor Steuern gegenüber dem Vorjahr um 19,2% auf nunmehr 31 Mio. €.

Die Division Markets & Investment Banking setzte die erfolgreiche und nachhaltige Ergebnisentwicklung fort und konnte in den ersten drei Monaten 2007 das Ergebnis vor Steuern gegenüber dem Vorjahresvergleichszeitraum um 85,1% auf 759 Mio. € steigern. Diese Entwicklung ist einerseits auf das spürbar verbesserte operative Ergebnis (+36,9% auf 545 Mio. €) und andererseits auf den in der Position Finanzanlageergebnis und andere Posten vereinnahmten Gewinn aus der Veräußerung der Indexchange AG in Höhe von 218 Mio. € zurückzuführen. Aber auch unter Herausnahme dieses Veräußerungsgewinns stieg das Ergebnis vor Steuern kräftig um 131 Mio. € bzw. 32,0% auf 541 Mio. € und liegt damit deutlich über den Quartalsbeiträgen des Vorjahres.

Das gute operative Ergebnis wurde getragen von den um 171 Mio. € bzw. 24,9% gestiegenen operativen Erträgen. Insbesondere der Zinsüberschuss konnte auch auf Grund einer günstigen Zinsentwicklung mit einer Ausweitung um 125 Mio. € bzw. 43,7% deutlich zulegen. Daneben übertraf das Handelsergebnis das sehr gute Ergebnis des Vorjahresquartals nochmals um 61 Mio. € bzw. 20,7%, während der Provisionsüberschuss das hohe Niveau des Vorjahres nicht erreichte (-12 Mio. € bzw. -11,8%). Trotz des Anstiegs der Verwaltungsaufwendungen um 24 Mio. € bzw. 8,3% verbesserte sich die Cost-Income-Ratio um 5,6%-Punkte auf 36,5%.

Das Segment Sonstige/Konsolidierung beinhaltet die Subsegmente Global Banking Services, Group Corporate Center inklusive der Erfolgsbeiträge aus dem im September 2006 neu entstandenen und in diesem Segment zusammengefassten Special Credit Portfolio und dem bisher separat ausgewiesenen Segment Real Estate Restructuring sowie den Konsolidierungseffekten.

Die operativen Erträge dieses Segments erhöhten sich deutlich von 28 Mio. € im Vorjahr auf 201 Mio. € im ersten Quartal 2007. Diese Entwicklung resultiert fast ausschließlich aus dem Zinsüberschuss, der durch die Zinseffekte aus dem Mittelzufluss im Zusammenhang mit der Veräußerung der aufgegebenen Geschäftsbereiche begünstigt ist. Dabei schlagen sich neben der Verzinsung des Kaufpreises und der Anlage der Veräußerungsgewinne auch der Wegfall der im Vorjahr vorhandenen Refinanzierungskosten auf die Beteiligungsbuchwerte der aufgegebenen Geschäftsbereiche positiv nieder. Bei im Vergleich zum entsprechenden Vorjahreszeitraum stabilen Verwaltungsaufwendungen wirkt sich der beschriebene Zinseffekt auch im operativen Ergebnis positiv aus. Die Kreditrisikovorsorge, die auf das Special Credit Portfolio entfällt, reduzierte sich um 14% auf 86 Mio. €. Daneben führte insbesondere der Veräußerungsgewinn Nordinvest (47 Mio. €) zu dem höheren Ergebnisbeitrag aus dem "Finanzanlageergebnis und andere Posten". Das Ergebnis vor Steuern verbesserte sich im ersten Quartal dieses Geschäftsjahres auf 65 Mio. € nach -142 Mio. € im entsprechenden Vorjahreszeitraum.

Eigenkapitalrentabilität nach Steuern

Die Eigenkapitalrentabilität nach Steuern der HVB Group wurde an die bei der UniCredit Gruppe übliche Definition angepasst und gibt damit die Kennzahl bezogen auf 6,8% Eigenkapitalbindung, gemessen an den durchschnittlichen Risikoaktiva, als eine rein ökonomische Betrachtungsweise an. Für das erste Quartal 2007 ergibt sich nach dieser Definition eine Eigenkapitalrentabilität nach Steuern in Höhe von 31,6% und vor Steuern von 44,0%. Auch bereinigt um den Verkaufsgewinn Indexchange und die Effekte aus den Liquiditätsvorteilen aus der Kaufpreisverzinsung liegen die Kennzahlenwerte nach Steuern mit 20,8% und vor Steuern mit 31,6% deutlich über den Werten des ersten Quartals 2006 (31. März 2006: Eigenkapitalrentabilität nach Steuern 14,3% und Eigenkapitalrentabilität vor Steuern 22,2%).

Der Zwischenbericht zum 1. Quartal 2007 wird auf unserer Homepage http://www.hvb.com/ir zum Download bereitgestellt.

Financial Highlights – HVB Group

Kennzahlen (in %)	1.1.-31.3.2007[1]	1.1.-31.3.2006[4]
Eigenkapitalrentabilität nach Steuern[2]	31,6	14,3
Eigenkapitalrentabilität nach Steuern, bereinigt[2] [3]	20,8	14,3
Eigenkapitalrentabilität vor Steuern[2]	44,0	22,2
Eigenkapitalrentabilität vor Steuern, bereinigt[2] [3]	31,6	22,2
Cost-Income-Ratio (gemessen an den operativen Erträgen)	47,6	56,2
Erfolgszahlen	**1.1.-31.3.2007[1]**	**1.1.-31.3.2006[4]**
Operatives Ergebnis (in Mio €)	1.050	750
Ergebnis vor Steuern (in Mio €)	1.105	608
Gewinn/Verlust (in Mio €)	793	392
Ergebnis je Aktie (in €)	1,06	0,52
Ergebnis je Aktie (in €), bereinigt[3]	0,70	0,52
Bilanzzahlen (in Mrd €)	**31.03.2007**	**31.12.2006[4]**
Bilanzsumme	362,9	358,3
Bilanzielles Eigenkapital	22,6	21,9
Bankaufsichtsrechtliche Kennzahlen nach KWG	**31.03.2007**	**31.12.2006[4]**
Kernkapital (in Mrd €)	14,8	15,1
Risikoaktiva (in Mrd €)	139,4	137,4
Kernkapitalquote (in %) (inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche)	15,3	–
	31.03.2007[1]	**31.12.2006[4]**
Mitarbeiter	24.861	25.738
Geschäftsstellen	788	785

Aktie		1.1.-31.3.2007	2006
Börsenkurs:	Stichtag (in €)	39,78	33,03
	Höchststand (in €)	40,06	36,65
	Tiefststand (in €)	32,30	25,52
Börsenkapitalisierung Stichtag (in Mrd €)		29,9	24,8

[1] ohne aufgegebene Geschäftsbereiche
[2] Eigenkapitalrentabilität bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva
[3] 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange
[4] HVB Group neu: Pro forma Zahlen der fortgeführten Geschäftsbereiche

Gewinn- und Verlustrechnung vom 1. Januar bis 31. März 2007 – HVB Group

Erträge/ Aufwendungen	1.1.-31.3.2007 *in Mio €*	1.1.-31.3.2006 *in Mio €*	Veränderung *in Mio €*	Veränderung *in %*
Überschuss aus originärem Zinsgeschäft	1.074	804	+270	+33,6
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	67	48	+19	+39,6
Zinsüberschuss	**1.141**	**852**	**+289**	**+33,9**
Provisionsüberschuss	487	538	-51	-9,5
Handelsergebnis	350	297	+53	+17,8
Saldo sonstige Aufwendungen/ Erträge	27	27	0	0,0
Zinsunabhängige Erträge	**864**	**862**	**+2**	**+0,2**
OPERATIVE ERTRÄGE	**2.005**	**1.714**	**+291**	**+17,0**
Personalaufwand	-571	-571	0	0,0
Andere Verwaltungsaufwendungen	-320	-318	-2	+0,6
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-64	-75	+11	-14,7
Verwaltungsaufwand	**-955**	**-964**	**+9**	**-0,9**
OPERATIVES ERGEBNIS	**1.050**	**750**	**+300**	**+40,0**
Zuführungen zu Rückstellungen	-6	-21	+15	-71,4
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0,0
Aufwendungen für Restrukturierungen	0	0	0	0,0
Kreditrisikovorsorge	-209	-210	+1	-0,5
Finanzanlageergebnis	270	89	+181	>+100,0
ERGEBNIS VOR STEUERN	**1.105**	**608**	**+497**	**+81,7**
Ertragsteuern	-291	-192	-99	+51,6
ERGEBNIS NACH STEUERN	**814**	**416**	**+398**	**+95,7**
Fremdanteile am Ergebnis	-21	-24	+3	-12,5
GEWINN DER HVB GROUP NEU	**793**	**392**	**+401**	**>+100,0**
Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche	3.689	382	+3.307	>+100,0
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	0	-123	+123	-100,0
GEWINN DER HVB GROUP GESAMT	**4.482**	**651**	**+3.831**	**>+100,0**

HVB Group
Bilanz zum 31. März 2007

Aktiva	31.3.2007 *in Mio €*	31.3.2006 *in Mio €*	Veränderung *in Mio €*	Veränderung *in %*
Barreserve	4.720	3.211	+1.509	+47,0
Handelsaktiva	110.199	107.211	+2.988	+2,8
Forderungen an Kreditinstitute	49.549	41.264	+8.285	+20,1
Forderungen an Kunden	176.070	169.998	+6.072	+3,6
Wertberichtigungen auf Forderungen	-6.188	-6.068	-120	-2,0
Finanzanlagen	20.428	19.845	+583	+2,9
Sachanlagen	1.527	1.547	-20	-1,3
Immaterielle Vermögenswerte	773	808	-35	-4,3
Ertragsteueransprüche	2.650	2.745	-95	-3,5
Sonstige Aktiva	2.733	3.021	-288	-9,5
Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	400	164.451	-164.051	-99,8
Summe der Aktiva	**362.861**	**508.033**	**-145.172**	**-28,6**

HVB Group
Bilanz zum 31. März 2007 (Fortsetzung)

Passiva	31.3.2007 in Mio €	31.3.2006 in Mio €	Veränderung in Mio €	Veränderung in %
Verbindlichkeiten gegenüber Kreditinstituten	72.061	85.672	-13.611	-15,9
Verbindlichkeiten gegenüber Kunden	99.494	92.136	+7.358	+8,0
Verbriefte Verbindlichkeiten	75.571	76.938	-1.367	-1,8
Handelspassiva	70.910	59.962	+10.948	+18,3
Rückstellungen	1.664	1.683	-19	-1,1
Ertragsteuerverpflichtungen	1.632	1.378	+254	+18,4
Sonstige Passiva	5.981	5.214	+767	+14,7
Nachrangkapital	11.611	12.142	-531	-4,4
Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen	1.293	152.920	-151.627	-99,2
Eigenkapital	22.644	19.988	+2.656	+13,3
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	21.795	16.690	+5.105	+30,6
Gezeichnetes Kapital	2.252	2.252	0	0,0
Kapitalrücklage	8.883	8.883	0	0,0
Andere Rücklagen	4.911	4.061	+850	+20,9
Bewertungsänderungen von Finanzinstrumenten	645	872	-227	-26,0
AfS-Rücklage	902	1.195	-293	-24,5
Hedge-Rücklage	-257	-323	+66	+20,4
Konzerngewinn 2006	622	622	0	0,0
Gewinn/Verlust 1.1 – 31.3.2007	4.482	0	+4.482	+100,0
Anteile in Fremdbesitz	849	3.298	-2.449	-74,3
Summe der Passiva	**362.861**	**508.033**	**-145.172**	**-28,6**

Erfolgsrechnung nach Divisionen vom 1. Januar bis 31. März 2007

in Mio €	Privat- und Geschäfts-kunden	Wealth Man-agement	Firmen- & Kommerz. Immobilien-kunden	Markets & Investment Banking	Son-stige/Konso-lidierung	HVB Group neu	Aufgegebene Geschäfts-bereiche[2)]	HVB Group gesamt[2)]
Operative Erträge								
1.1. – 31.3.2007	470	123	353	858	201	2.005	1	2.006
1.1. – 31.3.2006	480	166	353	687	28	1.714	1.316	3.030
Veränderung in %	-2.1	-25.9	0.0	+24.9	>+100.0	+17.0	-99.9	-33.8
Verwaltungsaufwand								
1.1. – 31.3.2007	-353	-72	-118	-313	-99	-955	-1	-956
1.1. – 31.3.2006	-356	-94	-124	-289	-101	-964	-737	-1.701
Veränderung in %	-0.8	-23.4	-4.8	+8.3	-2.0	-0.9	-99.9	-43.8
Operatives Ergebnis								
1.1. – 31.3.2007	117	51	235	545	102	1.050	0	1.050
1.1. – 31.3.2006	124	72	229	398	-73	750	579	1.329
Veränderung in %	-5.6	-29.2	+2.6	+36.9	>+100.0	+40.0	-100.0	-21.0
Kreditrisikovorsorge								
1.1. – 31.3.2007	-67	-4	-51	-1	-86	-209	0	-209
1.1. – 31.3.2006	-29	-4	-62	-15	-100	-210	-113	-323
Veränderung in %	>+100.0	0.0	-17.7	-93.3	-14.0	-0.5	-100.0	-35.3
restliche Positionen[1)]								
1.1. – 31.3.2007	0	1	-1	215	49	264	3.771	4.035
1.1. – 31.3.2006	1	2	7	27	31	68	7	75
Veränderung in %	-100.0	-50.0	>-100.0	>+100.0	+58.1	>+100.0	>+100.0	>+100.0
Ergebnis vor Steuern								
1.1. – 31.3.2007	50	48	183	759	65	1.105	3.771	4.876
1.1. – 31.3.2006	96	70	174	410	-142	608	473	1.081
Veränderung in %	-47.9	-31.4	+5.2	+85.1	>+100.0	+81.7	>+100.0	>+100.0

1) Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Aufwendungen für Restrukturierungen, Finanzanlageergebnis und andere nicht operative Aufwendungen

2) Enthält in den restlichen Positionen (Finanzanlageergebnis) die Gewinne aus der Veräußerung der aufgegebenen Geschäftsbereiche

Erfolgsrechnung der Division

Privat- und Geschäftskunden

Erträge/Aufwendungen	1.1.-31.3.2007 *in Mio €*	1.1.-31.3.2006 *in Mio €*	4. Quartal 2006 *in Mio €*	3. Quartal 2006 *in Mio €*	2. Quartal 2006 *in Mio €*
Zinsüberschuss	**271**	**280**	**261**	**285**	**270**
Provisionsüberschuss	195	196	140	139	154
Handelsergebnis	1	-1	-1	-1	2
Saldo sonstige Aufwendungen/ Erträge	3	5	-10	-2	11
Zinsunabhängige Erträge	**199**	**200**	**129**	**136**	**167**
OPERATIVE ERTRÄGE	**470**	**480**	**390**	**421**	**437**
Personalaufwand	-152	-141	-132	-139	-145
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-201	-215	-213	-227	-210
Verwaltungsaufwand	**-353**	**-356**	**-345**	**-366**	**-355**
OPERATIVES ERGEBNIS	**117**	**124**	**45**	**55**	**82**
Aufwendungen für Restrukturierungen	0	0	-5	-1	-1
Kreditrisikovorsorge	-67	-29	-43	-50	-51
Finanzanlageergebnis und andere Posten[1]	0	1	-7	-4	1
ERGEBNIS VOR STEUERN	**50**	**96**	**-10**	**0**	**31**
Cost-Income-Ratio in %	**75,1**	**74,2**	**88,5**	**86,9**	**81,2**

[1] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division

Wealth Management (WEM)

Erträge/Aufwendungen	1.1.-31.3.2007 *in Mio €*	1.1.-31.3.2006 *in Mio €*	4. Quartal 2006 *in Mio €*	3. Quartal 2006 *in Mio €*	2. Quartal 2006 *in Mio €*
Zinsüberschuss	**37**	**36**	**47**	**40**	**40**
Provisionsüberschuss	87	135	86	62	114
Handelsergebnis	-1	-5	-1	1	-8
Saldo sonstige Aufwendungen/ Erträge	0	0	1	-1	3
Zinsunabhängige Erträge	**86**	**130**	**86**	**62**	**109**
OPERATIVE ERTRÄGE	**123**	**166**	**133**	**102**	**149**
Personalaufwand	-23	-32	-26	-25	-34
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-49	-62	-49	-43	-65
Verwaltungsaufwand	**-72**	**-94**	**-75**	**-68**	**-99**
OPERATIVES ERGEBNIS	**51**	**72**	**58**	**34**	**50**
Aufwendungen für Restrukturierungen	0	0	-5	-2	0
Kreditrisikovorsorge	-4	-4	-8	-2	4
Finanzanlageergebnis und andere Posten[1)]	1	2	10	533	4
ERGEBNIS VOR STEUERN	**48**	**70**	**55**	**563**	**58**
Cost-Income-Ratio in %	**58,5**	**56,6**	**56,4**	**66,7**	**66,4**

[1)] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Adjustierte[1] Erfolgsrechnung der Division

Wealth Management (WEM)

Erträge/Aufwendungen	1.1.-31.3.2007 *in Mio €*	1.1.-31.3.2006 *in Mio €*	4. Quartal 2006 *in Mio €*	3. Quartal 2006 *in Mio €*	2. Quartal 2006 *in Mio €*
Zinsüberschuss	**37**	**34**	**46**	**40**	**39**
Provisionsüberschuss	87	87	72	53	76
Handelsergebnis	-1	-5	-1	1	-8
Saldo sonstige Aufwendungen/ Erträge	0	1	2	-1	1
Zinsunabhängige Erträge	**86**	**83**	**73**	**53**	**69**
OPERATIVE ERTRÄGE	**123**	**117**	**119**	**93**	**108**
Personalaufwand	-23	-21	-24	-23	-22
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-49	-47	-48	-42	-50
Verwaltungsaufwand	**-72**	**-68**	**-72**	**-65**	**-72**
OPERATIVES ERGEBNIS	**51**	**49**	**47**	**28**	**36**
Aufwendungen für Restrukturierungen	0	0	2	-2	0
Kreditrisikovorsorge	-4	-4	-8	-2	4
Finanzanlageergebnis und andere Posten[2]	1	1	-1	-1	3
ERGEBNIS VOR STEUERN	**48**	**46**	**40**	**23**	**43**
Cost-Income-Ratio in %	**58,5**	**58,1**	**60,5**	**69,9**	**66,7**

[1] Anpassung der Erfolgsrechnung der Division WEM um Entkonsolidierungseffekte (ab 1. Juli 2006 Activest Gruppe; 1. Januar 2007 Nordinvest) und Erfolge der Depotbankaktivitäten der HVB Luxemburg (ab 1.Januar 2007)
[2] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden
Subdivision Firmenkunden

Erträge/Aufwendungen	1.1.-31.3.2007 *in Mio €*	1.1.-31.3.2006 *in Mio €*	4. Quartal 2006 *in Mio €*	3. Quartal 2006 *in Mio €*	2. Quartal 2006 *in Mio €*
Zinsüberschuss	**200**	**209**	**205**	**185**	**202**
Provisionsüberschuss	98	85	63	76	73
Handelsergebnis	1	0	2	4	-2
Saldo sonstige Aufwendungen/ Erträge	0	1	-4	-1	5
Zinsunabhängige Erträge	**99**	**86**	**61**	**79**	**76**
OPERATIVE ERTRÄGE	**299**	**295**	**266**	**264**	**278**
Personalaufwand	-46	-41	-43	-41	-43
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-60	-69	-73	-69	-65
Verwaltungsaufwand	**-106**	**-110**	**-116**	**-110**	**-108**
OPERATIVES ERGEBNIS	**193**	**185**	**150**	**154**	**170**
Aufwendungen für Restrukturierungen	0	0	0	-1	0
Kreditrisikovorsorge	-40	-44	-74	-48	-35
Finanzanlageergebnis und andere Posten[1]	-1	7	-14	-4	1
ERGEBNIS VOR STEUERN	**152**	**148**	**62**	**101**	**136**
Cost-Income-Ratio in %	**35,5**	**37,3**	**43,6**	**41,7**	**38,8**

[1] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden

Subdivision Kommerzielle Immobilienkunden

Erträge/Aufwendungen	1.1.-31.3.2007 *in Mio €*	1.1.-31.3.2006 *in Mio €*	4. Quartal 2006 *in Mio €*	3. Quartal 2006 *in Mio €*	2. Quartal 2006 *in Mio €*
Zinsüberschuss	**43**	**49**	**27**	**40**	**44**
Provisionsüberschuss	11	8	8	11	11
Handelsergebnis	0	0	0	0	0
Saldo sonstige Aufwendungen/ Erträge	0	1	-2	0	2
Zinsunabhängige Erträge	**11**	**9**	**6**	**11**	**13**
OPERATIVE ERTRÄGE	**54**	**58**	**33**	**51**	**57**
Personalaufwand	-3	-4	-2	-4	-3
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-9	-10	-10	-10	-8
Verwaltungsaufwand	**-12**	**-14**	**-12**	**-14**	**-11**
OPERATIVES ERGEBNIS	**42**	**44**	**21**	**37**	**46**
Aufwendungen für Restrukturierungen	0	0	0	0	0
Kreditrisikovorsorge	-11	-18	-11	-30	-4
Finanzanlageergebnis und andere Posten[1]	0	0	5	-6	0
ERGEBNIS VOR STEUERN	**31**	**26**	**15**	**1**	**42**
Cost-Income-Ratio in %	**22,2**	**24,1**	**36,4**	**27,5**	**19,3**

[1] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division

Markets & Investment Banking (MIB)

Erträge/Aufwendungen	**1.1.-31.3.2007** *in Mio €*	**1.1.-31.3.2006** *in Mio €*	**4. Quartal 2006** *in Mio €*	**3. Quartal 2006** *in Mio €*	**2. Quartal 2006** *in Mio €*
Zinsüberschuss	**411**	**286**	**361**	**268**	**256**
Provisionsüberschuss	90	102	106	72	86
Handelsergebnis	355	294	79	193	171
Saldo sonstige Aufwendungen/ Erträge	2	5	3	-8	5
Zinsunabhängige Erträge	**447**	**401**	**188**	**257**	**262**
OPERATIVE ERTRÄGE	**858**	**687**	**549**	**525**	**518**
Personalaufwand	-163	-138	-144	-120	-120
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-150	-151	-181	-147	-162
Verwaltungsaufwand	**-313**	**-289**	**-325**	**-267**	**-282**
OPERATIVES ERGEBNIS	**545**	**398**	**224**	**258**	**236**
Aufwendungen für Restrukturierungen	0	0	-1	0	0
Kreditrisikovorsorge	-1	-15	20	-5	16
Finanzanlageergebnis und andere Posten[1)]	215	27	-221	16	16
ERGEBNIS VOR STEUERN	**759**	**410**	**22**	**269**	**268**
Cost-Income-Ratio in %	**36,5**	**42,1**	**59,2**	**50,9**	**54,4**

[1)] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division

Sonstige/Konsolidierung

Erträge/Aufwendungen	**1.1.-31.3.2007** *in Mio €*	**1.1.-31.3.2006** *in Mio €*	**4. Quartal 2006** *in Mio €*	**3. Quartal 2006** *in Mio €*	**2. Quartal 2006** *in Mio €*
OPERATIVE ERTRÄGE	**201**	**28**	**7**	**-2**	**60**
Verwaltungsaufwand	**-99**	**-101**	**-33**	**-94**	**-51**
OPERATIVES ERGEBNIS	**102**	**-73**	**-26**	**-96**	**9**
Aufwendungen für Restrukturierungen	0	0	-30	-12	-2
Kreditrisikovorsorge	-86	-100	-179	-91	-132
Finanzanlageergebnis und andere Posten[1)]	49	31	-35	-11	2
ERGEBNIS VOR STEUERN	**65**	**-142**	**-270**	**-210**	**-123**

[1)] Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de *Head of Investor Relations*	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Fax	☎ +49-89-378 24083
Web Site:	http://www.hvb.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verlässlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

HypoVereinsbank

Member of UniCredit Group



Interim Report March 31, 2007

Disclaimer

This edition of our interim report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal respects.

Published by:
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvb.com
Registrar of companies: Munich HRB 421 48
Layout: Mercurio S.r.L., Milan
Typesetting: Layoutsatz 2000 GmbH & Co. KG, Munich
Printed by: Druckerei Kriechbaumer
Print deadline: May 10, 2007
Publication date: May 16, 2007
Printed in Germany

HypoVereinsbank

Member of UniCredit Group



Markus Prachensky, "Without Title", 1984, BA-CA collection.

Interim Report March 31, 2007

Contents

Financial Highlights

	1/1–31/3/2007[1]	1/1–31/3/2006[1]
Key indicators		
Return on equity after taxes[2]	31.6%	14.3%
Return on equity after taxes, adjusted[2,3]	20.8%	14.3%
Return on equity before taxes[2]	44.0%	22.2%
Return on equity before taxes, adjusted[2,3]	31.6%	22.2%
Cost-income ratio (based on total revenues)	47.6%	56.2%

Operating performance	1/1–31/3/2007[1]	1/1–31/3/2006[1]
Operating profit	€1,050m	€750m
Profit before tax	€1,105m	€608m
Net profit	€793m	€392m
Earnings per share	€1.06	€0.52
Earnings per share, adjusted[3]	€0.70	€0.52

Balance sheet figures	31/3/2007	31/12/2006[4]
Total assets	€362.9bn	€358.3bn
Shareholders' equity	€22.6bn	€21.9bn

Key capital ratios compliant with German Banking Act (KWG)	31/3/2007	31/12/2006[4]
Core capital (including inflow to shareholders' equity arising from the disposal of discontinued operations)	€21.3bn	€21.6bn
Risk-weighted assets	€139.4bn	€137.4bn
Core capital ratio (including inflow to shareholders' equity arising from the disposal of discontinued operations)	15.3%	15.8%
	31/3/2007[1]	31/12/2006[1]
Employees	24,861	25,738
Branch offices	788	785

1 without discontinued operations
2 return on equity relating to 6.8% tied equity capital as a proportion of average risk-weighted assets
3 2007 figure adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations and for the gain on disposal of Indexchange
4 HVB Group new: pro forma figures of continuing operations

SHARE INFORMATION		1/1–31/3/2007	2006
Share price:	Reporting date	€39.78	€33.03
	High	€40.06	€36.65
	Low	€32.30	€25.52
Market capitalisation at reporting date		€29.9bn	€24.8bn

Ratings

	LONG-TERM	SHORT-TERM	OUTLOOK	PUBLIC PFANDBRIEFS	MORTGAGE PFANDBRIEFS
Moody's	A2	P-1	stable	Aa1	Aa1
S & P	A	A-1	positive	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA

BUSINESS SITUATION AND DEVELOPMENT OF INCOME OF HVB GROUP

The transfers agreed by the Management Board and Supervisory Board on September 12, 2006, which were approved by the Extraordinary Shareholders' Meeting on October 25, 2006, represent a discontinued operation as defined by IFRS 5. In January 2007 all the companies and sub-groups (the Bank Austria Creditanstalt Group, IMB, AS UniCredit Bank, Riga and HVB Bank Ukraine) defined to date as discontinued operations were transferred and deconsolidated with effect from January 1, 2007 except for the HVB AG branches in Vilnius and Tallinn.

Hence in 2007, the income statement for HVB Group shows the operating profit of the Vilnius and Tallinn branches and the gains on the deconsolidation of the transferred sub-groups and companies, including the respective taxes and minority interests, as separate income statement items compliant with IFRS 5 only after the profit of the new HVB Group is reported (net profit after tax of discontinued operations and minority interest in the net profit of discontinued operations). The year-on-year figures of the income statement items mentioned include the results of the business activities of the transferred companies.

Discontinued operations account for €3,689 million (previous year: €259 million) of the net profit of €4,482 million after deduction of the minority interest of the full HVB Group (previous year: €651 million) as a result of the gains realised on the deconsolidation of the BA-CA Group, IMB, AS UniCredit Bank and HVB Bank Ukraine. At €793 million, the profit from continuing operations (profit of HVB Group new) more than doubled compared to the same period last year.

Operating profit

The operating profit of HVB Group rose 40.0%, to €1,050 million, compared to the highly successful first quarter of 2006. The rise in operating profit over the same period last year is largely due to the 17.0% increase in total revenues and the continuing decline in costs. These efficiency enhancements have produced a significant improvement in the cost-income ratio by 8.6 percentage points to reach 47.6% (percentage of total revenues made up by operating costs). In the first quarter of 2007, our good operating performance allowed us to easily reach the ambitious targets we mentioned in Management's Discussion and Analysis in the consolidated financial statements at December 31, 2006 (on page 68 of the 2006 Annual Report) for achieving a tangible increase in total revenues with only a slight rise in operating costs and thus an improvement in the cost-income ratio.

Net interest income

The sharp rise in net income compared to last year by about one third to €1,074 million relates in part to the inflow of funds from the disposals of the discontinued operations. Apart from the inflow of the contractually agreed interest payments on the purchase price for the period since the Extraordinary Shareholders' Meeting in October 2006 and the investment of the gains realised on the disposals, the cessation of the funding expenses compared to the previous year had a very favourable impact.

Average risk-weighted assets (compliant with the German Banking Act) declined by 6.6% compared to the first quarter of 2006 in accordance with our strategy of reducing volumes. The impact of the sharp decline in volumes for the full year of 2006 was more than compensated by the advantages gained from increased liquidity due to the sale of the discontinued operations as described.

Interest and similar income from dividends and other income from equity investments increased by €19 million, to €67 million, as a result of a rise in dividend payouts from private equity funds.

Net fees and commissions

The year-on-year decline in net fees and commissions is mainly attributable to the sale of the Activest companies in the middle of 2006 and the sale of Nordinvest and Indexchange in January 2007. Adjusted for currency and consolidation effects, we almost matched last year's high above-average figure (down 1.1% compared to 2006). This year, our success in selling innovative investment products, such as "HVB 6% Zins Ass", "HVB Best of Fonds Zertifikate" and "KombiAnlage plus", helped us to achieve the good results posted in the first quarter of 2007. In the process, net fees and commissions generated from securities and custodial services reached the same outstanding figure reported in the first quarter of 2006 (adjusted for currency and consolidation effects). At the same time, the contributions to earnings from lending operations decreased by 10% whilst other service operations rose by around one quarter.

Net trading, hedging and fair value income

At €350 million for the quarter, net trading, hedging and fair value income achieved the highest result in the Bank's history to date, again exceeding the exceptionally good performance already posted in the first quarter of 2006 by €53 million. In a very friendly capital market environment, particularly the 31.8% increase in equity contracts contributed to the result. In addition, gains on the realisation of private equity are being reported under net trading, hedging and fair value income for the first time as of the end of 2006.

Financial Highlights

	1/1–31/3/2007[1]	1/1–31/3/2006[1]
Key indicators		
Return on equity after taxes[2]	31.6%	14.3%
Return on equity after taxes, adjusted[2,3]	20.8%	14.3%
Return on equity before taxes[2]	44.0%	22.2%
Return on equity before taxes, adjusted[2,3]	31.6%	22.2%
Cost-income ratio (based on total revenues)	47.6%	56.2%

Operating performance	1/1–31/3/2007[1]	1/1–31/3/2006[1]
Operating profit	€1,050m	€750m
Profit before tax	€1,105m	€608m
Net profit	€793m	€392m
Earnings per share	€1.06	€0.52
Earnings per share, adjusted[3]	€0.70	€0.52

Balance sheet figures	31/3/2007	31/12/2006[4]
Total assets	€362.9bn	€358.3bn
Shareholders' equity	€22.6bn	€21.9bn

Key capital ratios compliant with German Banking Act (KWG)	31/3/2007	31/12/2006[4]
Core capital (including inflow to shareholders' equity arising from the disposal of discontinued operations)	€21.3bn	€21.6bn
Risk-weighted assets	€139.4bn	€137.4bn
Core capital ratio (including inflow to shareholders' equity arising from the disposal of discontinued operations)	15.3%	15.8%
	31/3/2007[1]	**31/12/2006[1]**
Employees	24,861	25,738
Branch offices	788	785

1 without discontinued operations
2 return on equity relating to 6.8% tied equity capital as a proportion of average risk-weighted assets
3 2007 figure adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations and for the gain on disposal of Indexchange
4 HVB Group new: pro forma figures of continuing operations

SHARE INFORMATION		1/1–31/3/2007	2006
Share price:	Reporting date	€39.78	€33.03
	High	€40.06	€36.65
	Low	€32.30	€25.52
Market capitalisation at reporting date		€29.9bn	€24.8bn

Ratings

	LONG-TERM	SHORT-TERM	OUTLOOK	PUBLIC PFANDBRIEFS	MORTGAGE PFANDBRIEFS
Moody's	A2	P-1	stable	Aa1	Aa1
S & P	A	A-1	positive	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA

Management Report

THE FIRST TRULY EUROPEAN BANK IS A REALITY

Formal integration process close to completion

In March, the UniCredit Group announced that it had concluded the Group-wide integration process much earlier than planned. A leading, dynamic force in the European banking sector has become a reality. HypoVereinsbank can concentrate its resources fully on its customer operations, expanding its market position in Germany and performing its investment banking activities.

Since the business combination was concluded in November 2005, uniform management and controlling structures in the UniCredit Group, together with seamless processes, common platforms and product factories, have been set up throughout the corporate group with the support of the Integration Office. This took place at HypoVereinsbank during the course of 2006, which means that we have put in place all the conditions required to realise synergies and permanently enhance our ability to create value. The Integration Office will be closed in May 2007, after which the remaining integration activities will be implemented directly by the divisions responsible at HypoVereinsbank.

Major steps to realign the organizational structure

HypoVereinsbank pressed ahead with its strategic realignment in the first quarter, reaching significant milestones. After our shareholders gave their approval at the Extraordinary Shareholders' Meeting on October 25 last year, our holdings in Bank Austria Creditanstalt, International Moscow Bank and AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga), and HVB Bank Ukraine were transferred in the first quarter of this year.

At the end of March, the Board of Directors of UniCredit Banca Mobiliare (UBM) together with the Management Board and Supervisory Board of HypoVereinsbank approved the contribution of UBM's investment banking business against the issue of 51,684,532 new shares of common HVB stock. The transfer took effect on April 1, 2007. After completion of the capital increase, UniCredit holds a direct and indirect stake of 95.4% in HVB's share capital. This transaction is the first step towards locating the competence centre for the investment banking operations of the entire UniCredit Group at HypoVereinsbank, not only virtually but also in legal respects. At the same time, it reinforces our position as one of the leading European investment banks.

In this context, the Supervisory Board of HypoVereinsbank appointed Stefan Ermisch, Chief Operating Officer of the Markets & Investment Banking Division of the UniCredit Group, to act as a new member of the Management Board of HVB AG with effect from March 21, 2007. Alongside his divisional function at UniCredit, he will assume responsibility primarily for the organization and integration of the global investment banking activities of the UniCredit Group in HVB AG. With the appointment of Mr Ermisch, we are responding to the rising importance of investment banking at HVB.

We would like to take this opportunity to expressly thank our employees and their representatives. Our strong performance is built on their willingness to embrace change and to simultaneously work hard to ensure success. This gives all of us the confidence we need to master the challenges ahead of us.

UniCredit announces squeeze-out at HypoVereinsbank

On January 23, 2007, UniCredit announced its intention of acquiring the shares in HypoVereinsbank held by minority shareholders. Given a successful integration process that has proceeded faster than planned, the Management Board of HypoVereinsbank considers the announced squeeze-out to be a consistent step to take. With this step, UniCredit is aiming to simplify the operating processes at HypoVereinsbank in order to shorten the time it takes to respond to changes in the market. UniCredit is increasing its financial commitment in the German market, thus reinforcing HypoVereinsbank's role within the corporate group. The intention is for HypoVereinsbank's shareholders to decide upon the squeeze-out at the Annual General Meeting of Shareholders to be held at the end of June.

General situation and industry-specific economic trends
Macroeconomic situation
The world economy remained quite brisk in the first quarter of 2007, although some rebalancing is under way. In fact, some signs of slowdown have been recorded in the US economic cycle, spilling over from the housing sector correction that characterised all of 2006 into the manufacturing sector, via more cautious spending on durable goods (automobiles included). The pace of US growth has indeed declined to around 2–2.5% since the second half of 2006. Figures for the first quarter of 2007 do not seem to suggest any acceleration. Although there is some uncertainty about the US slowdown, given a still very positive labour market, the current picture overall is one of only moderate growth.

The euro area seems, on the contrary, well set to take the lead in economic growth in these months. Although some heterogeneity has started to emerge inside the area, aggregate figures are positive while confidence indicators are heading up or stabilizing at very high levels.

The obvious consequence of these developments has been an appreciation of the euro to 1.36 dollars on April 18. The differential speed of the economies has also been reflected in a narrowing of the bond yield spread, which is now at around 50bp. The equity market experienced an unexpected decline at the end of February, due to a sudden repricing of risks prompted by a sell-off in some excessively exuberant Asian markets and by the difficulties of some financial operators in the subprime mortgage sector in the United States. However, markets returned to their positive trend thereafter, even though market performance is more impressive in the euro area than in the United States.

In Germany, the fears that the VAT increase could have prompted a not insignificant burden on the economy have been partly dissipated by actual figures. Although retail sales figures suggest a decline in the first two months of 2007, production has further accelerated, while consumer confidence has also continued to increase, suggesting that the impact would likely be limited to a temporary dip in consumption in the first quarter. All other indicators, including the labour market, suggest that the economy is robust and growth is continuing at a very good pace.

Specific trends affecting the banking sector in Germany
Despite a still strong economic expansion, the main banking profitability drivers slowed slightly in the first months of 2007. Total lending to domestic non-banks reverted to a substantially flat trend in the opening months of 2007, after increasing for about a year. This was, however, mainly attributable to the government and the self-employed sectors, while the other non-financial corporations kept growing steadily. Moreover, the brief correction on the German stock market at the end of February was more than offset by the most recent upturn and apparently did not impact the mutual fund industry during the period. Overall, we still expect positive first quarter results, confirming a positive scenario for this year as a whole.

BUSINESS SITUATION AND DEVELOPMENT OF INCOME OF HVB GROUP

The transfers agreed by the Management Board and Supervisory Board on September 12, 2006, which were approved by the Extraordinary Shareholders' Meeting on October 25, 2006, represent a discontinued operation as defined by IFRS 5. In January 2007 all the companies and sub-groups (the Bank Austria Creditanstalt Group, IMB, AS UniCredit Bank, Riga and HVB Bank Ukraine) defined to date as discontinued operations were transferred and deconsolidated with effect from January 1, 2007 except for the HVB AG branches in Vilnius and Tallinn.

Hence in 2007, the income statement for HVB Group shows the operating profit of the Vilnius and Tallinn branches and the gains on the deconsolidation of the transferred sub-groups and companies, including the respective taxes and minority interests, as separate income statement items compliant with IFRS 5 only after the profit of the new HVB Group is reported (net profit after tax of discontinued operations and minority interest in the net profit of discontinued operations). The year-on-year figures of the income statement items mentioned include the results of the business activities of the transferred companies.

Discontinued operations account for €3,689 million (previous year: €259 million) of the net profit of €4,482 million after deduction of the minority interest of the full HVB Group (previous year: €651 million) as a result of the gains realised on the deconsolidation of the BA-CA Group, IMB, AS UniCredit Bank and HVB Bank Ukraine. At €793 million, the profit from continuing operations (profit of HVB Group new) more than doubled compared to the same period last year.

Operating profit

The operating profit of HVB Group rose 40.0%, to €1,050 million, compared to the highly successful first quarter of 2006. The rise in operating profit over the same period last year is largely due to the 17.0% increase in total revenues and the continuing decline in costs. These efficiency enhancements have produced a significant improvement in the cost-income ratio by 8.6 percentage points to reach 47.6% (percentage of total revenues made up by operating costs). In the first quarter of 2007, our good operating performance allowed us to easily reach the ambitious targets we mentioned in Management's Discussion and Analysis in the consolidated financial statements at December 31, 2006 (on page 68 of the 2006 Annual Report) for achieving a tangible increase in total revenues with only a slight rise in operating costs and thus an improvement in the cost-income ratio.

Net interest income

The sharp rise in net income compared to last year by about one third to €1,074 million relates in part to the inflow of funds from the disposals of the discontinued operations. Apart from the inflow of the contractually agreed interest payments on the purchase price for the period since the Extraordinary Shareholders' Meeting in October 2006 and the investment of the gains realised on the disposals, the cessation of the funding expenses compared to the previous year had a very favourable impact.

Average risk-weighted assets (compliant with the German Banking Act) declined by 6.6% compared to the first quarter of 2006 in accordance with our strategy of reducing volumes. The impact of the sharp decline in volumes for the full year of 2006 was more than compensated by the advantages gained from increased liquidity due to the sale of the discontinued operations as described.

Interest and similar income from dividends and other income from equity investments increased by €19 million, to €67 million, as a result of a rise in dividend payouts from private equity funds.

Net fees and commissions

The year-on-year decline in net fees and commissions is mainly attributable to the sale of the Activest companies in the middle of 2006 and the sale of Nordinvest and Indexchange in January 2007. Adjusted for currency and consolidation effects, we almost matched last year's high above-average figure (down 1.1% compared to 2006). This year, our success in selling innovative investment products, such as "HVB 6% Zins Ass", "HVB Best of Fonds Zertifikate" and "KombiAnlage plus", helped us to achieve the good results posted in the first quarter of 2007. In the process, net fees and commissions generated from securities and custodial services reached the same outstanding figure reported in the first quarter of 2006 (adjusted for currency and consolidation effects). At the same time, the contributions to earnings from lending operations decreased by 10% whilst other service operations rose by around one quarter.

Net trading, hedging and fair value income

At €350 million for the quarter, net trading, hedging and fair value income achieved the highest result in the Bank's history to date, again exceeding the exceptionally good performance already posted in the first quarter of 2006 by €53 million. In a very friendly capital market environment, particularly the 31.8% increase in equity contracts contributed to the result. In addition, gains on the realisation of private equity are being reported under net trading, hedging and fair value income for the first time as of the end of 2006.

These gains amount to €46 million in the first quarter of 2007. (These were still included under net income from investments in March 2006.)

Net other expenses/income

At €27 million, net other expenses/income remained unchanged compared to the first quarter of 2006.

Operating costs

The operating costs of the new HVB Group declined by 0.9% year-on-year to stand at €955 million. In the process, the payroll costs and other administrative expenses remained stable, while there was a 14.7% reduction in amortisation, depreciation and impairment losses on intangible and tangible assets. In addition to strict cost management, the deconsolidation of the Activest companies and other companies (e.g. Nordinvest, Indexchange), which left the group of companies included in consolidation in the course of the Bank's re-orientation, served to reduce expenses as a whole. Adjusted for consolidation and currency effects, the total operating costs would have increased by a slight 3.6%. The increase results substantially from higher expenses for profit-related bonus payments and the effect of the rise in VAT to 19%.

Net write-downs of loans and provisions for guarantees and commitments

At €209 million, net write-downs of loans and provisions for guarantees and commitments at the end of March 2007 matched last year's level of €210 million for the same period.

Net income from investments

Net income from investments amounted to €270 million in the first quarter of 2007. The total includes gains of €218 million on the sale of Indexchange Investment AG to Barclays Bank plc and of €47 million on the sale of Norddeutsche Investment-Gesellschaft mbH (Nordinvest) to the Pioneer Group. At €89 million in the first quarter of 2006, net income from investments contained the gains realised on the reduction of our interest in Babcock & Brown Limited (€55 million).

Profit before tax

At €1,105 million, profit before tax, which also contains provisions for risks and charges amounting to €6 million (Q1 2006: €21 million), is 81.7% higher than last year's total of €608 million. Even without the favourable effect arising from interest payable on the purchase price relating to the disposal of discontinued operations of €93 million and the gain of €218 million realised on the sale of Indexchange, profit before tax, at an adjusted figure of €794 million, would have increased almost one third compared to the same period last year.

Minorities and net profit

Minorities account for €21 million of the net profit generated of €814 million. After deducting the minorities, we generated a profit of €793 million, which is more than double the profit earned in the same period last year. Even when adjusted for the non-recurring effect from interest payable on the purchase price and the sale of Indexchange, we succeeded in improving last year's profit by one third at €522 million.

We have adjusted the return on equity of the new HVB Group so that it complies with the customary definition in the UniCredit Group. Adopting a purely economic approach, we will thus report this figure based on 6.8% of tied equity capital related to the average risk-weighted assets in our financial communications in future. Based on this definition, this provides a 31.6% return on equity after taxes and 44.0% before taxes for the first quarter of 2007. When adjusted by the non-recurring effects mentioned above, the ratios – at 20.8% after taxes and 31.6% before taxes – are significantly higher than the figures reported in the first quarter of 2006 (March 31, 2006: 14.3% return on equity after taxes and 22.2% return on equity before taxes).

Developments in the individual divisions

The contributions of the divisions to the profit before tax of the new HVB Group of €1,105 million were as follows:

Retail	€50 million
Wealth Management	€48 million
Corporates & Commercial Real Estate Financing	€183 million
Markets & Investment Banking (including the gain on disposal of Indexchange amounting to €218 million)	€759 million
Other/consolidation	€65 million

The income statements of each division and comments on the performance of the divisions are described in Note 1 "Segment reporting". The components and targets of the divisions are described in detail in the 2006 Annual Report in note 21 "Notes to segment reporting by division" (pages 125–128).

Hence, the income statement now only includes under discontinued operations the results posted for the branches in Tallinn, Estonia, and Vilnius, Lithuania and the gains on disposal of the companies listed above.

Events after March 31, 2007

On March 30, 2007, the Board of Directors of UBM and the Management Board and Supervisory Board of HVB approved the contribution of UBM's investment banking activities to HVB (Milan branch) against the issue of 51,684,532 new shares of common HVB stock. The transfer took effect on April 1, 2007. After completion of the capital increase, UniCredit holds a direct and indirect stake of 95.4% in HVB's share capital. This transaction is the first step towards locating the competence centre for the investment banking operations of the entire UniCredit Group at HypoVereinsbank, not only virtually but also in legal respects. The business transferred from UBM to HVB covers total assets of approximately €66 billion and earnings amounting to approximately €470 million according to the 2006 Annual Report.

OUTLOOK

General economic trends

A further slowdown in the US economy in the coming months could act as a drag on global growth, cooling off some of its current strength. In fact, the diffuse weakness in construction and durable goods will eventually have consequences on the labour market and consumer attitudes as a whole. Despite this, the euro area should not suffer that much, given that its current expansion is increasingly domestically based. In Germany in particular, consumer spending (after the bumpiness due to the VAT increase) is expected to benefit from positive labour market developments and should contribute more decisively to growth than in the past.

As for interest rates, although at the moment the Federal Reserve Bank of New York (Fed) is claiming to be still worried by the emergence of potential inflationary pressures, it will probably be convinced by data to cut rates slightly during the course of the year. On the other hand, the ECB tone in recent statements and speeches seems to anticipate another rate rise in June. Given that at the moment no particular inflationary pressures seem to be at work and that the euro will act as a further countervailing force, the refinancing rate could well stabilize at 4%; market expectations suggest that the Fed will relax its monetary policy stance very slowly and in very small steps, while the ECB might raise the refinancing rate to 4.25% by year-end.

With slower but not faltering economic growth, long bond yields could remain stable at current levels, closing the year at 4.7% in the United States and 4.1% in the euro area. Moreover, it is difficult to see further losses for the US dollar against the euro; in fact, it seems likely that slower growth in the US economy will continue until mid-2007, while the situation could well start improving towards the end of the year.

Earnings performance of HVB Group

The risks associated with the further development of the HVB Group as described in last year's Risk Report (2006 Annual Report, pp. 70–101) have not changed materially during the course of the year to date.

As already mentioned in Management's Discussion and Analysis in the consolidated financial statements at December 31, 2006 (on page 68 of the 2006 Annual Report), we are planning for a tangible increase in total revenues in the 2007 financial year, with only a slight rise in operating costs.

This would consequently give rise to a planned improvement in the cost-income ratio.

Thanks to the sharp rise in total revenues coupled with largely constant operating costs, we have met our internal targets in the first quarter of 2007 and believe we are well on the way to meeting the targets we have set for 2007 as a whole.

These gains amount to €46 million in the first quarter of 2007. (These were still included under net income from investments in March 2006.)

Net other expenses/income

At €27 million, net other expenses/income remained unchanged compared to the first quarter of 2006.

Operating costs

The operating costs of the new HVB Group declined by 0.9% year-on-year to stand at €955 million. In the process, the payroll costs and other administrative expenses remained stable, while there was a 14.7% reduction in amortisation, depreciation and impairment losses on intangible and tangible assets. In addition to strict cost management, the deconsolidation of the Activest companies and other companies (e.g. Nordinvest, Indexchange), which left the group of companies included in consolidation in the course of the Bank's re-orientation, served to reduce expenses as a whole. Adjusted for consolidation and currency effects, the total operating costs would have increased by a slight 3.6%. The increase results substantially from higher expenses for profit-related bonus payments and the effect of the rise in VAT to 19%.

Net write-downs of loans and provisions for guarantees and commitments

At €209 million, net write-downs of loans and provisions for guarantees and commitments at the end of March 2007 matched last year's level of €210 million for the same period.

Net income from investments

Net income from investments amounted to €270 million in the first quarter of 2007. The total includes gains of €218 million on the sale of Indexchange Investment AG to Barclays Bank plc and of €47 million on the sale of Norddeutsche Investment-Gesellschaft mbH (Nordinvest) to the Pioneer Group. At €89 million in the first quarter of 2006, net income from investments contained the gains realised on the reduction of our interest in Babcock & Brown Limited (€55 million).

Profit before tax

At €1,105 million, profit before tax, which also contains provisions for risks and charges amounting to €6 million (Q1 2006: €21 million), is 81.7% higher than last year's total of €608 million. Even without the favourable effect arising from interest payable on the purchase price relating to the disposal of discontinued operations of €93 million and the gain of €218 million realised on the sale of Indexchange, profit before tax, at an adjusted figure of €794 million, would have increased almost one third compared to the same period last year.

Minorities and net profit

Minorities account for €21 million of the net profit generated of €814 million. After deducting the minorities, we generated a profit of €793 million, which is more than double the profit earned in the same period last year. Even when adjusted for the non-recurring effect from interest payable on the purchase price and the sale of Indexchange, we succeeded in improving last year's profit by one third at €522 million.

We have adjusted the return on equity of the new HVB Group so that it complies with the customary definition in the UniCredit Group. Adopting a purely economic approach, we will thus report this figure based on 6.8% of tied equity capital related to the average risk-weighted assets in our financial communications in future. Based on this definition, this provides a 31.6% return on equity after taxes and 44.0% before taxes for the first quarter of 2007. When adjusted by the non-recurring effects mentioned above, the ratios – at 20.8% after taxes and 31.6% before taxes – are significantly higher than the figures reported in the first quarter of 2006 (March 31, 2006: 14.3% return on equity after taxes and 22.2% return on equity before taxes).

Developments in the individual divisions

The contributions of the divisions to the profit before tax of the new HVB Group of €1,105 million were as follows:

Retail	€50 million
Wealth Management	€48 million
Corporates & Commercial Real Estate Financing	€183 million
Markets & Investment Banking (including the gain on disposal of Indexchange amounting to €218 million)	€759 million
Other/consolidation	€65 million

The income statements of each division and comments on the performance of the divisions are described in Note 1 "Segment reporting". The components and targets of the divisions are described in detail in the 2006 Annual Report in note 21 "Notes to segment reporting by division" (pages 125–128).

FINANCIAL SITUATION OF HVB GROUP

Total assets and volume of lending

The total assets of HVB Group amounted to €362.9 billion at March 31, 2007. Compared to the 2006 year-end total, this represents a decline of €145.2 billion or 28.6%. On the assets side, the item assets of discontinued operations and non-current assets or disposal groups held for sale decreased by €164.1 billion. This sharp decline is due to the disposal of the major companies and assets in the first quarter of 2007 which were still included under this item at December 31, 2006. This concerns the Bank Austria Creditanstalt Group, IMB, AS UniCredit Bank, Riga and HVB Bank Ukraine defined as discontinued operations as well as the companies Indexchange, HVB Payment & Services and Nordinvest still classified as non-current assets or disposal groups held for sale at the end of 2006, and a non-strategic real estate portfolio.

In contrast, the main increases on the assets side were rises of €8.3 billion in placements with, and loans and advances to, other banks, €6.1 billion in loans and advances to customers, €3.0 billion in assets held for trading purposes and €1.5 billion in the cash reserve.

The volume of lending rose by €5.1 billion year-on-year. In the process, loans and advances to customers increased by €2.5 billion, placements with, and loans and advances to other banks by €1.6 billion and contingent liabilities by €1.0 billion.

In the same way as on the assets side, the decline in total liabilities was largely attributable to the deconsolidation of the companies and operations included under the item "liabilities of discontinued operations and liabilities of disposal groups held for sale". The item "liabilities of discontinued operations and liabilities of disposal groups held for sale" fell by €151.6 billion.

There was also a decline in deposits from other banks, which were down by €13.6 billion, and in promissory notes and other liabilities evidenced by paper, which decreased by €1.4 billion, whilst there was a significant increase of €7.4 billion in amounts owed to other depositors and of €10.9 billion in liabilities held for trading purposes.

The €2.7 billion rise in shareholders' equity to €22.6 billion is primarily due to the net profit of almost €4.5 billion, driven primarily by the gain of €3.7 billion on the disposal of discontinued operations. Likewise, the minority interest is down by €2.4 billion on account of the deconsolidation of the companies and sub-groups defined as discontinued operations. Furthermore, the other reserves increased by €0.9 billion whilst the AfS reserve decreased by €0.3 billion.

Risk-weighted assets, key capital ratios and liquidity of HVB Group

At €139.4 billion, the risk-weighted assets (without market risks) compliant with the German Banking Act (KWG) declined in comparison to the 2006 year-end total by around €80 billion. One major reason for this was the deconsolidation of the Bank Austria Creditanstalt Group and its subsidiaries and the Closed Joint Stock Company International Moscow Bank defined as discontinued operations. Market risk positions amounted to €673 million at the reporting date for the quarter. Last year's adjusted year-end total for risk-weighted assets compliant with the German Banking Act totalled €137.4 billion.

At the reporting date for the first quarter, the core capital of HVB Group compliant with the German Banking Act amounted to €14.8 billion and the equity funds €21.7 billion. This results in a core capital ratio of 10.6% (excluding market risk positions) and an equity funds ratio of 14.7%. If the market risk positions in the core capital ratio are also taken into account, it stood at 10.0%. A pro forma view including the equity inflow from the disposal of discontinued operations gives rise to a core capital ratio of 15.3% and core capital ratio including market risk positions of 14.4%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in the first quarter of 2007 (annual average in 2006: 1.2).

OTHER INFORMATION

IFRS basis

The present interim report has been prepared in accordance with the regulations defined in the International Financial Reporting Standards (IFRS) and complies with IAS 34, which covers interim reporting. At the same time, this interim report prepared in accordance with IFRS meets the requirements in place since the 2007 financial year for capital-market oriented companies to provide financial reports during the year. These requirements have arisen under the German Securities Act (WpHG) as a result of the implementation of the EU Transparency Directive.

Listed below are the changes to the standards to be applied for the first time in the 2007 financial year, which essentially affect our bank.

IFRS 7 "Financial Instruments: Disclosures", the application of which has been obligatory since January 1, 2007, has amended the reporting of financial instruments. IFRS 7 replaces IAS 30 completely and IAS 32 partially.

Among other things, this involves showing balance sheet disclosures and the contributions to income of financial instruments separately in accordance with the IAS 39 valuation categories. We have complied with this requirement in the respective notes to the balance sheet and income statement.

The IFRIC 7, 8, 9 and 10 interpretations to be applied for the first time in the 2007 financial year have had no material consequences for accounting and valuation.

Please refer to the 2006 Annual Report starting on page 115 for information on other accounting and valuation principles.

Segment reporting

In the segment reporting in the 2006 financial year, core capital amounting to 7% of risk-weighted assets and 50% of the market risks requiring cover under the German Banking Act were assigned to the divisions in the case of companies assigned to several divisions. The percentage used to assess the equity capital allocated to the companies assigned to several divisions (HVB AG, HVB Banque Luxembourg) stood at 3.4% in the 2006 financial year. This rate, which equals the 3-month EURIBOR plus a premium in the amount of the average 5-year UniCredit spread, is set for one year as part of the budgeting process. The percentage rate changed from 3.4% to 3.8% in connection with the new rules laid down for the 2007 financial year. In addition, the previous uniform allocation of equity capital to the divisions as described above was changed over to the commitment of core capital to each division individually in the case of companies assigned to several divisions. Neither change has any material net effect. This is why we have dispensed with restating the previous periods.

Changes to the group of companies included in consolidation

The following companies have left the group of companies included in consolidation of the HVB Group:
- Indexchange Investment AG (Indexchange), Munich
- Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg
- HVB Payments & Services GmbH (PAS), Aschheim

Among others, the following companies have been included in the group of consolidated companies for the first time:
- PlanetHome AG, Munich
- PlanetHome GmbH, Mannheim
- Enderlein & Co. GmbH, Bielefeld

Indexchange was sold to Barclays Bank PLC for around €240 million on February 8, 2007. On January 31, 2007, Nordinvest was transferred to Pioneer Global Asset Management S.p.A. as part of the measure taken to bundle the asset management activities in the UniCredit Group. PAS was sold to Postbank with effect from January 1, 2007.

When comparing figures with the results achieved in the first quarter of 2006, the companies which were deconsolidated after March 31, 2006 in the 2006 financial year also had an impact on the figures. Essentially, this concerns Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Luxembourg S.A. and Westfalenbank Bochum.

In addition, the following companies which were still reported under discontinued operations at December 31, 2006 were sold and deconsolidated with retroactive effect from January 1, 2007 in accordance with the resolution passed at the Extraordinary Shareholders' Meeting of October 25, 2006:
- HVB AG's 77.53% interest in BA-CA transferred to UniCredit.
- HVB AG's 100% interest in AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) transferred to BA-CA including the capital increase of AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) underwritten by HVB in August 2006.
- HVB AG's 70.26% interest in IMB plus options on a further 2.79% interest in IMB transferred to BA-CA.
- HVB AG's 100% interest in HVB Bank Ukraine transferred to UniCredit.

Hence, the income statement now only includes under discontinued operations the results posted for the branches in Tallinn, Estonia, and Vilnius, Lithuania and the gains on disposal of the companies listed above.

Events after March 31, 2007

On March 30, 2007, the Board of Directors of UBM and the Management Board and Supervisory Board of HVB approved the contribution of UBM's investment banking activities to HVB (Milan branch) against the issue of 51,684,532 new shares of common HVB stock. The transfer took effect on April 1, 2007. After completion of the capital increase, UniCredit holds a direct and indirect stake of 95.4% in HVB's share capital. This transaction is the first step towards locating the competence centre for the investment banking operations of the entire UniCredit Group at HypoVereinsbank, not only virtually but also in legal respects. The business transferred from UBM to HVB covers total assets of approximately €66 billion and earnings amounting to approximately €470 million according to the 2006 Annual Report.

OUTLOOK

General economic trends

A further slowdown in the US economy in the coming months could act as a drag on global growth, cooling off some of its current strength. In fact, the diffuse weakness in construction and durable goods will eventually have consequences on the labour market and consumer attitudes as a whole. Despite this, the euro area should not suffer that much, given that its current expansion is increasingly domestically based. In Germany in particular, consumer spending (after the bumpiness due to the VAT increase) is expected to benefit from positive labour market developments and should contribute more decisively to growth than in the past.

As for interest rates, although at the moment the Federal Reserve Bank of New York (Fed) is claiming to be still worried by the emergence of potential inflationary pressures, it will probably be convinced by data to cut rates slightly during the course of the year. On the other hand, the ECB tone in recent statements and speeches seems to anticipate another rate rise in June. Given that at the moment no particular inflationary pressures seem to be at work and that the euro will act as a further countervailing force, the refinancing rate could well stabilize at 4%; market expectations suggest that the Fed will relax its monetary policy stance very slowly and in very small steps, while the ECB might raise the refinancing rate to 4.25% by year-end.

With slower but not faltering economic growth, long bond yields could remain stable at current levels, closing the year at 4.7% in the United States and 4.1% in the euro area. Moreover, it is difficult to see further losses for the US dollar against the euro; in fact, it seems likely that slower growth in the US economy will continue until mid-2007, while the situation could well start improving towards the end of the year.

Earnings performance of HVB Group

The risks associated with the further development of the HVB Group as described in last year's Risk Report (2006 Annual Report, pp. 70–101) have not changed materially during the course of the year to date.

As already mentioned in Management's Discussion and Analysis in the consolidated financial statements at December 31, 2006 (on page 68 of the 2006 Annual Report), we are planning for a tangible increase in total revenues in the 2007 financial year, with only a slight rise in operating costs.

This would consequently give rise to a planned improvement in the cost-income ratio.

Thanks to the sharp rise in total revenues coupled with largely constant operating costs, we have met our internal targets in the first quarter of 2007 and believe we are well on the way to meeting the targets we have set for 2007 as a whole.

The HVB Share

The HVB share performs well

The strong performance of the HVB share in 2006 continued into the first quarter of 2007. The HVB share closed at €39.78 at the end of March, which represents a 98% increase in its value since the announcement of the business combination with UniCredit. Thus the capital market has supported the strategic decision taken by management in June 2005 in favour of the business combination with the UniCredit Group.

On January 23, 2007, the majority shareholder, the UniCredit Group, announced that it had exceeded the threshold of 95% of HypoVereinsbank's capital stock and that it would seek to obtain a transfer resolution compliant with Section 327a of the German Stock Corporation Act (AktG). The objectives are to secure further integration into the corporate group as a whole and provide a clear organisational structure.

Taking an isolated view of the first quarter of 2007, the HVB share recorded an increase of 20.4% over its closing price at year-end 2006, which was far greater than its benchmark indexes. The MDAX improved by 8.5% during the same period, while the Prime Banks index recorded a plus of 3% and the Prime All Share index rose by 5.9%. At the end of the quarter on March 30, 2007, the HVB share was weighted at 1.62% in the Prime Banks index (2006: 1.67%; 2005: 1.58%) and 0.16% in the Prime All Share index.

Because the free float had fallen below 5%, the HVB share was moved from the MDAX index to the Prime All Share index on January 29, 2007. With an average daily turnover of 573,000 shares in the first quarter (2006: 443,000 shares), the share continues to enjoy good liquidity in relative terms.

The importance of HVB within the UniCredit Group explains the continued strong interest from investors and analysts in the development of HypoVereinsbank; they continue to be served by HVB Investor Relations.

Credit rating

At the end of the quarter, on April 2, 2007, rating agency S&P raised its outlook from "stable" to "positive", while retaining its long-term A credit rating, in response to the capital increase against contributions in kind underpinning the takeover of UBM.

The HVB share relative to MDAX, Prime Banks and Prime All Share from January 2 to March 30, 2007 (€)


42
39
36
33
30
Jan
Feb
Mar
HVB
MDAX
Prime Banks
Prime All Share

Consolidated Income Statement

for the period from January 1 to March 31, 2007 (HVB Group compliant with IFRS 5)

The transfers agreed by the Management Board and Supervisory Board on September 12, 2006, which were approved by the Extraordinary Shareholders' Meeting on October 25, 2006, represent a discontinued operation as defined by IFRS 5. Except for the branches in Vilnius and Tallinn, all the companies and sub-groups defined to date as discontinued operations (the Bank Austria Creditanstalt Group, IMB, AS UniCredit Bank, Riga, and HVB Bank Ukraine) were transferred in January 2007 and deconsolidated with effect from January 1, 2007.

Hence in 2007, the income statement for HVB Group shows the operating profit of the Vilnius and Tallinn branches and the gains on the deconsolidation of the transferred sub-groups and companies, including the respective taxes and minority interests, in separate income statement items ("Net profit after tax of discontinued operations" and "Minority interest in the net profit of discontinued operations") compliant with IFRS 5 only after the profit of the new HVB Group is reported. Last year these income statement items still contained the results of the business operations of the companies transferred in January 2007.

Income/expenses	NOTES	1/1–31/3/2007 € millions	1/1–31/3/2006 € millions	CHANGE € millions	 in %
Net interest	2	1,074	804	(270)	+ 33.6
Dividends and other income from equity investments	3	67	48	+ 19	+ 39.6
Net interest income		**1,141**	**852**	**+ 289**	**+ 33.9**
Net fees and commissions	4	487	538	(51)	(9.5)
Net trading, hedging and fair value income	5	350	297	+ 53	+ 17.8
Net other expenses/income	6	27	27	0	0
Net non-interest income		**864**	**862**	**+ 2**	**+ 0.2**
TOTAL REVENUES		**2,005**	**1,714**	**+ 291**	**+ 17.0**
Payroll costs		(571)	(571)	0	0
Other administrative expenses		(320)	(318)	(2)	+ 0.6
Amortisation, depreciation and impairment losses on intangible and tangible assets		(64)	(75)	+ 11	(14.7)
Operating costs		**(955)**	**(964)**	**+ 9**	**(0.9)**
OPERATING PROFIT		**1,050**	**750**	**+ 300**	**+ 40.0**
Provisions for risks and charges		(6)	(21)	+ 15	(71.4)
Write-down on goodwill		0	0	0	0
Restructuring costs		0	0	0	0
Net write-downs of loans and provisions for guarantees and commitments	7	(209)	(210)	+ 1	(0.5)
Net income from investments	8	270	89	+ 181	>+ 100.0
PROFIT BEFORE TAXES		**1,105**	**608**	**+ 497**	**+ 81.7**
Income tax for the period		(291)	(192)	(99)	+ 51.6
PROFIT AFTER TAXES		**814**	**416**	**+ 398**	**+ 95.7**
Minorities		(21)	(24)	+ 3	(12.5)
NET PROFIT OF HVB GROUP NEW		**793**	**392**	**+ 401**	**>+ 100.0**
Net profit after tax of discontinued operations	9	3,689	382	+ 3,307	>+ 100.0
Minority interest in the net profit of discontinued operations		0	(123)	+ 123	(100.0)
NET PROFIT OF FULL HVB GROUP		**4,482**	**651**	**+ 3,831**	**>+ 100.0**

in €	1/1–31/3/2007	1/1–31/3/2006
Earnings per share of full HVB Group	5.97	0.87
Earnings per share of HVB Group new	1.06	0.52
Earnings per share of HVB Group new (adjusted)[1]	0.70	0.52

1 figures at March 31, 2007 adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations and for the gain on disposal of Indexchange

Since no conversion rights or option rights on conditional capital existed at March 31, 2007, there is no calculation of diluted earnings per share.

Balance Sheet

at March 31, 2007

Assets	NOTES	31/3/2007 € millions	31/12/2006 € millions	CHANGE € millions	in %
Cash reserve		4,720	3,211	+ 1,509	+ 47.0
Assets held for trading purposes	11	110,199	107,211	+ 2,988	+ 2.8
Placements with, and loans and advances to, other banks	12	49,549	41,264	+ 8,285	+ 20.1
Loans and advances to customers	13	176,070	169,998	+ 6,072	+ 3.6
Allowances for losses on loans and advances	15	(6,188)	(6,068)	(120)	(2.0)
Investments	16	20,428	19,845	+ 583	+ 2.9
Property, plant and equipment		1,527	1,547	(20)	(1.3)
Intangible assets		773	808	(35)	(4.3)
Income tax assets		2,650	2,745	(95)	(3.5)
Other assets		2,733	3,021	(288)	(9.5)
Assets of discontinued operations and non-current assets or disposal groups held for sale	17, 18	400	164,451	(164,051)	(99.8)
Total assets		**362,861**	**508,033**	**(145,172)**	**(28.6)**

Shareholders' equity and liabilities	NOTES	31/3/2007 € millions	31/12/2006 € millions	CHANGE € millions	CHANGE in %
Deposits from other banks	19	72,061	85,672	(13,611)	(15.9)
Amounts owed to other depositors	20	99,494	92,136	+ 7,358	+ 8.0
Promissory notes and other liabilities evidenced by paper	21	75,571	76,938	(1,367)	(1.8)
Liabilities held for trading purposes		70,910	59,962	+ 10,948	+ 18.3
Provisions	22	1,664	1,683	(19)	(1.1)
Income tax liabilities		1,632	1,378	+ 254	+ 18.4
Other liabilities		5,981	5,214	+ 767	+ 14.7
Subordinated capital	23	11,611	12,142	(531)	(4.4)
Liabilities of discontinued operations and of disposal groups held for sale	24, 25	1,293	152,920	(151,627)	(99.2)
Shareholders' equity		22,644	19,988	+ 2,656	+ 13.3
Shareholders' equity attributable to shareholders of HVB AG		21,795	16,690	+ 5,105	+ 30.6
Subscribed capital		2,252	2,252	0	0.0
Additional paid-in capital		8,883	8,883	0	0.0
Other reserves		4,911	4,061	+ 850	+ 20.9
Change in valuation of financial instruments		645	872	(227)	(26.0)
AfS reserve		902	1,195	(293)	(24.5)
Hedge reserve		(257)	(323)	+ 66	+ 20.4
Consolidated profit 2006		622	622	0	0.0
Net profit (loss) 1/1–31/3/2007		4,482	0	+ 4,482	>+ 100.0
Minority interest		849	3,298	(2,449)	(74.3)
Total shareholders' equity and liabilities		**362,861**	**508,033**	**(145,172)**	**(28.6)**

Statement of Changes in Shareholders' Equity

at March 31, 2007

€ millions	SUBSCRIBED CAPITAL	ADDITIONAL PAID-IN CAPITAL	OTHER RESERVES	OF WHICH: PENSION AND SIMILAR OBLIGATIONS (IAS 19)
Shareholders' equity at Jan. 1, 2006 before initial application of new and revised IFRSs	**2,252**	**9,128**	**864**	**0**
Effect of initial application of new and revised IFRSs	0	0	(806)	(806)
Shareholders' equity at Jan. 1, 2006 after initial application of new and revised IFRSs	**2,252**	**9,128**	**58**	**(806)**
Change from capital increases				
Change from capital reductions				
Change in valuation of financial instruments				
Change in net income (loss)				
Actuarial losses on defined benefit plans				
Change in holdings of, and net income from, own equity instruments		(3)		
Dividend payouts				
Changes in group of consolidated companies and reserve arising from foreign currency translation and other changes			(27)	
Shareholders' equity at March 31, 2006	**2,252**	**9,125**	**31**	**(806)**
including:				
shareholders' equity of discontinued operations and disposal group held for sale	0	0	51	0
Shareholders' equity at Jan. 1, 2007	**2,252**	**8,883**	**4,061**	**(814)**
Change from capital increases				
Change from capital reductions				
Change in valuation of financial instruments				
Change in net income (loss)				
Actuarial losses on defined benefit plans				
Change in holdings of, and net income from, own equity instruments				
Dividend payouts				
Changes in group of consolidated companies and reserve arising from foreign currency translation and other changes			850	590
Shareholders' equity at March 31, 2007	**2,252**	**8,883**	**4,911**	**(224)**
including:				
shareholders' equity of discontinued operations and disposal group held for sale	0	0	(1)	(2)

	CHANGE IN VALUATION OF FINANCIAL INSTRUMENTS		CONSOLIDATED PROFIT/ NET PROFIT (LOSS) 1/1–31/3	TOTAL SHAREHOLDERS' EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF HVB AG	MINORITY INTEREST	TOTAL SHAREHOLDERS' EQUITY
	AfS RESERVE	HEDGE RESERVE				
	871	**(142)**	**191**	**13,164**	**3,219**	**16,383**
	0	0		(806)	(166)	(972)
	871	**(142)**	**191**	**12,358**	**3,053**	**15,411**
				0		0
				0		0
	207	(197)		10	(4)	6
			651	651	147	798
				(3)		(3)
					(1)	(1)
	(3)	1		(29)	92	63
	1,075	**(338)**	**842**	**12,987**	**3,287**	**16,274**
	1	0	11	63	62	125
	1,195	**(323)**	**622**	**16,690**	**3,298**	**19,988**
				0		0
				0		0
	112	(70)		42		42
			4,482	4,482	21	4,503
				0		0
				0		0
				0	(1)	(1)
	(405)	136		581	(2,469)	(1,888)
	902	(257)	5,104	21,795	849	22,644
	0	0	0	(1)	0	(1)

Cash Flow Statement

€ millions	2007 HVB GROUP NEW	2006 FULL HVB GROUP
Cash and cash equivalents at January 1	**3,211**	**7,757**
Cash flows from operating activities	**(1,286)**	**(3,798)**
Cash flows from investing activities[1]	**3,192**	**1,653**
Cash flows from financing activities	**(374)**	**88**
Effects of exchange rate changes	(5)	(14)
Less disposal group held for sale and discontinued operations	(18)	—
Cash and cash equivalents at March 31	**4,720**	**5,686**

1 the net cash flow (€3,771 million) from the disposal of discontinued operations is included in the cash flows from investing activities for 2007

Notes to the Income Statement

1 Segment reporting

Income statement broken down by division for the period from January 1 to March 31, 2007

€ millions	RETAIL	WEALTH MANAGEMENT	CORPORATES & COMMERCIAL REAL ESTATE FINANCING	MARKETS & INVESTMENT BANKING	OTHER/ CONSOLI-DATION	HVB GROUP NEW	DISCONTINUED OPERATIONS[2]	FULL HVB GROUP[2]
TOTAL REVENUES								
1/1–31/3/2007	470	123	353	858	201	2,005	1	2,006
1/1–31/3/2006	480	166	353	687	28	1,714	1,316	3,030
Operating costs								
1/1–31/3/2007	(353)	(72)	(118)	(313)	(99)	(955)	(1)	(956)
1/1–31/3/2006	(356)	(94)	(124)	(289)	(101)	(964)	(737)	(1,701)
OPERATING PROFIT								
1/1–31/3/2007	117	51	235	545	102	1,050	0	1,050
1/1–31/3/2006	124	72	229	398	(73)	750	579	1,329
Net write-downs of loans and provisions for guarantees and commitments								
1/1–31/3/2007	(67)	(4)	(51)	(1)	(86)	(209)	0	(209)
1/1–31/3/2006	(29)	(4)	(62)	(15)	(100)	(210)	(113)	(323)
Other items[1]								
1/1–31/3/2007	0	1	(1)	215	49	264	3,771	4,035
1/1–31/3/2006	1	2	7	27	31	68	7	75
PROFIT BEFORE TAX								
1/1–31/3/2007	50	48	183	759	65	1,105	3,771	4,876
1/1–31/3/2006	96	70	174	410	(142)	608	473	1,081

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses
2 contains the gains on the disposal of discontinued operations in other items (net income from investments)

Notes to the Income Statement continued

Income statement of the Retail division

INCOME/EXPENSES	1/1–31/3/2007 € millions	1/1–31/3/2006 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**271**	**280**	**261**	**285**	**270**
Net fees and commissions	195	196	140	139	154
Net trading, hedging and fair value income	1	(1)	(1)	(1)	2
Net other expenses/income	3	5	(10)	(2)	11
Net non-interest income	**199**	**200**	**129**	**136**	**167**
TOTAL REVENUES	**470**	**480**	**390**	**421**	**437**
Payroll costs	(152)	(141)	(132)	(139)	(145)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(201)	(215)	(213)	(227)	(210)
Operating costs	**(353)**	**(356)**	**(345)**	**(366)**	**(355)**
OPERATING PROFIT	**117**	**124**	**45**	**55**	**82**
Restructuring costs	0	0	(5)	(1)	(1)
Net write-downs of loans and provisions for guarantees and commitments	(67)	(29)	(43)	(50)	(51)
Net income from investments and other items[1]	0	1	(7)	(4)	1
PROFIT (LOSS) BEFORE TAX	**50**	**96**	**(10)**	**0**	**31**
Cost-income ratio in %	75.1	74.2	88.5	86.9	81.2

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Retail division

The Retail division was able in the first quarter of 2007 to almost match the above-average level of total revenues from the first quarter of 2006. With a quarterly figure of €470 million, total revenues are at almost the same level as last year and hence much higher than in the final three quarters of 2006. Net interest income declined slightly (down 3.2%), due primarily to the strategic reduction in real estate loans which was only partly offset by the higher margins on the deposit-taking side. The division recorded net fees and commissions of €195 million, equalling the extremely high previous-year figure of €196 million. As last year, a major contribution was made by the continued successful distribution of innovative investment products, such as the "HVB 6% Zins Ass" with a volume of €400 million, the "HVB Best of Fonds Zertifikate" with a volume of €100 million and the "KombiAnlage plus". Operating costs declined by a slight 0.8% despite the first-time consolidation of the PlanetHome Group, one of the leading providers of property finance specialising in the provision and financing of residential property. With an annual volume of brokered financing of around €1.2 billion, PlanetHome is one the three biggest brokers of private construction finance in Germany. In 2006, the division also succeeded in brokering real estate to the amount of €450 million. Within total operating costs, payroll expenses increased by 7.8%, due in part to the increase in expenses resulting from the first-time consolidation of the PlanetHome Group in the first quarter of 2007.

Other administrative expenses, including depreciation of property, plant and equipment, declined by 6.5% as a result of strict cost management. Although the operating profit of €117 million is slightly down on the high figure for the first quarter of 2006, it is far higher than the totals for the last three quarters of last year. At 75.1%, the cost-income ratio remained at around the same level as last year (March 31, 2006: 74.2%). The increase in net write-downs of loans and provisions for guarantees and commitments to €67 million after €29 million last year is a technical effect arising mostly in conjunction with the write-downs formed last year for the Special Credit Portfolio that was outplaced. Taking into account the write-downs relating to the portfolio of loans transferred by the Retail division to the Special Credit Portfolio, the aggregate net write-downs of loans and provisions for guarantees and commitments of €106 million for the first quarter of 2007 were at roughly the same level as in the first quarter of 2006 (€94 million). This resulted in a profit before tax of €50 million, which failed to match the outstanding profit contribution of the first quarter of 2006 (€96 million) but was still well above the other quarterly contributions in 2006 and the average quarterly profit for the whole of 2006 (€29 million).

Income statement of the Wealth Management division

INCOME/EXPENSES	1/1–31/3/2007 € millions	1/1–31/3/2006 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**37**	**36**	**47**	**40**	**40**
Net fees and commissions	87	135	86	62	114
Net trading, hedging and fair value income	(1)	(5)	(1)	1	(8)
Net other expenses/income	0	0	1	(1)	3
Net non-interest income	**86**	**130**	**86**	**62**	**109**
TOTAL REVENUES	**123**	**166**	**133**	**102**	**149**
Payroll costs	(23)	(32)	(26)	(25)	(34)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(49)	(62)	(49)	(43)	(65)
Operating costs	**(72)**	**(94)**	**(75)**	**(68)**	**(99)**
OPERATING PROFIT	**51**	**72**	**58**	**34**	**50**
Restructuring costs	0	0	(5)	(2)	0
Net write-downs of loans and provisions for guarantees and commitments	(4)	(4)	(8)	(2)	4
Net income from investments and other items[1]	1	2	10	533	4
PROFIT BEFORE TAX	**48**	**70**	**55**	**563**	**58**
Cost-income ratio in %	58.5	56.6	56.4	66.7	66.4

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Wealth Management division

As part of the pooling of asset management activities in the UniCredit Group, the Activest Group (Activest Investmentgesellschaft mbH, Munich, Activest Investmentgesellschaft Luxembourg S. A., Luxembourg and Activest Investmentgesellschaft Schweiz AG, Berne) were transferred to Pioneer Global Asset Management S.p.A. with effect from July 1, 2006 along with Nordinvest in January 2007, and the depositary banking activities of HVB Banque Luxembourg S.A. were assigned away from the Wealth Management division with effect from January 1, 2007.

Consequently, the primary profit contributions of the Activest companies (only until mid-2006), Nordinvest and the profits from the depositary banking activities of HVB Banque Luxembourg from the quarters of last year are not included in the above income statement. To make it easier to compare the performance of our Wealth Management operations, we are showing below an income statement for the Wealth Management division, in which the quarterly figures for 2006 have been adjusted for the deconsolidation effects and the profits from the depositary banking ativities of HVB Banque Luxembourg.

Adjusted income statement of the Wealth Management division

INCOME/EXPENSES	1/1–31/3/2007 € millions	1/1–31/3/2006 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**37**	**34**	**46**	**40**	**39**
Net fees and commissions	87	87	72	53	76
Net trading, hedging and fair value income	(1)	(5)	(1)	1	(8)
Net other expenses/income	0	1	2	(1)	1
Net non-interest income	**86**	**83**	**73**	**53**	**69**
TOTAL REVENUES	**123**	**117**	**119**	**93**	**108**
Payroll costs	(23)	(21)	(24)	(23)	(22)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(49)	(47)	(48)	(42)	(50)
Operating costs	**(72)**	**(68)**	**(72)**	**(65)**	**(72)**
OPERATING PROFIT	**51**	**49**	**47**	**28**	**36**
Restructuring costs	0	0	2	(2)	0
Net write-downs of loans and provisions for guarantees and commitments	(4)	(4)	(8)	(2)	4
Net income from investments and other items[1]	1	1	(1)	(1)	3
PROFIT BEFORE TAX	**48**	**46**	**40**	**23**	**43**
Cost-income ratio in %	58.5	58.1	60.5	69.9	66.7

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

The Wealth Management division encompasses the Wealth Management Sales of HVB AG, the DAB Bank Group, the private banking activities of HVB Luxembourg, the internal real asset producer H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich, and the non-consolidated companies HVB Fonds Finance GmbH and Blue Capital GmbH.

The following description of developments relates to the adjusted income statement.

With profit before tax of €48 million, the Wealth Management division recorded an increase of 4.3% in the first quarter of 2007 over the equivalent figure for the corresponding period last year. HVB AG succeeded in almost matching the unusually high net fees and commissions from the first quarter of 2006 in the first three months of 2007, with March proving far more profitable than the equivalent month last year. The higher profit also reflects the rapidly expanding profits of the DAB Bank Group, which achieved the best quarterly result in its history with a 13% increase in profit before taxes.

The strong 4.1% rise in operating profit was driven by the 5.1% increase in total revenues to €123 million. The process of stepping up asset management activities in Wealth Management Sales is gaining momentum. The volume of assets under management increased by 40% to €2 billion over the last six months. In terms of real assets, private equity holdings in particular were successfully placed. The DAB Bank Group achieved record numbers of securities transactions. Net interest income in the division rose by 8.8%.

The 5.9% increase in operating costs includes the higher cost of securities settlement as a result of larger transaction numbers and the deliberate addition of new staff in the sales function with a view to generating sustainable organic growth. The cost-income ratio remained practically unchanged at 58.5%.

Notes to the Income Statement continued

Income statement of the Corporates & Commercial Real Estate Financing division, Corporates subdivision

INCOME/EXPENSES	1/1–31/3/2007 € millions	1/1–31/3/2006 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**200**	**209**	**205**	**185**	**202**
Net fees and commissions	98	85	63	76	73
Net trading, hedging and fair value income	1	0	2	4	(2)
Net other expenses/income	0	1	(4)	(1)	5
Net non-interest income	**99**	**86**	**61**	**79**	**76**
TOTAL REVENUES	**299**	**295**	**266**	**264**	**278**
Payroll costs	(46)	(41)	(43)	(41)	(43)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(60)	(69)	(73)	(69)	(65)
Operating costs	**(106)**	**(110)**	**(116)**	**(110)**	**(108)**
OPERATING PROFIT	**193**	**185**	**150**	**154**	**170**
Restructuring costs	0	0	0	(1)	0
Net write-downs of loans and provisions for guarantees and commitments	(40)	(44)	(74)	(48)	(35)
Net income from investments and other items[1]	(1)	7	(14)	(4)	1
PROFIT BEFORE TAX	**152**	**148**	**62**	**101**	**136**
Cost-income ratio in %	35.5	37.3	43.6	41.7	38.8

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Corporates subdivision

Corporates, which focuses primarily on the needs of our small and medium-sized corporate customers, beat the good figure for profit before tax recorded for the same period last year by 2.7%.

In the process, operating profit improved by 4.3% to €193 million as a result of an increase of 1.4% in total revenues and a fall of 3.6% in operating costs, thus helping to improve the cost-income ratio by 1.8 percentage points to 35.5%. The rise in income can be attributed to pleasing growth of 15.3% in net fees and commissions.

This development stems from higher payments income, increased sales in derivatives operations for customers and higher income from structured finance, resulting in part from mezzanine products involving the capital market via the PREPS™ platform. Net interest income, on the other hand, declined slightly due to lower margins.

The year-on-year decline of €8 million in net income from investments and other items was only partially offset by the €4 million reduction in net write-downs of loans and provisions for guarantees and commitments to €40 million, meaning that the profit before tax arising solely from operating activities rose to €152 million.

Income statement of the Corporates & Commercial Real Estate Financing division, Commercial Real Estate Financing subdivision

INCOME/EXPENSES	1/1–31/3/2007 € millions	1/1–31/3/2006 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**43**	**49**	**27**	**40**	**44**
Net fees and commissions	11	8	8	11	11
Net trading, hedging and fair value income	0	0	0	0	0
Net other expenses/income	0	1	(2)	0	2
Net non-interest income	**11**	**9**	**6**	**11**	**13**
TOTAL REVENUES	**54**	**58**	**33**	**51**	**57**
Payroll costs	(3)	(4)	(2)	(4)	(3)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(9)	(10)	(10)	(10)	(8)
Operating costs	**(12)**	**(14)**	**(12)**	**(14)**	**(11)**
OPERATING PROFIT	**42**	**44**	**21**	**37**	**46**
Restructuring costs	0	0	0	0	0
Net write-downs of loans and provisions for guarantees and commitments	(11)	(18)	(11)	(30)	(4)
Net income from investments and other items[1]	0	0	5	(6)	0
PROFIT BEFORE TAX	**31**	**26**	**15**	**1**	**42**
Cost-income ratio in %	22.2	24.1	36.4	27.5	19.3

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Commercial Real Estate Financing subdivision

In the first quarter of 2007, the Commercial Real Estate Financing subdivision again continued to implement the restructuring programme begun in 2005, which includes the associated strategic reduction of unprofitable portfolios and the expansion of new profitable business activities. Net interest income fell by 12.2% compared to the same quarter last year as a result. The decline in total revenues was only moderate (down 6.9%) on account of the massive 37.5% increase in net fees and commissions. The change in net fees and commissions primarily stems from higher corporate finance income and increased sales in derivatives operations for customers.

Operating costs declined by 14.3% on account of the resizing which accompanied the fall in volume, helping enhance profitability on the operating side overall as reflected in an improvement of 1.9 percentage points in the cost-income ratio to 22.2%. At €42 million, operating profit was at around the same good level as last year.

On account of a decline of €7 million, or 38.9%, in net write-downs of loans and provisions for guarantees and commitments, the profit before tax rose by 19.2% compared to last year, to €31 million.

Notes to the Income Statement continued

Income statement of the Markets & Investment Banking division

INCOME/EXPENSES	1/1–31/3/2007 € millions	1/1–31/3/2006 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
Net interest income	**411**	**286**	**361**	**268**	**256**
Net fees and commissions	90	102	106	72	86
Net trading, hedging and fair value income	355	294	79	193	171
Net other expenses/income	2	5	3	(8)	5
Net non-interest income	**447**	**401**	**188**	**257**	**262**
TOTAL REVENUES	**858**	**687**	**549**	**525**	**518**
Payroll costs	(163)	(138)	(144)	(120)	(120)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(150)	(151)	(181)	(147)	(162)
Operating costs	**(313)**	**(289)**	**(325)**	**(267)**	**(282)**
OPERATING PROFIT	**545**	**398**	**224**	**258**	**236**
Restructuring costs	0	0	(1)	0	0
Net write-downs of loans and provisions for guarantees and commitments	(1)	(15)	20	(5)	16
Net income from investments and other items[1]	215	27	(221)	16	16
PROFIT BEFORE TAX	**759**	**410**	**22**	**269**	**268**
Cost-income ratio in %	36.5	42.1	59.2	50.9	54.4

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Markets & Investment Banking division

The Markets & Investment Banking division continued its successful, sustainable results trend, increasing its profit before tax year-on-year by 85.1% to €759 million in the first three months of 2007.

This development can be attributed equally to the substantial 36.9% rise in operating profit to €545 million and the gain of €218 million on the disposal of Indexchange recognised in net income from investments and other items. But even without this gain on disposal, profit before tax rose a strong €131 million, or 32.0%, to €541 million, putting it well ahead of the quarterly profits last year.

There was only a minor net addition of €1 million to net write-downs of loans and provisions for guarantees and commitments in the quarter under review (first quarter of 2006: net addition of €15 million) on account of the favourable market environment.

The good operating profit was driven by a rise of €171 million, or 24.9%, in total revenues. Net interest income in particular climbed an impressive €125 million, or 43.7%, partly as a result of beneficial interest trends. At the same time, net trading, hedging and fair value income exceeded the excellent total for the first quarter of last year by a further €61 million, or 20.7%, whereas net fees and commissions were down €12 million, or 11.8%, on the first quarter of last year.

Despite the rise of €24 million, or 8.3%, in operating costs, the cost-income ratio improved by 5.6 percentage points to 36.5%.

Income statement of the Other/consolidation division

INCOME/EXPENSES	1/1–31/3/2007 € millions	1/1–31/3/2006 € millions	Q4 2006 € millions	Q3 2006 € millions	Q2 2006 € millions
TOTAL REVENUES	**201**	**28**	**7**	**(2)**	**60**
Operating costs	**(99)**	**(101)**	**(33)**	**(94)**	**(51)**
OPERATING PROFIT (LOSS)	**102**	**(73)**	**(26)**	**(96)**	**9**
Restructuring costs	0	0	(30)	(12)	(2)
Net write-downs of loans and provisions for guarantees and commitments	**(86)**	(100)	(179)	(91)	(132)
Net income from investments and other items[1]	49	31	(35)	(11)	2
PROFIT (LOSS) BEFORE TAX	**65**	**(142)**	**(270)**	**(210)**	**(123)**

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Other/consolidation division

The Other/consolidation segment encompasses the Global Banking Services and Group Corporate Centre subsegments together with the profit contributions from the Special Credit Portfolio newly defined in September 2006 and assigned to this segment, the Real Estate Restructuring portfolio previously shown separately, and consolidation effects.

The total revenues of this segment rose sharply, from €28 million last year to €201 million in the first quarter of 2007. This development results almost exclusively from net interest income, which benefited from the interest effects arising from the inflow of funds in conjunction with the disposal of the discontinued operations. This effect was reinforced by the return on the purchase price together with the investment of the gains on disposal and the omission of the refinancing costs on the carrying amounts of the investments in the discontinued operations that were included last year. With operating costs remaining stable compared to the same period last year, the interest effect described above had a positive impact on operating profit. Net write-downs of loans and provisions for guarantees and commitments, which relate to the Special Credit Portfolio, fell by 14% to €86 million. At the same time, the gain of €47 million on the disposal of Nordinvest in particular led to the higher profit contribution from net income from investments and other items. Profit before tax improved to €65 million in the first quarter of the present financial year after a loss of €142 million in the equivalent period last year.

Notes to the Income Statement continued

2 Net interest income

€ millions	1/1–31/3/ 2007	1/1–31/3/ 2006
Interest and similar income from		
lending and money market transactions	3,225	2,591
fixed-income securities	730	630
finance leases	15	11
Interest expense and similar charges from		
deposits	1,861	1,408
promissory notes and other liabilities		
evidenced by paper	885	842
subordinated capital	150	178
Total	**1,074**	**804**

Interest income and interest expense for financial assets and liabilities not carried at fair value through profit or loss totalled €3,061 million and €2,201 million, respectively.

3 Dividends and other income from equity investments

€ millions	1/1–31/3/ 2007	1/1–31/3/ 2006
Interest and similar income from		
equity securities and other variable-yield securities	5	9
subsidiaries	8	8
companies accounted for using the equity method	2	3
participating interests	52	28
Total	**67**	**48**

4 Net fees and commissions

€ millions	1/1–31/3/ 2007	1/1–31/3/ 2006
Securities and custodial services	234	289
Foreign trade operations/money transfer operations	74	73
Lending operations	106	118
Other service operations	73	58
Total	**487**	**538**

This item comprises the balance of fee and commission income of €604 million (2006: €641 million) and fee and commission expense of €117 million (2006: €103 million).

In terms of the year-on-year change in net fees and commissions, the profit contributions made by the sold Activest companies, Indexchange and Nordinvest are only included in net fees and commissions for 2006 up to the middle of the year, which has a negative effect when compared to 2006. Adjusted for consolidation and currency effects, last year's level was almost equalled, with a fall of just 1.1%.

5 Net trading, hedging and fair value income

€ millions	1/1–31/3/ 2007	1/1–31/3/ 2006
Net gains on financial instruments held for trading	**290**	**300**
Equity contracts	170	129
Interest rate and currency contracts	94	145
Dividend income arising from trading operations	26	26
Private equity realisation gains[1]	**46**	**0**
Effects arising from hedge accounting	**(1)**	**(1)**
Net gains on financial instruments designated at fair value through profit or loss	**26**	**12**
Other net trading, hedging and fair value income	**(11)**	**(14)**
Total	**350**	**297**

1 the gains on the disposal of actively managed holdings in the private equity business are recorded here. The gains of around €23 million realised in the previous year have not been adjusted. They are shown under net income from investments

6 Net other expenses/income

€ millions	1/1–31/3/ 2007	1/1–31/3/ 2006
Other income	51	57
Other expenses	24	30
Net other expenses/income	27	27

7 Net write-downs of losses and provisions for guarantees and commitments

€ millions	1/1–31/3/ 2007	1/1–31/3/ 2006
Additions	**408**	**410**
Allowances for losses on loans and advances	397	395
Allowances for losses on guarantees and indemnities	11	15
Reversals	**(190)**	**(183)**
Allowances for losses on loans and advances	(189)	(180)
Allowances for losses on guarantees and indemnities	(1)	(3)
Recoveries from write-offs of loans and receivables	(9)	(17)
Total	**209**	**210**

8 Net income from investments

€ millions	1/1–31/3/ 2007	1/1–31/3/ 2006
Gains on the disposal of		
placements, loans and advances	0	0
available-for-sale investments	(1)	90
held-to-maturity investments	0	0
companies accounted for using		
the equity method	0	0
shares in affiliated companies	265	0
land and buildings	6	0
Write-downs and value adjustments on		
available-for-sale investments	0	0
held-to-maturity investments	0	(1)
companies accounted for using the		
equity method	0	0
shares in affiliated companies	0	0
land and buildings	0	0
Total	**270**	**89**

The gains of €265 million on the disposal of shares in affiliated companies include the gains realised on the disposal of Indexchange amounting to €218 million and Nordinvest amounting to €47 million.

9 Income statement and earnings per share of discontinued operations

In 2007, the gains on disposal of the BA-CA Group, IMB, AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) and HVB Ukraine amounting to €3,771 million before tax are included under net income from investments in the income statement of discontinued operations. Compliant with IFRS, the gains on disposal account for a total of €82 million in taxes. In addition, the income and expenses of the HVB branches in Vilnius and Tallinn are disclosed in 2007. The previous-year figures also include the income and expenses of the business activities of the discontinued operations sold in the first quarter of 2007.

Income statement and earnings per share of discontinued operations

€ millions	1/1–31/3/ 2007	1/1–31/3/ 2006
Net interest income	1	694
Net fees and commissions	0	425
Net trading, hedging and fair value income	0	191
Net other income/expenses	0	6
TOTAL REVENUES	**1**	**1,316**
Operating costs	(1)	(737)
OPERATING PROFIT	**0**	**579**
Provisions for risks and charges	0	(3)
Write-down on goodwill	0	0
Restructuring costs	0	0
Net write-downs of loans and provisions for		
guarantees and commitments	0	(113)
Net income from investments	3,771	10
Other non-operating expenses	0	0
PROFIT BEFORE TAX	**3,771**	**473**
Income tax for the period	(82)	(91)
PROFIT AFTER TAX	**3,689**	**382**
Minorities	0	(123)
NET PROFIT	**3,689**	**259**

Earnings per share of discontinued operations

	1/1–31/3/ 2007	1/1–31/3/ 2006
Earnings per share (€)	4.91	0.35

10 Earnings per share

FULL HVB GROUP	1/1–31/3/ 2007	1/1–31/3/ 2006
Net profit adjusted for minorities (€ millions)	4,482	651
Average number of shares	750,699,140	750,699,140
Earnings per share (€)	5.97	0.87

HVB GROUP NEW	1/1–31/3/ 2007	1/1–31/3/ 2006
Net profit adjusted for minorities (€ millions)	793	392
Net profit adjusted for minorities		
(adjusted[1], € millions)	522	392
Average number of shares	750,699,140	750,699,140
Earnings per share (€)	1.06	0.52
Earnings per share (adjusted[1], €)	0.70	0.52

1 2007 figures adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations and for the gain on disposal of Indexchange

Notes to the Consolidated Balance Sheet continued

The following table shows the breakdown of the main groups of assets described above:

Assets	31/3/2007 € millions	31/12/2006 € millions
Cash reserve	—	—
Assets held for trading purposes	—	—
Placements with, and loans and advances to, other banks	4	3
Loans and advances to customers	45	614
Allowances for losses on loans and advances	—	—
Investments	6	343
Property, plant and equipment	2	22
Intangible assets	15	4
Income tax assets	3	5
Other assets	8	13
Total assets	**83**	**1,004**

19 Deposits from other banks, broken down by maturity

€ millions	31/3/2007	31/12/2006
Repayable on demand	16,329	20,420
With agreed maturities	55,732	65,252
Total	**72,061**	**85,672**

20 Amounts owed to other depositors, broken down by maturity

€ millions	31/3/2007	31/12/2006
Savings deposits and home-loan savings deposits	15,708	15,794
Other liabilities	83,786	76,342
Repayable on demand	48,375	40,114
With agreed maturities	35,411	36,228
Total	**99,494**	**92,136**

21 Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	31/3/2007	31/12/2006
With agreed maturities		
up to 3 months	11,818	12,134
from 3 months to 1 year	12,683	11,613
from 1 year to 5 years	33,558	32,475
from 5 years and over	17,512	20,716
Total	**75,571**	**76,938**

22 Provisions

€ millions	31/3/2007	31/12/2006
Provisions for pensions and similar commitments	167	190
Allowances for losses on guarantees and indemnities	253	249
Restructuring provisions	226	243
Other provisions	1,018	1,001
Total	**1,664**	**1,683**

23 Subordinated capital

€ millions	31/3/2007	31/12/2006
Subordinated liabilities	8,037	8,514
Participating certificates outstanding	618	619
Hybrid capital instruments	2,956	3,009
Total	**11,611**	**12,142**

24 Liabilities of discontinued operations

The following table shows the breakdown of the liabilities of discontinued operations:

€ millions	31/3/2007	31/12/2006
Deposits from other banks	2	50,495
Amounts owed to other depositors	118	59,641
Promissory notes and other liabilities evidenced by paper	—	21,898
Liabilities held for trading purposes	—	5,237
Provisions	—	4,521
Income tax liabilities	—	655
Other liabilities	197	3,597
Subordinated capital	—	5,634
Total liabilities	**317**	**151,678**

8 Net income from investments

€ millions	1/1–31/3/ 2007	1/1–31/3/ 2006
Gains on the disposal of		
placements, loans and advances	0	0
available-for-sale investments	(1)	90
held-to-maturity investments	0	0
companies accounted for using		
the equity method	0	0
shares in affiliated companies	265	0
land and buildings	6	0
Write-downs and value adjustments on		
available-for-sale investments	0	0
held-to-maturity investments	0	(1)
companies accounted for using the		
equity method	0	0
shares in affiliated companies	0	0
land and buildings	0	0
Total	**270**	**89**

The gains of €265 million on the disposal of shares in affiliated companies include the gains realised on the disposal of Indexchange amounting to €218 million and Nordinvest amounting to €47 million.

9 Income statement and earnings per share of discontinued operations

In 2007, the gains on disposal of the BA-CA Group, IMB, AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) and HVB Ukraine amounting to €3,771 million before tax are included under net income from investments in the income statement of discontinued operations. Compliant with IFRS, the gains on disposal account for a total of €82 million in taxes. In addition, the income and expenses of the HVB branches in Vilnius and Tallinn are disclosed in 2007. The previous-year figures also include the income and expenses of the business activities of the discontinued operations sold in the first quarter of 2007.

Income statement and earnings per share of discontinued operations

€ millions	1/1–31/3/ 2007	1/1–31/3/ 2006
Net interest income	1	694
Net fees and commissions	0	425
Net trading, hedging and fair value income	0	191
Net other income/expenses	0	6
TOTAL REVENUES	**1**	**1,316**
Operating costs	(1)	(737)
OPERATING PROFIT	**0**	**579**
Provisions for risks and charges	0	(3)
Write-down on goodwill	0	0
Restructuring costs	0	0
Net write-downs of loans and provisions for		
guarantees and commitments	0	(113)
Net income from investments	3,771	10
Other non-operating expenses	0	0
PROFIT BEFORE TAX	**3,771**	**473**
Income tax for the period	(82)	(91)
PROFIT AFTER TAX	**3,689**	**382**
Minorities	0	(123)
NET PROFIT	**3,689**	**259**

Earnings per share of discontinued operations

	1/1–31/3/ 2007	1/1–31/3/ 2006
Earnings per share (€)	4.91	0.35*

10 Earnings per share

FULL HVB GROUP	1/1–31/3/ 2007	1/1–31/3/ 2006
Net profit adjusted for minorities (€ millions)	4,482	651
Average number of shares	750,699,140	750,699,140
Earnings per share (€)	5.97	0.87

HVB GROUP NEW	1/1–31/3/ 2007	1/1–31/3/ 2006
Net profit adjusted for minorities (€ millions)	793	392
Net profit adjusted for minorities		
(adjusted[1], € millions)	522	392
Average number of shares	750,699,140	750,699,140
Earnings per share (€)	1.06	0.52
Earnings per share (adjusted[1], €)	0.70	0.52

1 2007 figures adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations and for the gain on disposal of Indexchange

Notes to the Consolidated Balance Sheet

11 Assets held for trading purposes

€ millions	31/3/2007	31/12/2006
Debt securities and other fixed-income securities	49,230	45,709
Equity securities and other variable-yield securities	21,069	19,917
Positive fair values from derivative financial instruments	34,350	35,114
Other assets held for trading purposes	5,550	6,471
Total	**110,199**	**10,211**

12 Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	31/3/2007	31/12/2006
Repayable on demand	15,815	12,919
With agreed maturities	33,734	28,345
Total	**49,549**	**41,264**

13 Loans and advances to customers, broken down by maturity

€ millions	31/3/2007	31/12/2006
Repayable on demand	18,306	13,658
With agreed maturities	157,764	156,340
up to 3 months	27,762	22,838
from 3 months to 1 year	11,078	11,999
from 1 year to 5 years	33,381	34,040
from 5 years and over	85,543	87,463
Total	**176,070**	**169,998**

14 Total volume of lending

By content

€ millions	31/3/2007	31/12/2006
Placements with, and loans and advances to, other banks	19,613	18,027
Loans and advances to customers	169,581	167,068
Contingent liabilities arising from guarantees and indemnities	25,974	24,977
Total	**215,168**	**210,072**

15 Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances

€ millions	2007	2006
Balance at January 1, HVB Group new	**6,068**	**9,228**
Changes affecting income		
Gross additions	397	395
Releases	(189)	(180)
Changes not affecting income		
Changes due to make-up of group of consolidated companies and reclassifications of disposal groups held for sale	0	(307)
Use of existing loan-loss allowances	(93)	(186)
Effects of currency translation and other changes not affecting income	5	(21)
Non-current assets or disposal groups held for sale	—	—
Balance at March 31, HVB Group new	**6,188**	**8,929**

16 Investments

€ millions	31/3/2007	31/12/2006
Held-to-maturity investments		
Debt securities and other fixed-income securities	382	471
Available-for-sale investments	7,898	7,138
Non-consolidated subsidiaries	565	588
Participating interests	2,038	1,884
Debt securities and other fixed-income securities	3,173	2,700
Equity securities and other variable-yield securities	2,122	1,966
of which: long-term securities	1,667	1,413
Fair-value-option investments	11,634	11,728
Debt securities and other fixed-income securities	11,502	11,613
Equity securities and other variable-yield securities	132	115
Companies accounted for using the equity method	37	35
of which: goodwill	—	—
Investment property	477	473
Total	**20,428**	**19,845**

17 Assets of discontinued operations

Assets	31/3/2007 € millions	31/12/2006 € millions
Cash reserve	18	2,874
Assets held for trading purposes	0	17,188
Placements with, and loans and advances to, other banks	6	32,694
Loans and advances to customers	291	88,504
Allowances for losses on loans and advances	(2)	(2,755)
Investments	2	18,296
Property, plant and equipment	1	915
Intangible assets	1	1,984
Income tax assets	0	1,022
Other assets	0	2,725
Total assets	**317**	**163,447**

After the disposal of the BA-CA Group, International Moscow Bank, AS UniCredit Bank, Riga (formerly HVB Bank Latvia AS, Riga) and HVB Ukraine in the first quarter of 2007, only the HVB AG branches in Vilnius and Tallinn are now defined as discontinued operations. At December 31, 2006, the sold companies named above were also defined as discontinued operations in addition to the HVB AG branches in Vilnius and Tallinn.

18 Non-current assets or disposal groups held for sale

Compliant with IFRS 5, non-current assets held for sale and the assets of a disposal group held for sale are shown separately in the balance sheet. At March 31, 2007 this item contains the following:

- Financial Markets Service Bank GmbH (FMS Bank)
  In the course of focusing on its core competencies, HVB Group intends to assign its activities in the area of securities trading and custodial services to the French financial service provider Caceis. Appropriate exclusive negotiations were started in March 2007. The sale is intended to be completed by the end of 2007.

- As HVB Group companies concentrate on their respective core competencies, HVB Banque Luxembourg S. A., Luxembourg, will cease to offer depositary banking services from the middle of 2007 in accordance with a resolution adopted during 2006. Consequently, the balance sheet totals relating to its depositary banking activities have been classified as held for sale.

- In addition, various other investment properties previously carried under investments have been classified as held for sale. This is also the case for individual buildings which were carried under property, plant and equipment on account of their predominant use for bank operations.

Due to the disposals realised in the first quarter of 2007, the following, which were still shown as non-current assets or disposal groups held for sale at December 31, 2006, are no longer included in this item at March 31, 2007:

- HVB Payments & Services (PAS)
  In June 2006, Postbank and HypoVereinsbank concluded a preliminary contract on future co-operation in payments. With effect from January 1, 2007, we sold the payment subsidiary PAS to Postbank. Under this sale, Postbank also assumed the task of processing payments on behalf of HVB.

- The sale of a non-strategic real estate portfolio disclosed under investments to Värde Partners, Inc., announced by the Management Board of HVB AG on December 13, 2006, was completed in the first quarter of 2007.

- Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg
  After HVB AG and Pioneer Global Asset Management S.p.A. (PGAM) reached agreement on the sale of Nordinvest to PGAM on January 31, 2007, Nordinvest was transferred to PGAM in the first quarter of 2007. The aim is to integrate Nordinvest into the Pioneer Investment Group.

- The sale of Indexchange Investment AG to Barclays Bank PLC announced on November 7, 2006 was completed in the first quarter of 2007. The selling price amounted to €240 million.

Notes to the Consolidated Balance Sheet continued

The following table shows the breakdown of the main groups of assets described above:

Assets	31/3/2007 € millions	31/12/2006 € millions
Cash reserve	—	—
Assets held for trading purposes	—	—
Placements with, and loans and advances to, other banks	4	3
Loans and advances to customers	45	614
Allowances for losses on loans and advances	—	—
Investments	6	343
Property, plant and equipment	2	22
Intangible assets	15	4
Income tax assets	3	5
Other assets	8	13
Total assets	**83**	**1,004**

19 Deposits from other banks, broken down by maturity

€ millions	31/3/2007	31/12/2006
Repayable on demand	16,329	20,420
With agreed maturities	55,732	65,252
Total	**72,061**	**85,672**

20 Amounts owed to other depositors, broken down by maturity

€ millions	31/3/2007	31/12/2006
Savings deposits and home-loan savings deposits	15,708	15,794
Other liabilities	83,786	76,342
Repayable on demand	48,375	40,114
With agreed maturities	35,411	36,228
Total	**99,494**	**92,136**

21 Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	31/3/2007	31/12/2006
With agreed maturities		
up to 3 months	11,818	12,134
from 3 months to 1 year	12,683	11,613
from 1 year to 5 years	33,558	32,475
from 5 years and over	17,512	20,716
Total	**75,571**	**76,938**

22 Provisions

€ millions	31/3/2007	31/12/2006
Provisions for pensions and similar commitments	167	190
Allowances for losses on guarantees and indemnities	253	249
Restructuring provisions	226	243
Other provisions	1,018	1,001
Total	**1,664**	**1,683**

23 Subordinated capital

€ millions	31/3/2007	31/12/2006
Subordinated liabilities	8,037	8,514
Participating certificates outstanding	618	619
Hybrid capital instruments	2,956	3,009
Total	**11,611**	**12,142**

24 Liabilities of discontinued operations

The following table shows the breakdown of the liabilities of discontinued operations:

€ millions	31/3/2007	31/12/2006
Deposits from other banks	2	50,495
Amounts owed to other depositors	118	59,641
Promissory notes and other liabilities evidenced by paper	—	21,898
Liabilities held for trading purposes	—	5,237
Provisions	—	4,521
Income tax liabilities	—	655
Other liabilities	197	3,597
Subordinated capital	—	5,634
Total liabilities	**317**	**151,678**

25 Liabilites of disposal groups held for sale

The following table shows the breakdown of the liabilities of the disposal groups held for sale:

€ millions	31/3/2007	31/12/2006
Deposits from other banks	8	8
Amounts owed to other depositors	938	1,176
Liabilities held for trading purposes	—	—
Provisions	16	37
Income tax liabilities	2	1
Other liabilities	12	20
Total liabilities	**976**	**1,242**

26 Treasury stock

In the period under review, treasury stock was purchased on the basis of the authorisation granted through the resolution adopted by the Annual General Meeting of HVB AG on May 23, 2006 pursuant to Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 658,218 shares of treasury stock were purchased by HVB AG and controlled or majority-owned companies at the respective current market prices as part of normal securities trading, and a total of 682,478 shares of treasury stock were sold at the respective current market prices.

The treasury stock was purchased at an average price of €36.95 per share and resold at an average price of €36.77 per share. The shares purchased during the period under review amounted to an equivalent of €2 million, or 0.1% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the reporting period was 23,858, equivalent to €0.07 million or 0.003% of capital stock.

Within the scope of lending operations, the Bank and its controlled or majority-owned companies had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 70,725 shares as collateral as of March 31, 2007. This represents €0.2 million, or 0.01% of capital stock.

Other Information

27 Contingent liabilities and other commitments

€ millions	31/3/2007	31/12/2006
Contingent liabilities	**25,974**	**24,977**
of which: Guarantees and indemnities	25,974	24,977
Other commitments	**69,177**	**58,298**
of which: Irrevocable credit commitments	46,891	45,243
Total, HVB Group new	**95,151**	**83,275**
Discontinued operations and disposal group		
held for sale	0	23,622
Full HVB Group	**95,151**	**106,897**

Derivatives (derivative transactions)

The following table shows the breakdown of derivative transactions outstanding at the reporting date by interest rate, foreign exchange, equity/index, other and credit derivatives. Besides counterparty risk, the derivatives are exposed primarily to market risk arising from changes in interest rates, exchange rates or equity prices.

Without taking risk-reducing effects into account, the maximum counterparty risk at March 31, 2007 (excluding add-on) totalled €35.6 billion (full HVB Group at December 31, 2006: €14.5 billion). In accordance with Principle I of the banking supervisory regulations, and taking into account existing netting agreements and the provision of collateral, credit equivalents (counterparty risk including add-on) totalled €19.2 billion (full HVB Group at December 31, 2006: €20.1 billion); and the remaining risk after risk-weighting amounted to €5.4 billion (full HVB Group at December 31, 2006: €5.9 billion).

€ millions		Nominal amount		Positive fair value		Negative fair value
	31/3/2007	31/12/2006	31/3/2007	31/12/2006	31/3/2007	31/12/2006
Interest rate derivatives	1,585,469	1,467,841	17,963	19,062	19,662	20,502
Foreign exchange derivatives	287,276	259,269	3,364	3,872	3,252	3,679
Equity/index derivatives	233,622	205,253	11,084	10,396	12,329	10,602
Credit derivatives	277,093	252,068	2,866	2,748	3,746	3,231
Other transactions	3,299	3,071	325	295	184	291
Total, HVB Group new	**2,386,759**	**2,187,502**	**35,602**	**36,373**	**39,173**	**38,305**
Discontinued operations and non-current						
assets or disposal groups held for sale	—	525,440	—	5,139	—	5,474
Full HVB Group	**2,386,759**	**2,712,942**	**35,602**	**41,512**	**39,173**	**43,779**

28 Potential market risk of trading activities

Market risk arises from changes in the market prices of interest rate, foreign exchange, equity and index products, including associated derivatives. We measure the potential market risk of our trading activities using the value-at-risk (for the method of calculation, please refer to page 89 and following of the HVB Group Annual Report 2006).

Value-at-risk[1]

€ millions	31/3/2007	31/12/2006
Interest rate positions (incl. credit spread risks)	8	12
Foreign exchange positions	4	3
Equity/index positions	7	4
Diversification effect	(8)	(6)
Total	**11**	**13**

1 because of the diversification effect between the risk categories, the total risk is less than the sum of the individual risks

Boards

MEMBERS OF THE SUPERVISORY BOARD

Alessandro Profumo
Chairman

Peter König
Deputy Chairman

Dr Lothar Meyer
Deputy Chairman

Aldo Bulgarelli

Beate Dura-Kempf

Sergio Ermotti

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Roberto Nicastro

Vittorio Ogliengo

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

MEMBERS OF THE MANAGEMENT BOARD

Willibald Cernko
Retail division

Stefan Ermisch
Markets & Investment Banking division
Internal organisation, integration and establishment of global investment banking activities
(since March 21, 2007)

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr Stefan Schmittmann
Corporates & Commercial
Real Estate Financing division

Ronald Seilheimer
Markets & Investment Banking division
Markets

Matthias Sohler
Chief Operating Officer (COO)

Dr Wolfgang Sprissler
Board Spokesman

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Wealth Management division

Summary of Quarterly Financial Data

HVB Group (compliant with IFRS 5)

Operating performance (€ millions)	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	1,141	893	803	851	852
Net fees and commissions	487	397	371	447	538
Net trading, hedging and fair value income	350	95	191	185	297
Net other expenses/income	27	(7)	(4)	16	27
TOTAL REVENUES	**2,005**	**1,378**	**1,361**	**1,499**	**1,714**
Operating costs	(955)	(906)	(919)	(906)	(964)
OPERATING PROFIT	**1,050**	**472**	**442**	**593**	**750**
Provisions for risks and charges	(6)	(91)	(27)	(25)	(21)
Write-down on goodwill	0	0	0	0	0
Restructuring costs	0	(41)	(16)	(3)	0
Net write-downs of loans and provisions for guarantees and commitments	(209)	(295)	(226)	(202)	(210)
Net income from investments	270	(18)	551	49	89
Other non-operating expenses	0	(153)	0	0	0
PROFIT BEFORE TAX	**1,105**	**(126)**	**724**	**412**	**608**
Income tax for the period	(291)	500	(60)	(123)	(192)
NET PROFIT	**814**	**374**	**664**	**289**	**416**
Minorities	(21)	(38)	(14)	(27)	(24)
NET PROFIT OF HVB GROUP NEW	**793**	**336**	**650**	**262**	**392**
Profit after tax of discontinued operations	3,689	1,695	297	1,083	382
Minorities in profit of discontinued operations	0	(159)	(105)	(290)	(123)
NET PROFIT OF FULL HVB GROUP	**4,482**	**1,872**	**842**	**1,055**	**651**
Earnings per share (€)[1], HVB Group new	0.70	0.45	0.18	0.35	0.52

1 Q1 2007 figure adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations and for the gain on disposal of Indexchange; unadjusted earnings per share total €1.06
Q4 2006 figure adjusted for restructuring costs, special effect of write-downs of loans and provisions for guarantees and commitments, gains on disposal of Munich Re, valuation expenses for the announced disposal of a portfolio of non-strategic real estate, and other non-operating expenses; unadjusted earnings per share total €0.44
Q3 2006 figure adjusted for restructuring costs and the gain on disposal of the Activest companies; unadjusted earnings per share total €0.87
Q2 2006 figure adjusted for restructuring costs; unadjusted earnings per share total €0.35

HVB Group

	31/3/2007	31/12/2006	30/9/2006	30/6/2006	31/3/2006
Key indicators (%)					
Return on equity after taxes, adjusted[2]	20.8	10.5	9.7	12.1	14.3
Return on equity after taxes	31.6	15.3	16.1	12.0	14.3
Cost-income ratio (based on total revenues)	47.6	62.1	61.0	58.2	56.2
Balance sheet figures (€ billions)					
Total assets	362.9	508.0	495.1	486.8	498.2
Shareholders' equity	22.6	20.0	18.5	16.6	16.3
Key capital ratios compliant with German Banking Act (KWG)					
Core capital (€ billions)	21.3[3]	18.3	17.1	16.9	17.1
Risk-weighted assets (€ billions)	139.4	219.3	236.0	233.5	231.7
Core capital ratio (%)	15.3[3]	8.4	7.3	7.2	7.4
Share information					
Share price (€)	39.78	33.03	34.50	28.28	27.24
Market capitalisation (€ billions)	29.9	24.8	25.9	21.2	20.4
Employees	24,861[1]	50,659	60,881	62,716	62,696
Offices	788[1]	1,877	2,378	2,489	2,461

1 without discontinued operations
2 2007 figure adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations and for the gain on disposal of Indexchange
Figure at December 31, 2006 adjusted for restructuring costs, special effect of write-downs of loans and provisions for guarantees and commitments, gains on disposal of the Activest companies and Munich Re, valuation expenses for the announced disposal of a portfolio of non-strategic real estate, and other non-operating expenses
Figure at September 30, 2006 adjusted for restructuring costs and gains on disposal of the Activest companies
Figure at June 30, 2006 adjusted for restructuring costs
3 core capital and core capital ratio at March 31, 2007 including inflow to shareholders' equity arising from the disposal of discontinued operations

Financial Calendar

IMPORTANT DATES 2007

Publication of the 2006 annual results	March 22, 2007
Annual General Meeting of Shareholders	June 26 (27), 2007[1]
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 10, 2007
Second-quarter earnings	August 3, 2007
Third-quarter earnings	November 13, 2007

1 The Annual General Meeting of Shareholders has been convened for June 26, 2007 and also for June 27, 2007 as a precautionary measure in the event that it cannot be concluded on the first day.

Contacts

Should you have any questions about the annual report or our interim reports, please contact our Investor Relations' department by
calling +49 (0)89 378-25276,
faxing +49 (0)89 378-24083, or
e-mailing ir@hvb.com
You can call up important company announcements as soon as they have been published by visiting our website at www.hvb.com, where you can also register for our e-mail subscription service.

Internet

You can call up our annual and interim reports on our website:
www.hvb.com/annualreport
www.hvb.com/interimreport

Shareholder publications

Annual Report (English/German)
Interim reports (English/German)
for the first, second and third quarters
Sustainability Report
You can obtain .pdf files of all reports on our website:
www.hvb.com/annualreport
www.hvb.com/interimreport
www.hvb.com/sustainabilityreport

Ordering

To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by
calling +49 (0)89 89506075 or
faxing +49 (0)89 89506030.

HypoVereinsbank

Member of UniCredit Group

HypoVereinsbank

Member of UniCredit Group



Zwischenbericht zum 31. März 2007

Herausgeber:
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48
Layout: Mercurio S.r.L., Mailand
Satz: Layoutsatz 2000 GmbH & Co. KG, München
Druck: Druckerei Kriechbaumer
Druckfreigabe: 10.5.2007
Auslieferung: 16.5.2007
Printed in Germany

HypoVereinsbank

Member of UniCredit Group



Markus Prachensky, »Ohne Titel«, 1984, BA-CA Kunstsammlung.

Zwischenbericht zum 31. März 2007

Inhalt

Financial Highlights

	1.1.–31.3.2007[1]	1.1.–31.3.2006[1]
Kennzahlen		
Eigenkapitalrentabilität nach Steuern[2]	31,6%	14,3%
Eigenkapitalrentabilität nach Steuern bereinigt[2,3]	20,8%	14,3%
Eigenkapitalrentabilität vor Steuern[2]	44,0%	22,2%
Eigenkapitalrentabilität vor Steuern bereinigt[2,3]	31,6%	22,2%
Cost-Income-Ratio (gemessen an den operativen Erträgen)	47,6%	56,2%

Erfolgszahlen	1.1.–31.3.2007[1]	1.1.–31.3.2006[1]
Operatives Ergebnis	1 050 Mio €	750 Mio €
Ergebnis vor Steuern	1 105 Mio €	608 Mio €
Gewinn/Verlust	793 Mio €	392 Mio €
Ergebnis je Aktie	1,06 €	0,52 €
Ergebnis je Aktie bereinigt[3]	0,70 €	0,52 €

Bilanzzahlen	31.3.2007	31.12.2006[4]
Bilanzsumme	362,9 Mrd €	358,3 Mrd €
Bilanzielles Eigenkapital	22,6 Mrd €	21,9 Mrd €

Bankaufsichtsrechtliche Kennzahlen nach KWG	31.3.2007	31.12.2006[4]
Kernkapital (inklusive Eigenkapitalzufluss		
aus der Veräußerung aufgegebener Geschäftsbereiche)	21,3 Mrd €	21,6 Mrd €
Risikoaktiva	139,4 Mrd €	137,4 Mrd €
Kernkapitalquote (inklusive Eigenkapitalzufluss aus		
der Veräußerung aufgegebener Geschäftsbereiche)	15,3%	15,8%
	31.3.2007[1]	**31.12.2006[1]**
Mitarbeiter	24 861	25 738
Geschäftsstellen	788	785

1 ohne aufgegebene Geschäftsbereiche.
2 Eigenkapitalrentabilität bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva.
3 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange.
4 HVB Group neu: Pro forma Zahlen der fortgeführten Geschäftsbereiche.

AKTIE		1.1.–31.3.2007	2006
Börsenkurs:	Stichtag	39,78 €	33,03 €
	Höchststand	40,06 €	36,65 €
	Tiefststand	32,30 €	25,52 €
Börsenkapitalisierung Stichtag		29,9 Mrd €	24,8 Mrd €

Ratings

	LANGFRISTIG	KURZFRISTIG	AUSBLICK	ÖFFENTLICHE PFANDBRIEFE	HYPOTHEKEN-PFANDBRIEFE
Moody's	A2	P-1	stable	Aa1	Aa1
S & P	A	A-1	positive	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA

GESCHÄFTSVERLAUF UND ERGEBNISENTWICKLUNG DER HVB GROUP

Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar. Im Januar 2007 wurden bis auf die Filialen Vilnius und Tallinn alle bisher als aufgegebene Geschäftsbereiche definierten Gesellschaften bzw. Teilkonzerne (Bank Austria Creditanstalt-Gruppe, IMB, AS UniCredit Bank, Riga, HVB Bank Ukraine) übertragen und mit Wirkung zum 1. Januar 2007 entkonsolidiert.

In der Gewinn- und Verlustrechnung der HVB Group werden deshalb in 2007 gemäß IFRS 5 die operativen Ergebnisse der Filialen Vilnius und Tallinn sowie die Entkonsolidierungsgewinne der übertragenen Teilkonzerne bzw. Gesellschaften inklusive der entsprechenden Steuern und Fremdanteile erst nach dem Gewinn der HVB Group neu in separaten GuV-Positionen (Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche bzw. Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche) ausgewiesen. Die Vorjahresvergleichszahlen der genannten GuV-Positionen enthalten die Ergebnisse aus der Geschäftstätigkeit der übertragenen Gesellschaften.

Vom Gewinn nach Steuern und nach Abzug der Fremdanteile der HVB Group gesamt in Höhe von 4482 Mio € (Vorjahr 651 Mio €) entfallen – bedingt durch die Gewinne aus der Entkonsolidierung der BA-CA Gruppe, der IMB, der AS UniCredit Bank und der HVB Bank Ukraine – 3689 Mio € auf aufgegebene Geschäftsbereiche (Vorjahr 259 Mio €). Der Gewinn aus den fortgeführten Geschäftsbereichen (Gewinn der HVB Group neu) hat sich mit 793 Mio € gegenüber dem Vorjahreszeitraum mehr als verdoppelt.

Operatives Ergebnis

Das operative Ergebnis der HVB Group erhöhte sich gegenüber dem sehr erfolgreichen ersten Quartal 2006 um 40,0% auf 1050 Mio €. Der Anstieg des operativen Ergebnisses gegenüber dem Vorjahreszeitraum ist bei weiter reduzierten Kosten insbesondere auf die um 17,0% gestiegenen operativen Erträge zurückzuführen. Aus diesen Produktivitätssteigerungen resultiert eine um 8,6%-Punkte auf 47,6% deutlich verbesserte Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen). Mit dieser guten operativen Performance konnten wir im ersten Quartal 2007 die im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2006 (Geschäftsbericht 2006 Seite 68) erwähnten ambitionierten Ziele einer spürbaren Verbesserung der operativen Erträge bei nur leicht ansteigenden Verwaltungsaufwendungen und damit einer Verbesserung der Cost-Income-Ratio gut erreichen.

Zinsüberschuss

Der starke Anstieg beim originären Zinsüberschuss gegenüber dem Vorjahr von rund ein Drittel auf 1074 Mio € steht auch im Zusammenhang mit dem Mittelzufluss aus den Veräußerungen der aufgegebenen Geschäftsbereiche. Hier wirken sich neben dem Zufluss der vertraglich vereinbarten Kaufpreisverzinsung für den Zeitraum seit der außerordentlichen Hauptversammlung im Oktober 2006 und der Anlage der Veräußerungsgewinne auch der Wegfall der Refinanzierungsaufwendungen im Vergleich zum Vorjahr deutlich begünstigend aus.

Die durchschnittlichen Risikoaktiva (KWG) verminderten sich gegenüber dem ersten Quartal 2006 um 6,6% im Einklang mit unserer Volumensabbaustrategie. Die negativen Auswirkungen aus dem starken Volumensabbau im Gesamtjahr 2006 wurden durch die beschriebenen Liquiditätsvorteile aus der Veräußerung der aufgegebenen Geschäftsbereiche überkompensiert.

Die Zinserträge aus Dividenden und ähnliche Erträge aus Kapitalinvestitionen erhöhten sich um 19 Mio € auf 67 Mio € infolge gestiegener Ausschüttungen aus Private Equity Fonds.

Provisionsüberschuss

Der Rückgang des Provisionsüberschusses gegenüber dem Vorjahr ist im Wesentlichen auf den Verkauf der Activest Gesellschaften zum Halbjahr 2006 und der Veräußerung der Nordinvest und Indexchange im Januar 2007 zurückzuführen. Bereinigt um Währungs und Konsolidierungseffekte haben wir den überdurchschnittlich hohen Vorjahreswert fast erreicht (– 1,1% gegenüber Vorjahr). Zu dem guten Wert des ersten Quartals 2007 haben auch in diesem Jahr der erfolgreiche Absatz von innovativen Anlageprodukten, wie zum Beispiel »HVB 6% Zins Ass« und »HVB Best of Fonds Zertifikate« sowie der »KombiAnlage plus« beigetragen. Dabei wurde das hervorragende Provisionsergebnis aus dem Wertpapier- und Depotgeschäft des ersten Quartals 2006 wieder erreicht (bereinigt um Währungs- und Konsolidierungseffekte). Daneben reduzierten sich die Dienstleistungsbeiträge aus dem Kreditgeschäft um 10%, während das sonstige Dienstleistungsgeschäft um rund ein Viertel stieg.

Handelsergebnis

Das Handelsergebnis erreichte mit einem Quartalsergebnis von 350 Mio € das bisher höchste Ergebnis der Unternehmensgeschichte und konnte damit das bereits außergewöhnlich gute Ergebnis des ersten Quartals 2006 nochmals um 53 Mio € übertreffen. In einem sehr freundlichen Kapitalmarktumfeld trug insbesondere der Anstieg

Financial Highlights

	1.1.–31.3.2007[1]	1.1.–31.3.2006[1]
Kennzahlen		
Eigenkapitalrentabilität nach Steuern[2]	31,6%	14,3%
Eigenkapitalrentabilität nach Steuern bereinigt[2,3]	20,8%	14,3%
Eigenkapitalrentabilität vor Steuern[2]	44,0%	22,2%
Eigenkapitalrentabilität vor Steuern bereinigt[2,3]	31,6%	22,2%
Cost-Income-Ratio (gemessen an den operativen Erträgen)	47,6%	56,2%

Erfolgszahlen	1.1.–31.3.2007[1]	1.1.–31.3.2006[1]
Operatives Ergebnis	1 050 Mio €	750 Mio €
Ergebnis vor Steuern	1 105 Mio €	608 Mio €
Gewinn/Verlust	793 Mio €	392 Mio €
Ergebnis je Aktie	1,06 €	0,52 €
Ergebnis je Aktie bereinigt[3]	0,70 €	0,52 €

Bilanzzahlen	31.3.2007	31.12.2006[4]
Bilanzsumme	362,9 Mrd €	358,3 Mrd €
Bilanzielles Eigenkapital	22,6 Mrd €	21,9 Mrd €

Bankaufsichtsrechtliche Kennzahlen nach KWG	31.3.2007	31.12.2006[4]
Kernkapital (inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche)	21,3 Mrd €	21,6 Mrd €
Risikoaktiva	139,4 Mrd €	137,4 Mrd €
Kernkapitalquote (inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche)	15,3%	15,8%
	31.3.2007[1]	31.12.2006[1]
Mitarbeiter	24 861	25 738
Geschäftsstellen	788	785

1 ohne aufgegebene Geschäftsbereiche.
2 Eigenkapitalrentabilität bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva.
3 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange.
4 HVB Group neu: Pro forma Zahlen der fortgeführten Geschäftsbereiche.

AKTIE		1.1.–31.3.2007	2006
Börsenkurs:	Stichtag	39,78 €	33,03 €
	Höchststand	40,06 €	36,65 €
	Tiefststand	32,30 €	25,52 €
Börsenkapitalisierung Stichtag		29,9 Mrd €	24,8 Mrd €

Ratings

	LANGFRISTIG	KURZFRISTIG	AUSBLICK	ÖFFENTLICHE PFANDBRIEFE	HYPOTHEKEN-PFANDBRIEFE
Moody's	A2	P-1	stable	Aa1	Aa1
S & P	A	A-1	positive	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA

Lageberícht

DIE ERSTE WAHRE EUROPÄISCHE BANK IST REALITÄT

Formaler Integrationsprozess kurz vor dem Abschluss

Im März hat die UniCredit Gruppe mitgeteilt, dass sie den gruppenweiten Integrationsprozess deutlich früher als geplant abschließen konnte. Eine führende, dynamische Kraft im europäischen Bankensektor ist Realität geworden. Die HypoVereinsbank kann ihre Ressourcen nun voll auf ihr Kundengeschäft und den Ausbau ihrer Marktposition in Deutschland sowie die Investment Banking Aktivitäten konzentrieren.

Seit dem Vollzug des Zusammenschlusses im November 2005 wurden mit Unterstützung des Integration Office konzernweit einheitliche Management- und Steuerungsstrukturen in der UniCredit Gruppe mit durchgängigen Prozessen, gemeinsamen Plattformen und Produktfabriken aufgebaut. Bei der HypoVereinsbank erfolgte dies im Laufe des Jahres 2006, womit wir alle notwendigen Voraussetzungen für die Realisierung von Synergien und einer nachhaltigen Erhöhung unserer Wertschöpfungskraft geschaffen haben. Das Integration Office wird im Mai 2007 geschlossen. Die noch ausstehenden Integrationsaktivitäten werden in der HypoVereinsbank von den zuständigen Divisionen direkt umgesetzt.

Wesentliche Schritte zur Neuordnung der Organisationsstruktur umgesetzt

Im ersten Quartal hat die HypoVereinsbank ihre strategische Neuausrichtung weiter vorangetrieben und dabei wesentliche Meilensteine erreicht. Nach Zustimmung unserer Aktionäre auf der außerordentlichen Hauptversammlung am 25. Oktober des vergangenen Jahres erfolgte im ersten Quartal diesen Jahres die Übertragung der Anteile der Bank Austria Creditanstalt, der International Moscow Bank und der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) sowie der HVB Bank Ukraine.

Ende März haben der Verwaltungsrat der UniCredit Banca Mobiliare (UBM) sowie der Vorstand und der Aufsichtsrat der HypoVereinsbank die Einbringung des Investment Banking Geschäfts der UBM gegen Ausgabe von 51 684 532 neuer Stammaktien der HVB genehmigt. Der Transfer wurde am 1. April 2007 wirksam. Nach Vollzug der Kapitalerhöhung ist UniCredit direkt und indirekt mit 95,4% am Aktienkapital der HVB beteiligt. Die Transaktion stellt den ersten Schritt dar, das Kompetenzzentrum für die Investment Banking Aktivitäten der gesamten UniCredit Gruppe nicht nur virtuell, sondern auch formal-rechtlich bei der HypoVereinsbank anzusiedeln. Gleichzeitig wird damit unsere Stellung als eine der führenden europäischen Investmentbanken gestärkt.

In diesem Zusammenhang hat der Aufsichtsrat der HypoVereinsbank mit Wirkung vom 21. März 2007 Stefan Ermisch, Chief Operating Officer der Markets & Investment Banking Division der UniCredit Group, als neues Vorstandsmitglied der HVB AG bestellt. Er wird neben seiner divisionalen Funktion bei UniCredit vor allem für die Organisation und Integration der globalen Investment Banking Aktivitäten der UniCredit Gruppe in der HVB AG verantwortlich sein. Mit der Berufung von Stefan Ermisch tragen wir der steigenden Bedeutung des Investment Bankings in der HVB Rechnung.

An dieser Stelle möchten wir uns ausdrücklich bei unseren Mitarbeitern und deren Vertretungen bedanken. Ihre Bereitschaft Veränderungen mitzutragen und gleichzeitig engagiert den geschäftlichen Erfolg zu gestalten, ist die Basis für unsere positive Entwicklung. Dies gibt uns allen das notwendige Selbstvertrauen, mit dem wir auch die Zukunft erfolgreich meistern werden.

UniCredit kündigt Squeeze-out bei der HypoVereinsbank an

Am 23. Januar 2007 hatte UniCredit bekanntgegeben, die Anteile der Minderheitsaktionäre der HypoVereinsbank erwerben zu wollen. Angesichts des erfolgreich und schneller als geplant verlaufenden Integrationsprozesses sieht der Vorstand der HypoVereinsbank in dem angekündigten Squeeze-out einen konsequenten Schritt. Mit diesem Schritt zielt UniCredit auf eine Vereinfachung der operativen Prozesse bei der HypoVereinsbank, um die Reaktionsgeschwindigkeit auf Marktveränderungen weiter zu erhöhen. UniCredit erhöht ihr finanzielles Commitment im deutschen Markt und stärkt dadurch die Rolle der HypoVereinsbank innerhalb der Gruppe. Die Aktionäre der HypoVereinsbank sollen auf der Hauptversammlung Ende Juni über den Squeeze-out entscheiden.

Gesamtwirtschaftliche Lage und Branchenentwicklung

Makroökonomische Lage

Die Weltwirtschaft zeigte sich im ersten Quartal 2007 erneut recht wachstumsstark. Allerdings hat ein globaler Anpassungsprozess bereits eingesetzt. So deuten erste Frühindikatoren auf eine Verlangsamung des Konjunkturzyklusses in den USA hin. Grund hierfür ist die während des gesamten letzten Jahres zu beobachtende Abkühlung am US-Immobilienmarkt, die einen Rückgang der Ausgaben für langlebige Güter (einschließlich Pkw) zur Folge hatte und dadurch auch das Verarbeitende Gewerbe belastete. Tatsächlich ist das US-Wachstum seit dem zweiten Halbjahr 2006 auf rund 2–2,5% geschrumpft. Eine Beschleunigung ist anhand der vorläufigen Zahlen für das erste Quartal 2007 bislang nicht erkennbar. Trotz der weiterhin positiven Daten vom Arbeitsmarkt, spiegelt das Gesamtbild für die US-Wirtschaft ein nur moderates Wachstum wider.

Im Gegensatz dazu scheint der Euroraum in den letzten Monaten auf dem besten Weg, bezüglich des Wirtschaftswachstums zum Spitzenreiter aufzusteigen. Trotz einiger heterogener Entwicklungen sind die Gesamtzahlen weiterhin positiv, während die Stimmungsindikatoren im Trend nach oben weisen oder sich auf einem sehr hohen Niveau eingependelt haben.

Dabei stieg der Euro bis auf 1,36 US-Dollar (Stand: 18. April). Das uneinheitliche Wachstumstempo der Volkswirtschaften im Euroraum beeinflusst auch die Anleihemärkte. Hier haben sich die Renditespreads mittlerweile bis auf rund 50 Basispunkte verengt. Die Kurse an den Aktienmärkten gingen Ende Februar überraschend auf Talfahrt. Auslöser waren zum einen die massiven Verkaufswellen an den überhitzten Märkten in Asien, die eine Neubewertung der Risiken erforderlich machten, und zum anderen die Krise bei stärker risikobehafteten US-Hypothekenfinanzierungen im Subprime-Segment, die einige Finanzinstitute in ernste Schwierigkeiten brachte. Danach setzte sich der positive Trend an den Märkten aber wieder fort, auch wenn die Performance im Euroraum deutlich besser ausfiel als in den USA.

In Deutschland haben sich die Ängste vor einer durch die Mehrwertsteuererhöhung bedingten wirtschaftlichen Beeinträchtigung angesichts der aktuellen Zahlen teilweise wieder gelegt. Zwar verzeichnete der Einzelhandel im Januar und Februar 2007 einen Umsatzrückgang, doch die Industrieproduktion konnte zulegen, und auch das Verbrauchervertrauen steigt weiter an. Insofern sollte sich die Delle im privaten Konsum auf das erste Quartal 2007 beschränken. Alle anderen Indikatoren, einschließlich der Arbeitsmarktindikatoren, deuten darauf hin, dass die Konjunktur stabil bleibt und weiterhin ein erhebliches Wachstumstempo zu erwarten ist.

Branchenentwicklung in Deutschland

Trotz des anhaltend kräftigen Wirtschaftswachstums haben sich die wichtigsten Rentabilitätstreiber für den Bankensektor in den ersten Monaten des Jahres 2007 leicht abgeschwächt. Während sich die Kreditausreichung an inländische Nichtbanken über den Zeitraum eines Jahres kontinuierlich erhöhte, stagnierte die Kreditvergabe in den ersten Monaten 2007. Dies betraf jedoch hauptsächlich den staatlichen Sektor und Selbstständige, während die übrigen Nichtbanken weiterhin ein stabiles Wachstum verzeichneten. Die kurzfristige Kurskorrrektur am deutschen Aktienmarkt Ende Februar 2007 wurde jedoch durch den jüngsten Kursanstieg überkompensiert und stellte zum Ende des ersten Quartals keine wesentliche Beeinträchtigung für die Investmentfondsbranche dar. Wir rechnen insgesamt nach wie vor mit guten Ergebnissen für das erste Quartal 2007 und halten an unserem positiven Szenario für das Gesamtjahr fest.

GESCHÄFTSVERLAUF UND ERGEBNISENTWICKLUNG DER HVB GROUP

Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar. Im Januar 2007 wurden bis auf die Filialen Vilnius und Tallinn alle bisher als aufgegebene Geschäftsbereiche definierten Gesellschaften bzw. Teilkonzerne (Bank Austria Creditanstalt-Gruppe, IMB, AS UniCredit Bank, Riga, HVB Bank Ukraine) übertragen und mit Wirkung zum 1. Januar 2007 entkonsolidiert.

In der Gewinn- und Verlustrechnung der HVB Group werden deshalb in 2007 gemäß IFRS 5 die operativen Ergebnisse der Filialen Vilnius und Tallinn sowie die Entkonsolidierungsgewinne der übertragenen Teilkonzerne bzw. Gesellschaften inklusive der entsprechenden Steuern und Fremdanteile erst nach dem Gewinn der HVB Group neu in separaten GuV-Positionen (Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche bzw. Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche) ausgewiesen. Die Vorjahresvergleichszahlen der genannten GuV-Positionen enthalten die Ergebnisse aus der Geschäftstätigkeit der übertragenen Gesellschaften.

Vom Gewinn nach Steuern und nach Abzug der Fremdanteile der HVB Group gesamt in Höhe von 4482 Mio € (Vorjahr 651 Mio €) entfallen – bedingt durch die Gewinne aus der Entkonsolidierung der BA-CA Gruppe, der IMB, der AS UniCredit Bank und der HVB Bank Ukraine – 3689 Mio € auf aufgegebene Geschäftsbereiche (Vorjahr 259 Mio €). Der Gewinn aus den fortgeführten Geschäftsbereichen (Gewinn der HVB Group neu) hat sich mit 793 Mio € gegenüber dem Vorjahreszeitraum mehr als verdoppelt.

Operatives Ergebnis

Das operative Ergebnis der HVB Group erhöhte sich gegenüber dem sehr erfolgreichen ersten Quartal 2006 um 40,0% auf 1050 Mio €. Der Anstieg des operativen Ergebnisses gegenüber dem Vorjahreszeitraum ist bei weiter reduzierten Kosten insbesondere auf die um 17,0% gestiegenen operativen Erträge zurückzuführen. Aus diesen Produktivitätssteigerungen resultiert eine um 8,6%-Punkte auf 47,6% deutlich verbesserte Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen). Mit dieser guten operativen Performance konnten wir im ersten Quartal 2007 die im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2006 (Geschäftsbericht 2006 Seite 68) erwähnten ambitionierten Ziele einer spürbaren Verbesserung der operativen Erträge bei nur leicht ansteigenden Verwaltungsaufwendungen und damit einer Verbesserung der Cost-Income-Ratio gut erreichen.

Zinsüberschuss

Der starke Anstieg beim originären Zinsüberschuss gegenüber dem Vorjahr von rund ein Drittel auf 1074 Mio € steht auch im Zusammenhang mit dem Mittelzufluss aus den Veräußerungen der aufgegebenen Geschäftsbereiche. Hier wirken sich neben dem Zufluss der vertraglich vereinbarten Kaufpreisverzinsung für den Zeitraum seit der außerordentlichen Hauptversammlung im Oktober 2006 und der Anlage der Veräußerungsgewinne auch der Wegfall der Refinanzierungsaufwendungen im Vergleich zum Vorjahr deutlich begünstigend aus.

Die durchschnittlichen Risikoaktiva (KWG) verminderten sich gegenüber dem ersten Quartal 2006 um 6,6% im Einklang mit unserer Volumensabbaustrategie. Die negativen Auswirkungen aus dem starken Volumensabbau im Gesamtjahr 2006 wurden durch die beschriebenen Liquiditätsvorteile aus der Veräußerung der aufgegebenen Geschäftsbereiche überkompensiert.

Die Zinserträge aus Dividenden und ähnliche Erträge aus Kapitalinvestitionen erhöhten sich um 19 Mio € auf 67 Mio € infolge gestiegener Ausschüttungen aus Private Equity Fonds.

Provisionsüberschuss

Der Rückgang des Provisionsüberschusses gegenüber dem Vorjahr ist im Wesentlichen auf den Verkauf der Activest Gesellschaften zum Halbjahr 2006 und der Veräußerung der Nordinvest und Indexchange im Januar 2007 zurückzuführen. Bereinigt um Währungs und Konsolidierungseffekte haben wir den überdurchschnittlich hohen Vorjahreswert fast erreicht (– 1,1% gegenüber Vorjahr). Zu dem guten Wert des ersten Quartals 2007 haben auch in diesem Jahr der erfolgreiche Absatz von innovativen Anlageprodukten, wie zum Beispiel »HVB 6% Zins Ass« und »HVB Best of Fonds Zertifikate« sowie der »KombiAnlage plus« beigetragen. Dabei wurde das hervorragende Provisionsergebnis aus dem Wertpapier- und Depotgeschäft des ersten Quartals 2006 wieder erreicht (bereinigt um Währungs- und Konsolidierungseffekte). Daneben reduzierten sich die Dienstleistungsbeiträge aus dem Kreditgeschäft um 10%, während das sonstige Dienstleistungsgeschäft um rund ein Viertel stieg.

Handelsergebnis

Das Handelsergebnis erreichte mit einem Quartalsergebnis von 350 Mio € das bisher höchste Ergebnis der Unternehmensgeschichte und konnte damit das bereits außergewöhnlich gute Ergebnis des ersten Quartals 2006 nochmals um 53 Mio € übertreffen. In einem sehr freundlichen Kapitalmarktumfeld trug insbesondere der Anstieg

der kursbezogenen Geschäfte um 31,8% bei. Ferner weisen wir im Handelsergebnis seit Jahresende 2006 erstmals Realisierungserfolge aus Private Equity aus. Diese belaufen sich auf 46 Mio € im ersten Quartal 2007 (im März 2006 waren diese noch im Finanzanlageergebnis enthalten).

Sonstige Aufwendungen und Erträge
Der Saldo der Sonstigen Aufwendungen und Erträge blieb mit 27 Mio € gegenüber dem ersten Quartal 2006 unverändert.

Verwaltungsaufwand
Die Verwaltungsaufwendungen der HVB Group neu reduzierten sich gegenüber dem Vorjahr um 0,9% auf 955 Mio €. Dabei blieben die Personalaufwendungen und die Anderen Verwaltungsaufwendungen stabil, während sich die Abschreibungen auf Sachanlagen und Immaterielle Vermögensgegenstände um 14,7% reduzierten. Aufwandsmindernd wirkten sich insgesamt neben dem strikten Kostenmanagement auch die Entkonsolidierung der Activestgesellschaften sowie weiterer Gesellschaften (z. B. Nordinvest, Indexchange) aus, die im Rahmen der Neuausrichtung der Bank aus dem Konsolidierungskreis ausgeschieden sind. Bereinigt um Konsolidierungs- und Währungseffekte hätte sich der gesamte Verwaltungsaufwand leicht um 3,6% erhöht. Die Zunahme resultiert im Wesentlichen aus gestiegenen Aufwendungen für erfolgsabhängige Bonuszahlungen sowie aus dem Effekt aus der Erhöhung der Mehrwertsteuer auf 19%.

Kreditrisikovorsorge
Die Kreditrisikovorsorge liegt Ende März 2007 mit 209 Mio € auf dem Niveau des entsprechenden Vorjahreszeitraums (210 Mio €).

Finanzanlageergebnis
Das Finanzanlageergebnis belief sich im ersten Quartal 2007 auf 270 Mio €. Hierin enthalten sind Veräußerungsgewinne aus dem Verkauf der Indexchange Investment AG an die Barclays Bank plc in Höhe von 218 Mio € und der Norddeutsche Investment-Gesellschaft mbH (Nordinvest) an die Pioneer Gruppe in Höhe von 47 Mio €. Im Finanzanlageergebnis des ersten Quartals 2006 in Höhe von 89 Mio € vereinnahmten wir den Gewinn aus der Reduzierung des Anteilsbesitzes an Babcock & Brown Limited (55 Mio €).

Ergebnis vor Steuern
Das Ergebnis vor Steuern, das auch die Zuführungen zu Rückstellungen in Höhe von 6 Mio € (Vorjahresquartal 21 Mio €) enthält, liegt mit 1 105 Mio € um 81,7% über dem Vorjahreswert (608 Mio €). Auch ohne den begünstigenden Effekt aus der Kaufpreisverzinsung bezüglich der Veräußerung aufgegebener Geschäftsbereiche (93 Mio €) und den Veräußerungsgewinn Indexchange in Höhe von 218 Mio € hätte sich das Ergebnis vor Steuern mit einem bereinigten Wert von 794 Mio € gegenüber dem Vorjahreszeitraum um fast ein Drittel erhöht.

Fremdanteile am Ergebnis und Gewinn
Vom Ergebnis nach Steuern in Höhe von 814 Mio € entfallen 21 Mio € auf Anteile Konzernfremder. Nach Abzug der Fremdanteile am Ergebnis erwirtschafteten wir einen Gewinn in Höhe von 793 Mio €, der mehr als das Doppelte des Gewinns des gleichen Vorjahreszeitraums beträgt. Auch bereinigt um die Einmaleffekte aus der Kaufpreisverzinsung und dem Verkauf der Indexchange konnten wir mit 522 Mio € den Vorjahresgewinn um ein Drittel verbessern.

Die Eigenkapitalrentabilität der HVB Group neu haben wir an die bei der UniCredit-Gruppe übliche Definition angepasst und geben damit die Kennzahl bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva als eine rein ökonomische Betrachtungsweise künftig in unserer Finanzkommunikation an. Für das erste Quartal 2007 ergibt sich nach dieser Definition eine Eigenkapitalrentabilität nach Steuern in Höhe von 31,6% und vor Steuern von 44,0%. Auch bereinigt um die oben erwähnten Einmaleffekte liegen Kennzahlenwerte nach Steuern mit 20,8% und vor Steuern mit 31,6% deutlich über den Werten des ersten Quartals 2006 (31. März 2006: Eigenkapitalrentabilität nach Steuern 14,3% und Eigenkapitalrentabilität vor Steuern 22,2%).

Entwicklung in den einzelnen Divisionen
Zum Ergebnis vor Steuern der HVB Group neu in Höhe von 1 105 Mio € haben die Divisionen

Privat- und Geschäftskunden	50 Mio €
Wealth Management	48 Mio €
Firmen- & Kommerzielle Immobilienkunden	183 Mio €
Markets & Investment Banking (inklusive Veräußerungsgewinn Indexchange in Höhe von 218 Mio €)	759 Mio €
Sonstige/Konsolidierung	65 Mio €

beigetragen.

Die Erfolgsrechnungen der einzelnen Segmente sowie die Erläuterungen zur wirtschaftlichen Entwicklung in den einzelnen Segmenten haben wir in der Note 1 »Segmentberichterstattung« erläutert. Die Inhalte und Zielsetzungen der einzelnen Divisionen sind im Geschäftsbericht 2006 in der Note 21 »Erläuterungen zur Segmentberichterstattung nach Divisionen« (Seiten 125–128) ausführlich beschrieben.

VERMÖGENS- UND FINANZLAGE DER HVB GROUP

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich zum 31. März 2007 auf 362,9 Mrd €. Im Vergleich zum Jahresende 2006 bedeutet dies einen Rückgang in Höhe von 145,2 Mrd € bzw. 28,6%. Dabei ermäßigte sich auf der Aktivseite die Position »Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen« um 164,1 Mrd €. Dieser starke Rückgang ergibt sich aus der im ersten Quartal 2007 durchgeführten Veräußerung der wesentlichen in dieser Position per 31. Dezember 2006 noch enthaltenen Gesellschaften bzw. Vermögenswerte. Es handelt sich hierbei um die als aufgegebene Geschäftsbereiche definierten Bank Austria Creditanstalt-Gruppe, IMB, AS UniCredit Bank, Riga und HVB Bank Ukraine sowie um die zum Jahresende 2006 noch als zur Veräußerung gehaltenen langfristigen Vermögenswerte oder Veräußerungsgruppen klassifizierten Gesellschaften Indexchange, HVB Payment & Services und Nordinvest sowie um ein nicht strategisches Immobilienportfolio.

Dagegen erhöhten sich auf der Aktivseite im Wesentlichen die Forderungen an Kreditinstitute um 8,3 Mrd €, die Forderungen an Kunden um 6,1 Mrd €, die Handelsaktiva um 3,0 Mrd € und die Barreserve um 1,5 Mrd €.

Das Kreditvolumen erhöhte sich gegenüber dem Vorjahr um 5,1 Mrd €. Dabei stiegen die Kredite und Darlehen an Kunden um 2,5 Mrd €, Kredite und Darlehen an Kreditinstitute um 1,6 Mrd € und Eventualverbindlichkeiten um 1,0 Mrd €.

Analog zur Aktivseite geht der Rückgang der Bilanzsumme auf der Passivseite vor allem auf die Entkonsolidierung der in der Position »Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräusserung gehaltener Veräußerungsgruppen« enthaltenen Gesellschaften und Aktivitäten zurück. Die Position »Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltene Veräußerungsgruppen« reduzierte sich um 151,6 Mrd €.

Ebenfalls rückläufig waren die Verbindlichkeiten gegenüber Kreditinstituten (–13,6 Mrd €) und die Verbrieften Verbindlichkeiten (–1,4 Mrd €), während die Verbindlichkeiten gegnüber Kunden (+7,4 Mrd €) und die Handelspassiva (+10,9 Mrd €) deutlich zulegen konnten.

Der Anstieg des Eigenkapitals um 2,7 Mrd € auf 22,6 Mrd € geht in erster Linie auf den Bilanzgewinn in Höhe von fast 4,5 Mrd € zurück, der vor allem von den Veräußerungsgewinnen aufgegebener Geschäftsbereiche in Höhe von 3,7 Mrd € geprägt ist; ebenfalls wegen der Entkonsolidierung der als aufgegebene Geschäftsbereiche definierten Gesellschaften und Teilkonzerne reduzierten sich die Anteile im Fremdbesitz um 2,4 Mrd €. Außerdem erhöhten sich die Anderen Rücklagen um 0,9 Mrd €, während sich die AfS-Rücklage um 0,3 Mrd € ermäßigte.

Risikoaktiva, Kapitalquoten und Liquidität der HVB Group

Die Risikoaktiva gemäß KWG (ohne Marktrisiken) verringerten sich gegenüber dem Vorjahresultimo 2006 um rund 80 Mrd € auf 139,4 Mrd €. Ausschlaggebend hierfür war unter anderem die Entkonsolidierung der als aufgegebene Geschäftsbereiche definierten Bank Austria Gruppe und ihrer Tochterunternehmen und der Closed Joint Stock Company International Moscow Bank. Die Marktrisikopositionen zum Quartalsstichtag betrugen 673 Mio €. Der Vorjahresultimowert für die Risikoaktiva nach KWG belief sich auf 137,4 Mrd €.

Das Kernkapital der HVB Group gemäß KWG belief sich zum Quartalsstichtag auf 14,8 Mrd €, die Eigenmittel auf 21,7 Mrd €. Damit ergibt sich eine Kernkapitalquote (exklusive Marktrisikopositionen) in Höhe von 10,6% und eine Eigenmittelquote von 14,7%. Bei zusätzlicher Berücksichtigung von Marktrisikopositionen in der Kernkapitalquote belief sich diese auf 10,0%. Auf Basis einer pro forma Rechnung, das heißt inklusive des Eigenkapitalzuflusses aus der Veräußerung aufgegebener Geschäftsbereiche, errechnet sich eine Kernkapitalquote von 15,3% sowie eine Kernkapitalquote inklusive Marktrisikopositionen von 14,4%.

Die Liquidität eines Kreditinstitutes wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert für das erste Quartal 2007 auf durchschnittlich 1,2 (Jahresdurchschnitt 2006: 1,2).

SONSTIGE ANGABEN

IFRS-Grundlagen

Der vorliegende Zwischenbericht ist nach den Vorschriften der International Financial Reporting Standards (IFRS) aufgestellt und entspricht dem für die Zwischenberichterstattung herausgegebenen IAS 34. Gleichzeitig deckt der vorliegende nach IFRS aufgestellte Zwischenbericht die seit dem Geschäftsjahr 2007 bestehenden Anforderungen zur unterjährigen Finanzberichterstattung von kapitalmarktorientierten Unternehmen ab, welche im Wertpapierhandelsgesetz (WpHG) als Folge der Umsetzung der EU-Transparenzrichtlinie entstanden sind.

Nachfolgend sind die im Geschäftsjahr 2007 erstmals anzuwendenden Änderungen der Standards dargestellt, die unsere Bank grundsätzlich betreffen:
Durch den ab 1. Januar 2007 verpflichtend anzuwendenden IFRS 7 »Angaben zu Finanzinstrumente« wird der Ausweis von Finanzinstrumenten geändert. IFRS 7 ersetzt IAS 30 vollständig und IAS 32 teilweise.

Dabei sind unter anderem die Bilanzangaben und Erfolgsbeiträge der Finanzinstrumente nach den IAS 39-Bewertungskategorien getrennt darzustellen. Dies haben wir in den entsprechenden Notesangaben zur Bilanz und GuV vorgenommen.

Aus dem im Geschäftsjahr 2007 erstmals anzuwendenden Interpretationen IFRIC 7, 8, 9 und 10 ergeben sich keine wesentlichen Auswirkungen auf die Bilanzierung und Bewertung.

Bezüglich der sonstigen Bilanzierungs- und Bewertungsmethoden siehe Geschäftsbericht 2006 der HVB Group, Seiten 115 ff.

Segmentberichterstattung

In der Segmentberichterstattung wurden im Geschäftsjahr 2006 bei den mehrdivisionalen Gesellschaften die Divisionen mit 7% Kernkapital, bezogen auf die Risikoaktiva und 50% Kernkapital auf die zu unterlegenden Marktrisiken nach KWG ausgestattet. Der Prozentsatz für die Veranlagung des zugeordneten Eigenkapitals in den mehrdivisionalen Gesellschaften (HVB AG, HVB Banque Luxembourg) lag im Geschäftsjahr 2006 bei 3,4%. Dieser Satz entspricht dem 3-Monats-EURIBOR mit einem Aufschlag in Höhe des durchschnittlichen 5-Jahres UniCredit Credit Spreads und wird im Rahmen des Budgetierungsprozesses jeweils für ein Jahr festgelegt. Im Zusammenhang mit den neuen Festlegungen für das Geschäftsjahr 2007 veränderte sich der Prozentsatz von 3,4% auf 3,8%. Ferner wurde die oben beschriebene bisherige einheitliche Eigenkapitalallokation der Divisionen bei mehrdivisionalen Gesellschaften auf jeweils individuelle Kernkapitalbindungen je Division umgestellt. Beide Änderungen haben per saldo keine materiell bedeutenden Auswirkungen. Deshalb wurde auf ein Restatment der Vorperioden verzichtet.

Änderungen des Konsolidierungskreises

Aus dem Konsolidierungskreis der HVB Group sind folgende Gesellschaften ausgeschieden:
- Indexchange Investment AG (Indexchange), München
- Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg
- HVB Payments & Services GmbH (PAS), Aschheim

Neu in den Konsolidierungskreis aufgenommen wurden unter anderem:
- PlanetHome AG, München
- PlanetHome GmbH, Mannheim
- Enderlein & Co. GmbH, Bielefeld.

Die Indexchange wurde am 8. Februar 2007 an die Barclays Bank PLC zu einem Preis von rund 240 Mio € verkauft. Die Nordinvest wurde am 31. Januar 2007 im Rahmen der Bündelung der Asset-Management Aktivitäten in der UniCredit Gruppe an die Pioneer Global Asset Management S.p.A. übertragen. Die PAS wurde mit Wirkung zum 1. Januar 2007 an die Postbank verkauft.

Beim Vergleich der Ergebnisse mit dem ersten Quartal 2006 wirken sich auch jene Gesellschaften aus, die im Geschäftsjahr 2006 nach dem 31. März 2006 entkonsolidiert wurden. Im Wesentlichen sind dies die Activest Investmentgesellschaft mbH, die Activest Investmentgesellschaft Luxembourg S.A. und die Westfalenbank Bochum.

Darüber hinaus wurden folgende Gesellschaften, die per 31. Dezember 2006 noch in der Position aufgegebener Geschäftsbereich geführt wurden, gemäß Beschluss der außerordentlichen Hauptversammlung vom 25. Oktober 2006 verkauft und rückwirkend zum 1. Januar 2007 entkonsolidiert:
- der Anteil der HVB AG an der BA-CA in Höhe von 77,53% an die UniCredit,
- die 100%-ige Beteiligung der HVB AG an der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die BA-CA einschließlich der im August 2006 von der HVB gezeichneten Kapitalerhöhung der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga),
- die Beteiligung der HVB AG an der IMB in Höhe von 70,26% zuzüglich der Optionen auf weitere 2,79% an der IMB an die BA-CA sowie
- die 100%-ige Beteiligung der HVB AG an der HVB Bank Ukraine an die UniCredit.

Somit sind in der Gewinn- und Verlustrechnung in der Position aufgegebene Geschäftsbereiche lediglich noch die Geschäftsergebnisse der Filialen Tallinn, Estland, und Vilnius, Litauen, enthalten sowie die Veräußerungsgewinne der oben aufgelisteten verkauften Gesellschaften.

Ereignisse nach dem 31. März 2007

Der Verwaltungsrat der UBM und der Vorstand sowie der Aufsichtsrat der HVB haben am 30. März 2007 die Einbringung des Investment Banking Geschäfts der UBM in die HVB (Niederlassung Mailand) gegen Ausgabe von 51 684 532 neuer Stammaktien der HVB genehmigt. Der Transfer wurde am 1. April 2007 wirksam. Nach Vollzug der Kapitalerhöhung ist die UniCredit direkt und indirekt mit 95,4% am Aktienkapital der HVB beteiligt. Die Transaktion stellt den ersten Schritt dar, das Kompetenzzentrum für die Investment Banking Aktivitäten des Konzerns nicht nur virtuell sondern auch formal-rechtlich bei der HVB anzusiedeln. Das von der UBM zur HVB übertragene Geschäft umfasst laut Jahresabschluss 2006 ein Gesamtvermögen von circa 66 Mrd € und Erträge in Höhe von circa 470 Mio €.

AUSBLICK

Gesamtwirtschaftliche Entwicklung

Sollte sich das US-Konjunkturtempo in den nächsten Monaten weiter verlangsamen, könnte dies das gegenwärtig starke globale Wachstum beeinträchtigen. Die diffuse Schwäche im Bausektor und bei den Auftragseingängen für langlebige Güter dürfte sich letztlich am US-Arbeitsmarkt bemerkbar machen und das Konsumverhalten beeinflussen. Mit Blick auf den Euroraum sollten die Auswirkungen aber verhalten bleiben, da das Wachstum hier zunehmend auf der steigenden Nachfrage am Binnenmarkt basiert. So dürften die Konsumausgaben insbesondere in Deutschland (nach der kurzen Eintrübung durch die Mehrwertsteuererhöhung) von den positiven Entwicklungen am Arbeitsmarkt profitieren und künftig einen deutlich größeren Wachstumsbeitrag leisten.

In Sachen Zinspolitik verweist die Federal Reserve Bank of New York (FED) derzeit immer wieder auf die potenziellen Inflationsgefahren. Zu erwarten ist jedoch, dass die FED auf Grund der eingehenden Daten die Leitzinsen noch im Laufe dieses Jahres leicht senken wird. Im Gegensatz dazu lässt die Wortwahl in den jüngsten Protokollen der EZB auf eine erneute Zinsanhebung im Juni schließen. Da sich derzeit keine besonderen Inflationsrisiken abzeichnen und der Euro als ausgleichende Kraft wirkt, könnte sich der Refinanzierungssatz bei 4% stabilisieren. An den Märkten wird erwartet, dass die FED ihre geldpolitische Haltung nur langsam und geringfügig lockern wird, während die EZB den Refinanzierungssatz bis zum Jahresende auf 4,25% anheben könnte.

Wenn die Prognose eines langsameren, jedoch nicht stockenden Wachstums eintreffen sollte, dürften die langfristigen Anleiherenditen ihr aktuelles Niveau in etwa beibehalten und am Jahresende bei 4,7% in den USA bzw. 4,1% im Euroraum notieren. Was die künftige Entwicklung des EURO anbetrifft, sind weitere Verluste beim US-Dollar nur schwer vorstellbar. Die Verlangsamung des US-Wirtschaftswachstums dürfte vielmehr bis zur Jahresmitte 2007 fortdauern; bis zum Jahresende rechnen wir aber wieder mit den ersten Anzeichen einer Erholung.

Ergebnisentwicklung der HVB Group

Die im letztjährigen Risikobericht (Geschäftsbericht 2006, Seiten 70–101) erläuterten Risiken der zukünftigen Entwicklung der HVB Group blieben im bisherigen Jahresverlauf weitgehend unverändert.

Wie bereits im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2006 (Geschäftsbericht 2006, Seite 68) berichtet, planen wir für das Geschäftsjahr 2007 bei nur leicht ansteigenden Verwaltungsaufwendungen eine spürbare Steigerung der operativen Erträge.

Daraus ergibt sich dann auch eine planmäßige Verbesserung der Cost-Income-Ratio.

Mit der deutlichen Ausweitung der operativen Erträge bei weitgehend konstanten Verwaltungsaufwendungen haben wir im ersten Quartal 2007 unsere internen Zielvorgaben erreicht und sehen uns auf einem guten Weg, unsere für 2007 gesetzten Ziele im Gesamtjahr zu realisieren.

Aktie

Solide Kursentwicklung der HVB-Aktie
Die positive Kursentwicklung der HVB-Aktie in 2006 konnte auch im ersten Quartal 2007 fortgesetzt werden. Der Schlusskurs der HVB-Aktie Ende März lag bei 39,78 €, was seit Bekanntgabe des Zusammenschlusses mit UniCredit einem Wertzuwachs von 98% entspricht. Der Kapitalmarkt unterstützt damit die strategische Entscheidung des Managements vom Juni 2005 zum Zusammenschluss in die UniCredit Gruppe.

Am 23. Januar 2007 hat der Mehrheitsgesellschafter UniCredit Group angekündigt, dass er die 95%-Schwelle beim Aktionärskapital der HypoVereinsbank überschritten hat und einen Übertragungsbeschluss gemäß § 327a AktG herbeizuführen beabsichtigt. Ziel ist die weitere Integration in den Gesamtkonzern und eine klare Organisationsstruktur.

Bei isolierter Betrachtung des ersten Quartals 2007 verzeichnete die HVB-Aktie einen deutlich über den Indizes liegenden Anstieg von 20,4% gegenüber dem Jahresschlusskurs 2006. Der MDAX legte im gleichen Zeitraum 8,5% zu, der Prime Banks Index wies ein Plus von 3% aus, der Prime all Share erhöhte sich um 5,9%. Zum Quartalsende am 30. März 2007 war die HVB-Aktie im Prime Banks Index mit 1,62% (2006: 1,67%; 2005: 1,58%) und mit 0,16% im Prime All Share gewichtet.

Auf Grund des Streubesitzes unter 5% wurde die HVB-Aktie am 29. Januar 2007 aus dem MDAX-Index in den Prime All Share Index überführt. Mit einem durchschnittlichen täglichen Handelsvolumen von 573000 Aktien im 1. Quartal (2006: 443000 Aktien) zeigt der Wert relativ gesehen eine unverändert gute Liquidität.

Die Bedeutung der HVB innerhalb der UniCredit Gruppe erklärt das nach wie vor rege Interesse von Investoren und Analysten an der Entwicklung der HypoVereinsbank; sie werden weiterhin durch HVB Investor Relations betreut.

Kreditrating
Nach Ende des Quartals hat die Ratingagentur S&P im Rahmen der Kapitalerhöhung gegen Sacheinlagen zur Übernahme der UBM am 2. April 2007 – unter Beibehaltung des Langfrist-Kreditratings von A – den Outlook von »stable« auf »positive« angehoben.

HVB-Aktie im Vergleich zu MDAX, Prime Banks und Prime All Share vom 2.1. bis 30.3.2007 (in €)



42
39
36
33
30
Januar
Februar
März
HVB-Aktie
MDAX
Prime Banks
Prime All Share

Konzern Gewinn- und Verlustrechnung

für die Zeit vom 1. Januar bis 31. März 2007
(HVB Group gemäß IFRS 5)

Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar. Im Januar 2007 wurden bis auf die Filialen Vilnius und Tallinn alle bisher als aufgegebene Geschäftsbereiche definierten Gesellschaften bzw. Teilkonzerne (Bank Austria Creditanstalt-Gruppe, IMB, AS UniCredit Bank, Riga, HVB Bank Ukraine) übertragen und mit Wirkung zum 1. Januar 2007 entkonsolidiert.

In der Gewinn- und Verlustrechnung der HVB Group werden deshalb in 2007 gemäß IFRS 5 die operativen Ergebnisse der Filialen Vilnius und Tallinn sowie die Entkonsolidierungsgewinne der übertragenen Teilkonzerne bzw. Gesellschaften inklusive der entsprechenden Steuern und Fremdanteile erst nach dem Gewinn der HVB Group neu in separaten GuV-Positionen (Ergebnis nach Steuern der auf aufgegebenen Geschäftsbereiche bzw. Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche) ausgewiesen. Im Vorjahr enthalten diese GuV-Posten noch die Ergebnisse aus der Geschäftstätigkeit auch der im Januar 2007 übertragenen Gesellschaften.

Erträge/Aufwendungen	NOTES	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	VERÄNDERUNG in Mio €	VERÄNDERUNG in %
Überschuss aus originärem Zinsgeschäft	2	1074	804	+ 270	+ 33,6
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	3	67	48	+ 19	+ 39,6
Zinsüberschuss		**1141**	**852**	**+ 289**	**+ 33,9**
Provisionsüberschuss	4	487	538	– 51	– 9,5
Handelsergebnis	5	350	297	+ 53	+ 17,8
Saldo sonstige Aufwendungen/Erträge	6	27	27	0	0
Zinsunabhängige Erträge		**864**	**862**	**+ 2**	**+ 0,2**
OPERATIVE ERTRÄGE		**2005**	**1714**	**+ 291**	**+ 17,0**
Personalaufwand		– 571	– 571	0	0
Andere Verwaltungsaufwendungen		– 320	– 318	– 2	+ 0,6
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen		– 64	– 75	+ 11	– 14,7
Verwaltungsaufwand		**– 955**	**– 964**	**+ 9**	**– 0,9**
OPERATIVES ERGEBNIS		**1050**	**750**	**+ 300**	**+ 40,0**
Zuführungen zu Rückstellungen		– 6	– 21	+ 15	– 71,4
Abschreibungen auf Geschäfts- oder Firmenwerte		0	0	0	0
Aufwendungen für Restrukturierungen		0	0	0	0
Kreditrisikovorsorge	7	– 209	– 210	+ 1	– 0,5
Finanzanlageergebnis	8	270	89	+ 181	>+ 100,0
ERGEBNIS VOR STEUERN		**1105**	**608**	**+ 497**	**+ 81,7**
Ertragsteuern		– 291	– 192	– 99	+ 51,6
ERGEBNIS NACH STEUERN		**814**	**416**	**+ 398**	**+ 95,7**
Fremdanteile am Ergebnis		– 21	– 24	+ 3	– 12,5
GEWINN DER HVB GROUP NEU		**793**	**392**	**+ 401**	**>+ 100,0**
Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche	9	3689	382	+ 3307	>+ 100,0
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche		0	– 123	+ 123	– 100,0
GEWINN DER HVB GROUP GESAMT		**4482**	**651**	**+ 3831**	**>+ 100,0**

Ergebnis je Aktie €	1.1.–31.3.2007	1.1.–31.3.2006
Ergebnis je Aktie der HVB Group gesamt	5,97	0,87
Ergebnis je Aktie der HVB Group neu	1,06	0,52
Ergebnis je Aktie der HVB Group neu (bereinigt)[1]	0,70	0,52

1 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange.

Da zum 31. März 2007 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

Bilanz

zum 31. März 2007

Aktiva	NOTES	31.3.2007 in Mio €	31.12.2006 in Mio €	VERÄNDERUNG in Mio €	in %
Barreserve		4720	3211	+ 1509	+ 47,0
Handelsaktiva	11	110199	107211	+ 2988	+ 2,8
Forderungen an Kreditinstitute	12	49549	41264	+ 8285	+ 20,1
Forderungen an Kunden	13	176070	169998	+ 6072	+ 3,6
Wertberichtigungen auf Forderungen	15	−6188	−6068	− 120	− 2,0
Finanzanlagen	16	20428	19845	+ 583	+ 2,9
Sachanlagen		1527	1547	− 20	− 1,3
Immaterielle Vermögenswerte		773	808	− 35	− 4,3
Ertragsteueransprüche		2650	2745	− 95	− 3,5
Sonstige Aktiva		2733	3021	− 288	− 9,5
Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	17, 18	400	164451	− 164051	− 99,8
Summe der Aktiva		**362861**	**508033**	**− 145172**	**− 28,6**

Passiva	NOTES	31.3.2007 in Mio €	31.12.2006 in Mio €	VERÄNDERUNG in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	19	72061	85672	– 13611	– 15,9
Verbindlichkeiten gegenüber Kunden	20	99494	92136	+ 7358	+ 8,0
Verbriefte Verbindlichkeiten	21	75571	76938	– 1367	– 1,8
Handelspassiva		70910	59962	+ 10948	+ 18,3
Rückstellungen	22	1664	1683	– 19	– 1,1
Ertragsteuerverpflichtungen		1632	1378	+ 254	+ 18,4
Sonstige Passiva		5981	5214	+ 767	+ 14,7
Nachrangkapital	23	11611	12142	– 531	– 4,4
Verbindlichkeiten aufgegebener Geschäftsbereiche					
und Verbindlichkeiten von zur Veräußerung					
gehaltenenen Veräußerungsgruppen	24, 25	1293	152920	– 151627	– 99,2
Eigenkapital		22644	19988	+ 2656	+ 13,3
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital		21795	16690	+ 5105	+ 30,6
Gezeichnetes Kapital		2252	2252	0	0,0
Kapitalrücklage		8883	8883	0	0,0
Andere Rücklagen		4911	4061	+ 850	+ 20,9
Bewertungsänderungen von Finanzinstrumenten		645	872	– 227	– 26,0
AfS-Rücklage		902	1195	– 293	– 24,5
Hedge-Rücklage		– 257	– 323	+ 66	+ 20,4
Konzerngewinn 2006		622	622	0	0,0
Gewinn/Verlust 1.1.–31.3. 2007		4482	0	+ 4482	>+ 100,0
Anteile in Fremdbesitz		849	3298	– 2449	– 74,3
Summe der Passiva		**362861**	**508033**	**– 145172**	**– 28,6**

Entwicklung des Eigenkapitals

bis 31. März 2007

in Mio €	GEZEICHNETES KAPITAL	KAPITAL-RÜCKLAGE	ANDERE RÜCKLAGEN	DARUNTER: PENSIONSÄHNLICHE VERPFLICHTUNGEN IAS 19
Eigenkapital zum 1.1.2006 vor Erstanwendung der geänderten und neuen IFRS	**2252**	**9128**	**864**	**0**
Erstanwendungseffekte aus geänderten und neuen IFRS	0	0	– 806	– 806
Eigenkapital zum 1.1.2006 nach Erstanwendung der geänderten und neuen IFRS	**2252**	**9128**	**58**	**– 806**
Kapitalerhöhungen				
Kapitalherabsetzungen				
Bewertungsänderungen von Finanzinstrumenten				
Jahresüberschuss/-fehlbetrag				
Versicherungsmathematische Verluste bei leistungsorientierten Plänen				
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente		– 3		
Ausschüttungen				
Veränderungen aus Konsolidierungskreis, Währungseinfluss und sonstige Veränderungen			– 27	
Eigenkapital zum 31.3.2006	**2252**	**9125**	**31**	**– 806**
darunter:				
Eigenkapital der aufgegebenen Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppen	0	0	51	0
Eigenkapital zum 1.1.2007	**2252**	**8883**	**4061**	**– 814**
Kapitalerhöhungen				
Kapitalherabsetzungen				
Bewertungsänderungen von Finanzinstrumenten				
Jahresüberschuss/-fehlbetrag				
Versicherungsmathematische Verluste bei leistungsorientierten Plänen				
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente				
Ausschüttungen				
Veränderungen aus Konsolidierungskreis, Währungseinfluss und sonstige Veränderungen			850	590
Eigenkapital zum 31.3.2007	**2252**	**8883**	**4911**	**– 224**
darunter:				
Eigenkapital der aufgegebenen Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppen	0	0	– 1	– 2

BEWERTUNGSÄNDERUNGEN VON FINANZINSTRUMENTEN		KONZERN-GEWINN GUV 1.1.–31.3.	AUF DIE ANTEILS-EIGNER DER HVB AG ENTFALLENDES EIGENKAPITAL INSGESAMT	ANTEIL IM FREMDBESITZ	EIGENKAPITAL INSGESAMT
AfS-RÜCKLAGE	HEDGE-RÜCKLAGE				
871	**–142**	**191**	**13164**	**3219**	**16383**
0	0		–806	– 166	– 972
871	**–142**	**191**	**12358**	**3053**	**15411**
			0		0
			0		0
207	–197		10	– 4	6
		651	651	147	798
			– 3		– 3
				– 1	– 1
– 3	1		– 29	92	63
1075	**–338**	**842**	**12987**	**3287**	**16274**
1	0	11	63	62	125
1195	**–323**	**622**	**16690**	**3298**	**19988**
			0		0
			0		0
112	– 70		42		42
		4482	4482	21	4503
			0		0
			0		0
			0	– 1	– 1
–405	136		581	–2469	–1888
902	–257	5104	21795	849	22644
0	0	0	– 1	0	– 1

Kapitalflussrechnung

in Mio €	2007 HVB GROUP NEU	2006 HVB GROUP GESAMT
Zahlungsmittelbestand zum 1.1.	**3211**	**7757**
Cashflow aus operativer Geschäftstätigkeit	**– 1286**	**– 3798**
Cashflow aus Investitionstätigkeit[1]	**3192**	**1653**
Cashflow aus Finanzierungstätigkeit	**– 374**	**88**
Effekte aus Wechselkursänderungen	– 5	– 14
abzüglich zur Veräußerung gehaltene langfristige Vermögenswerte oder		
Veräußerungsgruppen und aufgegebene Geschäftsbereiche	– 18	—
Zahlungsmittelbestand zum 31.3.	**4720**	**5686**

1 Im Cashflow aus Investitionstätigkeit 2007 ist der Netto-Cashflow (3.771 Mio €) aus der Veräußerung aufgegebener Geschäftsbereiche enthalten.

Angaben zur Gewinn- und Verlustrechnung

1 Segmentberichterstattung

Erfolgsrechnung nach Divisionen vom 1. Januar bis 31. März 2007

in Mio €	PRIVAT- UND GESCHÄFTS-KUNDEN	WEALTH MANAGEMENT	FIRMEN- & KOMMERZIELLE IMMOBILIEN-KUNDEN	MARKETS & INVESTMENT BANKING	SONSTIGE/ KONSO-LIDIERUNG	HVB GROUP NEU	AUFGEGEBENE GESCHÄFTS-BEREICHE[2]	HVB GROUP GESAMT[2]
OPERATIVE ERTRÄGE								
1.1.–31.3.2007	470	123	353	858	201	2005	1	2006
1.1.–31.3.2006	480	166	353	687	28	1714	1316	3030
Verwaltungsaufwand								
1.1.–31.3.2007	–353	– 72	–118	–313	– 99	–955	–1	– 956
1.1.–31.3.2006	–356	– 94	–124	–289	–101	–964	–737	–1701
OPERATIVES ERGEBNIS								
1.1.–31.3.2007	117	51	235	545	102	1050	0	1050
1.1.–31.3.2006	124	72	229	398	– 73	750	579	1329
Kreditrisikovorsorge								
1.1.–31.3.2007	– 67	– 4	– 51	– 1	– 86	–209	0	– 209
1.1.–31.3.2006	– 29	– 4	– 62	– 15	–100	–210	–113	– 323
restliche Positionen[1]								
1.1.–31.3.2007	0	1	– 1	215	49	264	3771	4035
1.1.–31.3.2006	1	2	7	27	31	68	7	75
ERGEBNIS VOR STEUERN								
1.1.–31.3.2007	50	48	183	759	65	1105	3771	4876
1.1.–31.3.2006	96	70	174	410	–142	608	473	1081

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Aufwendungen für Restrukturierungen, Finanzanlageergebnis und andere nicht operative Aufwendungen.

2 Enthält in den restlichen Positionen (Finanzanlageergebnis) die Gewinne aus der Veräußerung der aufgegebenen Geschäftsbereiche.

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

Erfolgsrechnung der Division Privat- und Geschäftskunden

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**271**	**280**	**261**	**285**	**270**
Provisionsüberschuss	195	196	140	139	154
Handelsergebnis	1	– 1	– 1	– 1	2
Saldo sonstige Aufwendungen/Erträge	3	5	– 10	– 2	11
Zinsunabhängige Erträge	**199**	**200**	**129**	**136**	**167**
OPERATIVE ERTRÄGE	**470**	**480**	**390**	**421**	**437**
Personalaufwand	– 152	– 141	– 132	– 139	– 145
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 201	– 215	– 213	– 227	– 210
Verwaltungsaufwand	– 353	**– 356**	**– 345**	**– 366**	**– 355**
OPERATIVES ERGEBNIS	**117**	**124**	**45**	**55**	**82**
Aufwendungen für Restrukturierungen	0	0	– 5	– 1	– 1
Kreditrisikovorsorge	– 67	– 29	– 43	– 50	– 51
Finanzanlageergebnis und andere Posten[1]	0	1	– 7	– 4	1
ERGEBNIS VOR STEUERN	**50**	**96**	**– 10**	**0**	**31**
Cost-Income-Ratio in %	75,1	74,2	88,5	86,9	81,2

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Privat- und Geschäftskunden

Die Division Privat- und Geschäftskunden konnte im ersten Quartal 2007 das überdurchschnittlich hohe operative Ertragsniveau des ersten Quartals 2006 nahezu erreichen. Mit einem Quartalswert von 470 Mio € liegen die operativen Erträge fast auf Vorjahreshöhe und damit deutlich über den letzten drei Quartalswerten 2006. Im Zinsüberschuss ergab sich ein leichter Rückgang (–3,2%) vor allem infolge des strategisch bedingten Volumenabbaus bei Immobilienkrediten, der durch die gestiegenen Margen im Passivgeschäft teilweise kompensiert werden konnte. Im Provisionsüberschuss erreichte die Division mit 195 Mio € den außergewöhnlich hohen Vorjahreswert (196 Mio €). Dazu hat – wie im Vorjahr – auch der weiterhin erfolgreiche Absatz von innovativen Anlageprodukten, wie zum Beispiel »HVB 6% Zins Ass« mit einem Volumen von über 400 Mio €, »HVB Best of Fonds Zertifikate« mit über 100 Mio € sowie der »KombiAnlage plus« beigetragen. Die Verwaltungsaufwendungen ermäßigten sich leicht um 0,8% trotz der erstmaligen Einbeziehung der PlanetHome Gruppe, einer der führenden Immobiliendienstleister mit den Kernbereichen Vermittlung und Finanzierung von Wohnimmobilien. Im Bereich Vermittlung von Immobilienfinanzierungen gehört PlanetHome mit einem vermittelten Finanzierungsvolumen von rund 1,2 Mrd € in 2006 zu den drei größten Vermittlern von privaten Baufinanzierungen in Deutschland. 2006 konnten auch Immobilien im Wert von 450 Mio € vermittelt werden.

Innerhalb der gesamten Verwaltungsaufwendungen stiegen zwar die Personalaufwendungen um 7,8%, auch bedingt durch den aufwandserhöhenden Effekt der erstmaligen Einbeziehung der PlanetHome Gruppe im ersten Quartal 2007. Die anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen reduzierten sich auf Grund des strikten Kostenmanagements um 6,5%. Das operative Ergebnis liegt mit 117 Mio € zwar leicht unter dem hohen Wert des ersten Quartals 2006, jedoch deutlich über den letzten drei Quartalswerten des Vorjahres. Die Cost-Income-Ratio blieb mit 75,1% in etwa auf dem Niveau des Vorjahres (31. März 2006: 74,2%). Die Erhöhung der Kreditrisikovorsorge auf 67 Mio € gegenüber dem Vorjahr (29 Mio €) steht als technischer Effekt überwiegend im Zusammenhang mit der im Vorjahr für das ausgelagerte Special Credit Portfolio gebildeten Kreditrisikovorsorge. Unter Berücksichtigung der Kreditrisikovorsorge, die auf das von der Division Privat- und Geschäftskunden in das Special Credit Portfolio übertragene Kreditportfolio entfällt, liegt der gesamte Risikovorsorgebedarf für das erste Quartal 2007 mit 106 Mio € in etwa auf dem Niveau des ersten Quartals des Vorjahres (94 Mio €). Dies führte zu einem Ergebnis vor Steuern in Höhe von 50 Mio €, das den hervorragenden Ergebnisbeitrag des ersten Quartals 2006 (96 Mio €) nicht erreichte, aber dennoch deutlich über den übrigen Quartalsbeträgen 2006 bzw. dem durchschnittlichen Quartalsergebnis des Gesamtjahres 2006 (29 Mio €) liegt.

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

Erfolgsrechnung der Division Wealth Management

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**37**	**36**	**47**	**40**	**40**
Provisionsüberschuss	87	135	86	62	114
Handelsergebnis	– 1	– 5	– 1	1	– 8
Saldo sonstige Aufwendungen/Erträge	0	0	1	– 1	3
Zinsunabhängige Erträge	**86**	**130**	**86**	**62**	**109**
OPERATIVE ERTRÄGE	**123**	**166**	**133**	**102**	**149**
Personalaufwand	– 23	– 32	– 26	– 25	– 34
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 49	– 62	– 49	– 43	– 65
Verwaltungsaufwand	**– 72**	**– 94**	**– 75**	**– 68**	**– 99**
OPERATIVES ERGEBNIS	**51**	**72**	**58**	**34**	**50**
Aufwendungen für Restrukturierungen	0	0	– 5	– 2	0
Kreditrisikovorsorge	– 4	– 4	– 8	– 2	4
Finanzanlageergebnis und andere Posten[1]	1	2	10	533	4
ERGEBNIS VOR STEUERN	**48**	**70**	**55**	**563**	**58**
Cost-Income-Ratio in %	58,5	56,6	56,4	66,7	66,4

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Wealth Mangement

Im Rahmen der Bündelung der Asset Management-Aktivitäten in der UniCredit Gruppe wurden mit Wirkung zum 1. Juli 2006 die Activest Gruppe (Activest Investmentgesellschaft mbH, München, Activest Investmentgesellschaft Luxembourg S. A., Luxemburg und Activest Investmentgesellschaft Schweiz AG, Bern) sowie im Januar 2007 die Nordinvest an die Pioneer Global Asset Management S.p.A. übertragen und die Depotbanktätigkeiten der HVB Banque Luxembourg S.A. ab dem 1. Januar 2007 nicht mehr der Division Wealth Management zugeordnet.

Deshalb sind in der oben dargestellten Erfolgsrechnung in den Vorjahresquartalen die originären Ergebnisbeiträge der Activest Gesellschaften (nur bis Jahresmitte 2006), der Nordinvest und die Erfolge aus den Depotbankaktivitäten der HVB Banque Luxembourg noch integriert. Zur besseren Vergleichbarkeit des operativen Wealth Management-Geschäfts stellen wir nachfolgend für die Division Wealth Management eine Erfolgsrechnung dar, in der die Quartale 2006 um die Entkonsolidierungseffekte sowie um die Erfolge aus den Depotbankaktivitäten der HVB Banque Luxembourg bereinigt sind.

Adjustierte Erfolgsrechnung der Division Wealth Management

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**37**	**34**	**46**	**40**	**39**
Provisionsüberschuss	87	87	72	53	76
Handelsergebnis	– 1	– 5	– 1	1	– 8
Saldo sonstige Aufwendungen/Erträge	0	1	2	– 1	1
Zinsunabhängige Erträge	**86**	**83**	**73**	**53**	**69**
OPERATIVE ERTRÄGE	**123**	**117**	**119**	**93**	**108**
Personalaufwand	– 23	– 21	– 24	– 23	– 22
Andere Verwaltungsaufwendungen sowie					
Abschreibungen und Wertberichtigungen auf					
immaterielle Vermögenswerte und Sachanlagen	– 49	– 47	– 48	– 42	– 50
Verwaltungsaufwand	**– 72**	**– 68**	**– 72**	**– 65**	**– 72**
OPERATIVES ERGEBNIS	**51**	**49**	**47**	**28**	**36**
Aufwendungen für Restrukturierungen	0	0	2	– 2	0
Kreditrisikovorsorge	– 4	– 4	– 8	– 2	4
Finanzanlageergebnis und andere Posten[1]	1	1	– 1	– 1	3
ERGEBNIS VOR STEUERN	**48**	**46**	**40**	**23**	**43**
Cost-Income-Ratio in %	58,5	58,1	60,5	69,9	66,7

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Die Division Wealth Management umfasst den Wealth Management Vertrieb der HVB AG, die DAB Bank Gruppe, das Private Banking der HVB Luxembourg und die hauseigenen Sachwerteproduzenten H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München, sowie die nicht konsolidierten Gesellschaften HVB Fonds Finance GmbH und Blue Capital GmbH.

Die nachfolgende Darstellung der Ergebnisentwicklung bezieht sich auf die adjustierte Erfolgsrechnung.

Mit einem Ergebnis vor Steuern in Höhe von 48 Mio € konnte die Division Wealth Management im ersten Quartal 2007 das Ergebnis des entsprechenden Vorjahreszeitraums um 4,3% steigern. In der HVB AG konnte der außergewöhnlich hohe Provisionsüberschuss aus dem 1. Quartal 2006 in den ersten Monaten 2007 nahezu erreicht werden, wobei der März deutlich stärker verlief als der Vorjahresmonat. Im Ergebnisanstieg spiegelt sich auch die Ergebnisdynamik der DAB Bank Gruppe wider, die nach einem Anstieg des Ergebnisses vor Steuern um 13% das beste Quartalsergebnis in ihrer Unternehmensgeschichte erreichte.

Die positive Entwicklung des operativen Ergebnisses (+ 4,1%) wurde vom Zuwachs der operativen Erträge um 5,1% auf 123 Mio € getragen. Die Forcierung der Vermögensverwaltung im Wealth Management Vertrieb gewinnt an Dynamik. Im vergangenen halben Jahr konnte das Volumen um 40% auf 2 Mrd € in der Vermögensverwaltung gesteigert werden. Bei den Sachwerteanlagen wurden insbesondere Private Equity Beteiligungen erfolgreich platziert. Die DAB Bank Gruppe erreichte bei den Wertpapiertransaktionen Rekordniveau. Der Zinsüberschuss in der Division stieg um 8,8%.

In der Erhöhung des Verwaltungsaufwands um 5,9% schlugen sich Wertpapierabwicklungsaufwendungen durch gesteigerte Transaktionszahlen und gezielter Personalaufbau im Vertrieb nieder, durch den nachhaltiges organisches Wachstum generiert werden soll. Die Cost-Income-Ratio blieb mit 58,5% nahezu unverändert.

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Firmenkunden

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**200**	**209**	**205**	**185**	**202**
Provisionsüberschuss	98	85	63	76	73
Handelsergebnis	1	0	2	4	– 2
Saldo sonstige Aufwendungen/Erträge	0	1	– 4	– 1	5
Zinsunabhängige Erträge	**99**	**86**	**61**	**79**	**76**
OPERATIVE ERTRÄGE	**299**	**295**	**266**	**264**	**278**
Personalaufwand	– 46	– 41	– 43	– 41	– 43
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 60	– 69	– 73	– 69	– 65
Verwaltungsaufwand	**– 106**	**– 110**	**– 116**	**– 110**	**– 108**
OPERATIVES ERGEBNIS	**193**	**185**	**150**	**154**	**170**
Aufwendungen für Restrukturierungen	0	0	0	– 1	0
Kreditrisikovorsorge	– 40	– 44	– 74	– 48	– 35
Finanzanlageergebnis und andere Posten[1]	– 1	7	– 14	– 4	1
ERGEBNIS VOR STEUERN	**152**	**148**	**62**	**101**	**136**
Cost-Income-Ratio in %	35,5	37,3	43,6	41,7	38,8

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Subdivision Firmenkunden

Die Subdivision Firmenkunden, die sich insbesondere auf die Bedürfnisse unserer mittelständischen Kunden konzentriert, übertraf beim Ergebnis vor Steuern das gute Niveau des entsprechenden Vorjahresquartals um 2,7%.

Dabei verbesserte sich das operative Ergebnis um 4,3% auf 193 Mio € sowohl aus höheren operativen Erträgen (+1,4%) als auch aus der Reduzierung der Verwaltungsaufwendungen (–3,6%) und damit auch die Cost-Income-Ratio um 1,8%-Punkte auf nunmehr 35,5%. Der Ertragsanstieg geht auf ein erfreuliches Wachstum des Provisionsüberschusses in Höhe von 15,3% zurück.

Diese Entwicklung resultiert aus höheren Erlösen im Zahlungsverkehr, einem gestiegenen Absatz im Derivategeschäft mit Kunden und aus höheren Erträgen im Bereich von strukturierten Finanzierungen, unter anderem auch durch Mezzanine-Produkte unter Einbeziehung des Kapitalmarktes über die PREPS™-Plattform. Der Zinsüberschuss war dagegen margenbedingt leicht rückläufig.

Das rückläufige Ergebnis aus Finanzanlagen und anderen Posten (–8 Mio € ggü. Vorjahr) wurde durch die um 4 Mio € auf 40 Mio € gesunkene Kreditrisikovorsorge nur teilweise kompensiert, sodass das Ergebnis vor Steuern ausschließlich aus der operativen Geschäftstätigkeit auf 152 Mio € stieg.

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Kommerzielle Immobilienkunden

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**43**	**49**	**27**	**40**	**44**
Provisionsüberschuss	11	8	8	11	11
Handelsergebnis	0	0	0	0	0
Saldo sonstige Aufwendungen/Erträge	0	1	– 2	0	2
Zinsunabhängige Erträge	**11**	**9**	**6**	**11**	**13**
OPERATIVE ERTRÄGE	**54**	**58**	**33**	**51**	**57**
Personalaufwand	– 3	– 4	– 2	– 4	– 3
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 9	–10	–10	–10	– 8
Verwaltungsaufwand	**–12**	**–14**	**–12**	**–14**	**–11**
OPERATIVES ERGEBNIS	**42**	**44**	**21**	**37**	**46**
Aufwendungen für Restrukturierungen	0	0	0	0	0
Kreditrisikovorsorge	–11	–18	–11	–30	– 4
Finanzanlageergebnis und andere Posten[1]	0	0	5	– 6	0
ERGEBNIS VOR STEUERN	**31**	**26**	**15**	**1**	**42**
Cost-Income-Ratio in %	22,2	24,1	36,4	27,5	19,3

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Subdivision Kommerzielle Immobilienkunden

Die Subdivision Kommerzielle Immobilienkunden hat auch im ersten Quartal 2007 das bereits 2005 begonnene Restrukturierungsprogramm, einschließlich des damit einhergehenden strategischen Abbaus unprofitabler Portfolios sowie des Aufbaus neuer profitabler Geschäftsaktivitäten, fortgesetzt. Dadurch hat sich der Zinsüberschuss gegenüber dem Vorjahresquartal um 12,2% ermäßigt. Auf Grund des kräftig um 37,5% gestiegenen Provisionsüberschusses war der Rückgang der operativen Erträge nur moderat (–6,9%). Die Entwicklung im Provisionsüberschuss resultiert hauptsächlich aus gestiegenen Corporate Finance Erträgen und einem gestiegenen Absatz im Derivategeschäft mit Kunden.

Die Verwaltungsaufwendungen gingen wegen des mit dem Volumenrückgangs einhergehenden Personalabbaus um 14,3% zurück, sodass sich insgesamt die Profitabilität im operativen Geschäft und damit die Cost-Income-Ratio um 1,9%-Punkte auf 22,2% verbesserte. Das operative Ergebnis lag mit 42 Mio € in etwa auf dem guten Niveau des Vorjahres.

Auf Grund einer deutlich um 7 Mio € bzw. –38,9% gesunkenen Kreditrisikovorsorge stieg das Ergebnis vor Steuern gegenüber dem Vorjahr um 19,2% auf nunmehr 31 Mio €.

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

Erfolgsrechnung der Division Markets & Investment Banking

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
Zinsüberschuss	**411**	**286**	**361**	**268**	**256**
Provisionsüberschuss	90	102	106	72	86
Handelsergebnis	355	294	79	193	171
Saldo sonstige Aufwendungen/Erträge	2	5	3	– 8	5
Zinsunabhängige Erträge	**447**	**401**	**188**	**257**	**262**
OPERATIVE ERTRÄGE	**858**	**687**	**549**	**525**	**518**
Personalaufwand	– 163	– 138	– 144	– 120	– 120
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 150	– 151	– 181	– 147	– 162
Verwaltungsaufwand	**– 313**	**– 289**	**– 325**	**– 267**	**– 282**
OPERATIVES ERGEBNIS	**545**	**398**	**224**	**258**	**236**
Aufwendungen für Restrukturierungen	0	0	– 1	0	0
Kreditrisikovorsorge	– 1	– 15	20	– 5	16
Finanzanlageergebnis und andere Posten[1]	215	27	– 221	16	16
ERGEBNIS VOR STEUERN	**759**	**410**	**22**	**269**	**268**
Cost-Income-Ratio in %	36,5	42,1	59,2	50,9	54,4

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Markets & Investment Banking

Die Division Markets & Investment Banking setzte die erfolgreiche und nachhaltige Ergebnisentwicklung fort und konnte in den ersten drei Monaten 2007 das Ergebnis vor Steuern gegenüber dem entsprechenden Vorjahresvergleichszeitraum um 85,1% auf 759 Mio € steigern.

Diese Entwicklung ist einerseits auf das spürbar verbesserte operative Ergebnis (+ 36,9% auf 545 Mio €) und andererseits auf den in der Position Finanzanlageergebnis und andere Posten vereinnahmten Gewinn aus der Veräußerung der Indexchange in Höhe von 218 Mio € zurückzuführen. Aber auch ohne diesen Veräußerungsgewinn stieg das Ergebnis vor Steuern kräftig um 131 Mio € bzw. 32,0% auf 541 Mio € und liegt damit deutlich über den Quartalsbeiträgen des Vorjahres.

Bei der Kreditrisikovorsorge ergab sich im Berichtsquartal auf Grund des guten Marktumfeldes ein nur geringer Zuführungssaldo in Höhe von 1 Mio € (erstes Quartal 2006: Zuführungssaldo 15 Mio €).

Das gute operative Ergebnis wurde getragen von den um 171 Mio € bzw. 24,9% gestiegenen operativen Erträgen. Insbesondere der Zinsüberschuss konnte auch auf Grund einer günstigen Zinsentwicklung um 125 Mio € bzw 43,7% deutlich zulegen. Daneben übertraf das Handelsergebnis das sehr gute Ergebnis des ersten Quartals des Vorjahres nochmals um 61 Mio € bzw. 20,7%, während der Provisionsüberschuss niedriger als im ersten Quartal des Vorjahres ausfiel (–12 Mio € bzw. –11,8%).

Trotz des Anstiegs der Verwaltungsaufwendungen um 24 Mio € bzw. 8,3% verbesserte sich die Cost-Income-Ratio um 5,6%-Punkte auf 36,5%.

Erfolgsrechnung der Division Sonstige/Konsolidierung

ERTRÄGE/AUFWENDUNGEN	1.1.–31.3.2007 in Mio €	1.1.–31.3.2006 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €	2. QUARTAL 2006 in Mio €
OPERATIVE ERTRÄGE	**201**	**28**	**7**	**– 2**	**60**
Verwaltungsaufwand	**–99**	**–101**	**– 33**	**– 94**	**– 51**
OPERATIVES ERGEBNIS	**102**	**– 73**	**– 26**	**– 96**	**9**
Aufwendungen für Restrukturierungen	0	0	– 30	– 12	– 2
Kreditrisikovorsorge	**–86**	–100	–179	– 91	–132
Finanzanlageergebnis und andere Posten[1]	49	31	– 35	– 11	2
ERGEBNIS VOR STEUERN	**65**	**–142**	**–270**	**–210**	**–123**

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung der Division Sonstige/Konsolidierung

Das Segment Sonstige/Konsolidierung beinhaltet die Subsegmente Global Banking Services, Group Corporate Center inklusive der Erfolgsbeiträge aus dem im September 2006 neu entstandenen und in diesem Segment zusammengefassten Special Credit Portfolio sowie dem Real Estate Restructuring Portfolio sowie den Konsolidierungseffekten.

Die operativen Erträge dieses Segments erhöhten sich deutlich von 28 Mio € im Vorjahr auf 201 Mio € im ersten Quartal 2007. Diese Entwicklung resultiert fast ausschließlich aus dem Zinsüberschuss, der durch die Zinseffekte aus dem Mittelzufluss im Zusammenhang mit der Veräußerung der aufgegebenen Geschäftsbereiche begünstigt ist.

Dabei schlagen sich neben der Verzinsung des Kaufpreises und der Anlage der Veräußerungsgewinne auch der Wegfall der im Vorjahr vorhandenen Refinanzierungskosten auf die Beteilgungsbuchwerte der aufgegebenen Geschäftsbereiche positiv nieder. Bei im Vergleich zum entsprechenden Vorjahreszeitraum stabilen Verwaltungsaufwendungen wirkt sich der beschriebene Zinseffekt auch im operativen Ergebnis positiv aus. Die Kreditrisikovorsorge, die auf das Special Credit Portfolio entfällt, reduzierte sich um 14% auf 86 Mio €. Daneben führte insbesondere der Veräußerungsgewinn Nordinvest (47 Mio €) zu dem höheren Ergebnisbeitrag aus dem »Finanzanlageergebnis und andere Posten«. Das Ergebnis vor Steuern verbesserte sich im ersten Quartal dieses Geschäftsjahres auf 65 Mio € nach –142 Mio € im entsprechenden Vorjahreszeitraum.

Angaben zur Gewinn- und Verlustrechnung Fortsetzung

2 Überschuss aus dem originären Zinsgeschäft

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Zinserträge aus		
Kredit- und Geldmarktgeschäften	3225	2591
Festverzinslichen Wertpapieren	730	630
Finanzierungsleasing	15	11
Zinsaufwendungen		
Einlagen	1861	1408
Verbriefte Verbindlichkeiten	885	842
Nachrangkapital	150	178
Insgesamt	**1074**	**804**

Für finanzielle Vermögenswerte und Verbindlichkeiten, die nicht erfolgswirksam zum beizulegenden Zeitwert bewertet werden, beträgt der gesamte Zinsertrag 3061 Mio €, der gesamte Zinsaufwand 2201 Mio €.

3 Dividenden und ähnliche Erträge aus Kapitalinvestitionen

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Erträge aus		
Aktien und anderen nicht festverzinslichen Wertpapieren	5	9
verbundenen Unternehmen	8	8
nach der Equity-Methode bewerteten Unternehmen	2	3
Beteiligungen	52	28
Insgesamt	**67**	**48**

4 Provisionsüberschuss

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Wertpapier- und Depotgeschäft	234	289
Außenhandelsgeschäft/Zahlungsverkehr	74	73
Kreditgeschäft	106	118
Sonstiges Dienstleistungsgeschäft	73	58
Insgesamt	**487**	**538**

Der Provisionsüberschuss setzt sich aus Provisionserträgen in Höhe von 604 Mio € (Vorjahr: 641 Mio €) saldiert mit Provisionsaufwendungen in Höhe von 117 Mio € (Vorjahr: 103 Mio €) zusammen.

Bei der Entwicklung des Provisionsüberschusses gegenüber dem Vorjahr ist zu berücksichtigen, dass im Provisionsüberschuss 2006 noch die Erfolgsbeiträge der verkauften Activest Gesellschaften, der Indexchange und der Nordinvest enthalten sind und sich deshalb im Vergleich zum Vorjahr ein nachteiliger Effekt ergibt. Bereinigt um Konsolidierungs- und Währungseffekte wurde das Niveau des Vorjahres fast erreicht (–1,1%).

5 Handelsergebnis

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Gewinne und Verluste aus Finanzinstrumenten held for Trading	**290**	**300**
Kursbezogene Geschäfte	170	129
Zins- und währungsbezogene Geschäfte	94	145
handelsinduzierte Dividendenerträge	26	26
Realisierungserfolge aus Private Equity[1]	**46**	**0**
Effekte aus dem Hedge Accounting	**– 1**	**– 1**
Gewinne und Verluste aus Finanzinstrumenten der Kategorie aFVtPL	**26**	**12**
Sonstiges Handelsergebnis	**– 11**	**– 14**
Insgesamt	**350**	**297**

1 Erfasst werden hier die Erfolge aus dem Verkauf aktiv gemanagter Beteiligungsbestände im Private Equity Business. Die im Vorjahr angefallenen Erfolge (rund 23 Mio €) wurden nicht angepasst. Sie wurden im Finanzanlageergebnis gezeigt.

6 Saldo sonstige Aufwendungen/Erträge

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Sonstige Erträge	**51**	**57**
Sonstige Aufwendungen	**24**	**30**
Saldo sonstige Aufwendungen/Erträge	**27**	**27**

7 Kreditrisikovorsorge

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Zuführungen	**408**	**410**
Wertberichtigungen auf Forderungen	397	395
Rückstellungen im Kreditgeschäft	11	15
Auflösungen	**– 190**	**– 183**
Wertberichtigungen auf Forderungen	– 189	– 180
Rückstellungen im Kreditgeschäft	– 1	– 3
Eingänge auf abgeschriebene Forderungen	– 9	– 17
Insgesamt	**209**	**210**

8 Finanzanlageergebnis

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Realisierungserfolge aus dem Verkauf von		
Forderungen	0	0
AfS-Finanzanlagen	– 1	90
HtM-Finanzanlagen	0	0
At-equity bewerteten Unternehmen	0	0
Anteilen an verbundenen Unternehmen	265	0
Grundstücke und Gebäude	6	0
Abschreibungen und Wertberichtigungen auf		
AfS-Finanzanlagen	0	0
HtM-Finanzanlagen	0	– 1
At-equity bewertete Unternehmen	0	0
Anteilen an verbundenen Unternehmen	0	0
Grundstücke und Gebäude	0	0
Insgesamt	**270**	**89**

In den Realisierungserfolgen aus Anteilen an verbundenen Unternehmen in Höhe von 265 Mio € sind die Gewinne aus der Veräußerung der Indexchange in Höhe von 218 Mio € und der Nordinvest in Höhe von 47 Mio € enthalten.

9 Erfolgsrechnung und Ergebnis je Aktie aufgegebener Geschäftsbereiche

In 2007 sind im Finanzanlageergebnis der Erfolgsrechnung aufgegebener Geschäftsbereiche die Veräußerungsgewinne der BA-CA Gruppe, der IMB, der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) und der HVB Ukraine in Höhe von 3771 Mio € vor Steuern enthalten. Die auf diese Veräußerungsgewinne entfallenden Steuern gemäß IFRS betragen insgesamt 82 Mio €. Daneben sind in 2007 auch die Erträge und Aufwendungen der HVB AG Filialen Vilnius und Tallinn ausgewiesen. Die Vorjahreszahlen enthalten die Erträge und Aufwendungen aus der Geschäftstätigkeit auch der im ersten Quartal 2007 verkauften aufgegebenen Geschäftsbereiche.

Erfolgsrechnung aufgegebener Geschäftsbereiche:

in Mio €	1.1.–31.3. 2007	1.1.–31.3. 2006
Zinsüberschuss	1	694
Provisionsüberschuss	0	425
Handelsergebnis	0	191
Saldo sonstige Aufwendungen/Erträge	0	6
OPERATIVE ERTRÄGE	**1**	**1.316**
Verwaltungsaufwand	– 1	– 737
OPERATIVES ERGEBNIS	**0**	**579**
Zuführungen zu Rückstellungen	0	– 3
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0
Aufwendungen für Restrukturierungen	0	0
Kreditrisikovorsorge	0	– 113
Finanzanlageergebnis	3771	10
Andere nicht operative Aufwendungen	0	0
ERGEBNIS VOR STEUERN	**3771**	**473**
Ertragsteuern	– 82	– 91
ERGEBNIS NACH STEUERN	**3689**	**382**
Fremdanteile am Ergebnis	0	– 123
GEWINN/VERLUST	**3689**	**259**

Ergebnis je Aktie aufgegebener Geschäftsbereiche:

Ergebnis je Aktie in €	1.1.–31.3. 2007	1.1.–31.3. 2006
	4,91	0,35

10 Ergebnis je Aktie

HVB GROUP GESAMT	1.1.–31.3. 2007	1.1.–31.3. 2006
Gewinn (in Mio €)	4482	651
Durchschnittliche Anzahl der Aktien	750699140	750699140
Ergebnis je Aktie in €	5,97	0,87

HVB GROUP NEU	1.1.–31.3. 2007	1.1.–31.3. 2006
Gewinn (in Mio €)	793	392
Gewinn (bereinigt)[1] in Mio €	522	392
Durchschnittliche Anzahl der Aktien	750699140	750699140
Ergebnis je Aktie in €	1,06	0,52
Ergebnis je Aktie (bereingt)[1] in €	0,70	0,52

1 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange.

Angaben zur Bilanz

11 Handelsaktiva

in Mio €	31.3.2007	31.12.2006
Schuldverschreibungen und andere festverzinsliche Wertpapiere	49230	45709
Aktien und andere nicht festverzinsliche Wertpapiere	21069	19917
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	34350	35114
Sonstige Handelsbestände	5550	6471
Insgesamt	**110199**	**107211**

12 Forderungen an Kreditinstitute nach Fristen

in Mio €	31.3.2007	31.12.2006
Täglich fällig	15815	12919
Befristet	33734	28345
Insgesamt	**49549**	**41264**

13 Forderungen an Kunden nach Fristen

in Mio €	31.3.2007	31.12.2006
Unbestimmte Laufzeiten	18306	13658
Befristet mit Restlaufzeit	157764	156340
bis 3 Monate	27762	22838
über 3 Monate bis 1 Jahr	11078	11999
über 1 Jahr bis 5 Jahre	33381	34040
über 5 Jahre	85543	87463
Insgesamt	**176070**	**169998**

14 Kreditvolumen
Aufteilung nach Inhalten

in Mio €	31.3.2007	31.12.2006
Kredite und Darlehen an Kreditinstitute	19613	18027
Kredite und Darlehen an Kunden	169581	167068
Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen	25974	24977
Insgesamt	**215168**	**210072**

15 Wertberichtigungen auf Forderungen
Bestandsentwicklung

in Mio €	2007	2006
Bestand zum 1.1. HVB Group neu	**6068**	**9228**
Erfolgswirksame Veränderungen		
Bruttozuführungen	397	395
Auflösungen	– 189	– 180
Erfolgsneutrale Veränderungen		
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis sowie auf Grund von Umklassifizierungen der zur Veräußerung gehaltenen Veräußerungsgruppen	0	– 307
Inanspruchnahme von bestehenden Wertberichtigungen	– 93	– 186
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	5	– 21
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	—	—
Bestand zum 31.3. HVB Group neu	**6188**	**8929**

16 Finanzanlagen

in Mio €	31.3.2007	31.12.2006
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	382	471
AfS-Finanzanlagen	7898	7138
Anteile an verbundenen nicht konsolidierten Unternehmen	565	588
Beteiligungen	2038	1884
Schuldverschreibungen und andere festverzinsliche Wertpapiere	3173	2700
Aktien und andere nicht festverzinsliche Wertpapiere	2122	1966
darunter: langfristig gehaltene Bestände	1667	1413
Fair-Value-Option-Finanzanlagen	11634	11728
Schuldverschreibungen und andere festverzinsliche Wertpapiere	11502	11613
Aktien und andere nicht festverzinsliche Wertpapiere	132	115
At-Equity bewertete Unternehmen	37	35
darunter: Geschäfts- oder Firmenwerte	—	—
Als Finanzinvestition gehaltene Grundstücke und Gebäude	477	473
Insgesamt	**20428**	**19845**

17 Vermögenswerte aufgegebener Geschäftsbereiche

Aktiva	31.3.2007 in Mio €	31.12.2006 in Mio €
Barreserve	18	2874
Handelsaktiva	0	17188
Forderungen an Kreditinstitute	6	32694
Forderungen an Kunden	291	88504
Wertberichtigungen auf Forderungen	−2	−2755
Finanzanlagen	2	18296
Sachanlagen	1	915
Immaterielle Vermögenswerte	1	1984
Ertragsteueransprüche	0	1022
Sonstige Aktiva	0	2725
Summe der Aktiva	**317**	**163447**

Nach der Veräußerung der BA-CA Gruppe, der International Moskow Bank, der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) und der HVB Ukraine im ersten Quartal 2007 sind als aufgegebene Geschäftsbereiche nur noch die HVB AG Niederlassungen Vilnius und Tallinn definiert. Am 31. Dezember 2006 waren neben den HVB AG Filialen Vilnius und Tallinn auch die oben genannten veräußerten Gesellschaften als aufgegebene Geschäftsbereiche definiert.

18 Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen

Langfristige Vermögenswerte, die zur Veräußerung gehalten werden sowie die Vermögenswerte einer zur Veräußerung gehaltenen Veräußerungsgruppe stellen wir in der Bilanz gemäß IFRS 5 separat dar. In dieser Position sind per 31. März 2007 folgende Sachverhalte enthalten:

- Financial Markets Service Bank GmbH (FMS Bank)
  Im Rahmen der Fokussierung auf ihre Kernkompetenzen beabsichtigt die HVB Group, ihre Aktivitäten im Bereich der Wertpapierabwicklung und -verwahrung an den französischen Finanzdienstleister Caceis zu übertragen. Entsprechende Exklusivverhandlungen wurden im März 2007 aufgenommen. Der Verkauf soll bis Ende des Jahres 2007 erfolgen.

- Im Rahmen der Konzentration der Gesellschaften der HVB Group auf ihre jeweiligen Kernkompetenzen bietet die HVB Banque Luxembourg S. A., Luxemburg, gemäß einem 2006 gefassten Beschluss, die Depotbanktätigkeiten ab Mitte 2007 nicht mehr an. Deshalb wurden die mit den Depotbanktätigkeiten verbundenen Bilanzvolumina als zur Veräußerung bestimmt klassifiziert.

- Darüber hinaus sind weitere verschiedene, bisher unter Finanzanlagen ausgewiesene Investment Properties als zur Veräußerung bestimmt klassifiziert. Dies gilt ebenfalls für einzelne Gebäude, die auf Grund einer überwiegend bankbetrieblichen Nutzung im Sachanlagevermögen enthalten waren.

Folgende zum 31. Dezember 2006 noch als zur Veräusserung gehaltene langfristige Vermögenswerte oder zur Veräusserung gehaltene Veräusserungsgruppen sind wegen der im ersten Quartal 2007 erfolgten Verkäufe per 31. März 2007 nicht mehr in dieser Position enthalten:

- HVB Payments & Services (PAS)
  Im Juni 2006 haben die Postbank und die HypoVereinsbank einen Vorvertrag über eine künftige Zusammenarbeit im Zahlungsverkehr geschlossen. Mit Wirkung zum 1. Januar 2007 haben wir die Zahlungsverkehrstochter PAS an die Postbank verkauft. Im Rahmen dieses Verkaufs hat die Postbank auch die Abwicklung des Zahlungsverkehrs für die HVB übernommen.

- Der vom Vorstand der HVB AG am 13. Dezember 2006 angekündigte Verkauf eines unter Finanzanlagen ausgewiesenen nicht strategischen Immobilienportfolios an Värde Partners, Inc., wurde im ersten Quartal 2007 vollzogen.

- Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg
  Nachdem sich die HVB AG und die Pioneer Global Asset Management S.p.A. (PGAM) über den Verkauf an die PGAM am 31. Januar 2007 geeinigt haben, wurde die Nordinvest im ersten Quartal 2007 an die PGAM übertragen. Ziel ist es, die Nordinvest in die Pioneer Investment-Gruppe zu integrieren.

- Der von der HVB AG am 7. November 2006 bekanntgegebene Verkauf der Indexchange Investment AG an die Barclays Bank PLC wurde im ersten Quaral 2007 vollzogen. Der Verkaufspreis betrug 240 Mio €.

Angaben zur Bilanz Fortsetzung

Die Hauptgruppen der oben beschriebenen Vermögenswerte gliedern sich wie folgt auf:

Aktiva	31.3.2007 in Mio €	31.12.2006 in Mio €
Barreserve	—	—
Handelsaktiva	—	—
Forderungen an Kreditinstitute	4	3
Forderungen an Kunden	45	614
Wertberichtungen auf Forderungen	—	—
Finanzanlagen	6	343
Sachanlagen	2	22
Immaterielle Vermögenswerte	15	4
Ertragsteueransprüche	3	5
Sonstige Aktiva	8	13
Summe der Aktiva	**83**	**1 004**

19 Verbindlichkeiten gegenüber Kreditinstituten nach Fristen

in Mio €	31.3.2007	31.12.2006
Täglich fällig	16 329	20 420
Befristet	55 732	65 252
Insgesamt	**72 061**	**85 672**

20 Verbindlichkeiten gegenüber Kunden nach Fristen

in Mio €	31.3.2007	31.12.2006
Spareinlagen und Einlagen aus dem Bauspargeschäft	15 708	15 794
Andere Verbindlichkeiten	83 786	76 342
Täglich fällig	48 375	40 114
Befristet	35 411	36 228
Insgesamt	**99 494**	**92 136**

21 Verbriefte Verbindlichkeiten nach Fristen

in Mio €	31.3.2007	31.12.2006
Befristet mit Restlaufzeit		
bis 3 Monate	11 818	12 134
über 3 Monate bis 1 Jahr	12 683	11 613
über 1 Jahr bis 5 Jahre	33 558	32 475
über 5 Jahre	17 512	20 716
Insgesamt	**75 571**	**76 938**

22 Rückstellungen

in Mio €	31.3.2007	31.12.2006
Rückstellungen für Pensionen und ähnliche Verpflichtungen	167	190
Rückstellungen im Kreditgeschäft	253	249
Restrukturierungsrückstellungen	226	243
Sonstige Rückstellungen	1 018	1 001
Insgesamt	**1 664**	**1 683**

23 Nachrangkapital

in Mio €	31.3.2007	31.12.2006
Nachrangige Verbindlichkeiten	8 037	8 514
Genussrechtskapital	618	619
Hybride Kapitalinstrumente	2 956	3 009
Insgesamt	**11 611**	**12 142**

24 Verbindlichkeiten aufgegebener Geschäftsbereiche

Die Verbindlichkeiten der aufgegebenen Geschäftsbereiche gliedern sich wie folgt auf:

in Mio €	31.3.2007	31.12.2006
Verbindlichkeiten gegenüber Kreditinstituten	2	50 495
Verbindlichkeiten gegenüber Kunden	118	59 641
Verbriefte Verbindlichkeiten	—	21 898
Handelspassiva	—	5 237
Rückstellungen	—	4 521
Ertragsteuerverpflichtungen	—	655
Sonstige Passiva	197	3 597
Nachrangkapital	—	5 634
Summe der Verbindlichkeiten	**317**	**151 678**

25 Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen

Die Verbindlichkeiten der zur Veräußerung gehaltenen Veräußerungsgruppen gliedern sich wie folgt auf:

in Mio €	31.3.2007	31.12.2006
Verbindlichkeiten gegenüber Kreditinstituten	8	8
Verbindlichkeiten gegenüber Kunden	938	1176
Handelspassiva	—	—
Rückstellungen	16	37
Ertragsteuerverpflichtungen	2	1
Sonstige Passiva	12	20
Summe der Verbindlichkeiten	**976**	**1242**

26 Eigene Aktien

Der Erwerb eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch den Hauptversammlungsbeschluss der HVB AG vom 23. Mai 2006 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 658218 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 682478 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 36,95 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 36,77 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 2 Mio € bzw. 0,1% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 23858 Stück Aktien, das entspricht einem Betrag von 0,07 Mio € bzw. 0,003% des Grundkapitals.

Am 31. März 2007 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 70725 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,2 Mio € bzw. einem Anteil von 0,01% des Grundkapitals.

Sonstige Angaben

27 Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	31.3.2007	31.12.2006
Eventualverbindlichkeiten	**25974**	**24977**
darunter: aus Bürgschaften und		
Gewährleistungsverträgen	25974	24977
Andere Verpflichtungen	**69177**	**58298**
darunter: unwiderrufliche Kreditzusagen	46891	45243
Insgesamt HVB Group neu	**95151**	**83275**
Aufgegebene Geschäftsbereiche und zur		
Veräußerung gehaltene Vermögensgruppe	0	23622
HVB Group gesamt	**95151**	**106897**

Termingeschäfte (Derivative Geschäfte)
Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

Ohne Berücksichtigung risikoreduzierender Effekte ergab sich zum 31. März 2007 ein maximales Kontrahentenrisiko (ohne Add-On) in Höhe von 35,6 Mrd € (HVB Group gesamt zum 31. Dezember 2006: 14,5 Mrd €). Entsprechend dem bankaufsichtsrechtlichen Grundsatz I – unter Berücksichtigung von bestehenden Netting-Vereinbarungen sowie erhaltenen Sicherheiten – errechnen sich daraus Kreditäquivalente (Kontrahentenrisiko inkl. Add-On) in Höhe von 19,2 Mrd € (HVB Group gesamt zum 31. Dezember 2006: 20,1 Mrd €); nach Bonitätsgewichtung verbleiben 5,4 Mrd € (HVB Group gesamt zum 31. Dezember 2006: 5,9 Mrd €).

in Mio €	Nominalvolumen		Positive Marktwerte		Negative Markwerte	
	31.3.2007	31.12.2006	31.3.2007	31.12.2006	31.3.2007	31.12.2006
Zinsbezogene Geschäfte	1585469	1467841	17963	19062	19662	20502
Währungsbezogene Geschäfte	287276	259269	3364	3872	3252	3679
Aktien-/Indexbezogene Geschäfte	233622	205253	11084	10396	12329	10602
Kreditderivate	277093	252068	2866	2748	3746	3231
Sonstige Geschäfte	3299	3071	325	295	184	291
Insgesamt HVB Neu	**2386759**	**2187502**	**35602**	**36373**	**39173**	**38305**
Aufgegebene Geswchäftsbereiche und zur						
Veräußerung gehaltene langfristige						
Vermögenswerte oder Veräußerungsgruppen	—	525440	—	5139	—	5474
HVB Group gesamt	**2386759**	**2712942**	**35602**	**41512**	**39173**	**43779**

28 Marktrisikopotenzial der Handelsaktivitäten
Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des so genannten »Value-at-Risk« (zur Berechnungsmethode: vgl. HVB Group Geschäftsbericht 2006, Seite 89f.).

Value-at-Risk[1]

in Mio €	31.3.2007	31.12.2006
Zinsbezogene Geschäfte (inkl. Credit-Spread-Risiken)	8	12
Währungsbezogene Geschäfte	4	3
Aktien-/indexbezogene Geschäfte	7	4
Diversifikationseffekt	–8	–6
Insgesamt	**11**	**13**

1 Auf Grund des Diversifikationseffektes zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

Gremien

MITGLIEDER DES AUFSICHTSRATS

Alessandro Profumo
Vorsitzender

Peter König
stellv. Vorsitzender

Dr. Lothar Meyer
stellv. Vorsitzender

Aldo Bulgarelli

Beate Dura-Kempf

Sergio Ermotti

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Roberto Nicastro

Vittorio Ogliengo

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

MITGLIEDER DES VORSTANDS

Willibald Cernko
Division Privat- und Geschäftskunden

Stefan Ermisch
Division Markets & Investment Banking
Innenorganisation, Integration und Etablierung der globalen Investment Banking Aktivitäten (seit 21.3.2007)

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr. Stefan Schmittmann
Division Firmen- und Kommerzielle Immobilienkunden

Ronald Seilheimer
Division Markets & Investment Banking
Marktseite

Matthias Sohler
Chief Operating Officer (COO)

Dr. Wolfgang Sprißler
Sprecher des Vorstands

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Division Wealth Management

Quartalsübersicht

HVB Group (gemäß IFRS 5)

Erfolgszahlen (in Mio €)	1. QUARTAL 2007	4. QUARTAL 2006	3. QUARTAL 2006	2. QUARTAL 2006	1. QUARTAL 2006
Zinsüberschuss	1141	893	803	851	852
Provisionsüberschuss	487	397	371	447	538
Handelsergebnis	350	95	191	185	297
Saldo sonstige Aufwendungen/Erträge	27	– 7	– 4	16	27
OPERATIVE ERTRÄGE	**2005**	**1378**	**1361**	**1499**	**1714**
Verwaltungsaufwand	– 955	– 906	– 919	– 906	– 964
OPERATIVES ERGEBNIS	**1050**	**472**	**442**	**593**	**750**
Zuführungen zu Rückstellungen	– 6	– 91	– 27	– 25	– 21
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0	0
Aufwendungen für Restrukturierungen	0	– 41	– 16	– 3	0
Kreditrisikovorsorge	– 209	– 295	– 226	– 202	– 210
Finanzanlageergebnis	270	– 18	551	49	89
Andere nicht operative Aufwendungen	0	– 153	0	0	0
ERGEBNIS VOR STEUERN	**1105**	**– 126**	**724**	**412**	**608**
Ertragsteuern	– 291	500	– 60	– 123	– 192
ERGEBNIS NACH STEUERN	**814**	**374**	**664**	**289**	**416**
Fremdanteile am Ergebnis	– 21	– 38	– 14	– 27	– 24
GEWINN/VERLUST DER HVB GROUP NEU	**793**	**336**	**650**	**262**	**392**
Ergebnis nach Steuern aus den aufgegebenen Geschäftsbereichen	3689	1695	297	1083	382
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	0	– 159	– 105	– 290	– 123
GEWINN/VERLUST DER HVB GROUP GESAMT	**4482**	**1872**	**842**	**1055**	**651**
Ergebnis je Aktie[1] in € HVB Group neu	0,70	0,45	0,18	0,35	0,52

1 1. Quartal 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange; unbereinigt beträgt das Ergebnis je Aktie 1,06 €.
4. Quartal 2006 bereinigt um Aufwendungen für Restrukturierungen, Sondereffekt Kreditrisikovorsorge, Veräußerungsgewinn Münchener Rück, Bewertungsaufwendungen für den angekündigten Verkauf eines nicht strategischen Immobilienportfolios sowie andere nicht operative Aufwendungen; unbereinigt beträgt das Ergebnis je Aktie 0,44 €.
3. Quartal 2006 bereinigt um Aufwendungen für Restrukturierungen und den Veräußerungsgewinn Activest Gesellschaften, unbereinigt beträgt das Ergebnis je Aktie 0,87 €.
2. Quartal 2006 bereinigt um Aufwendungen für Restrukturierungen; unbereinigt beträgt das Ergebnis je Aktie 0,35 €.

HVB Group

	31.3.2007	31.12.2006	30.9.2006	30.6.2006	31.3.2006
Kennzahlen in %					
Eigenkapitalrentabilität nach Steuern, bereinigt[2]	20,8	10,5	9,7	12,1	14,3
Eigenkapitalrentabilität nach Steuern	31,6	15,3	16,1	12,0	14,3
Cost-Income-Ratio (gemessen an den operativen Erträgen)	47,6	62,1	61,0	58,2	56,2
Bilanzzahlen in Mrd €					
Bilanzsumme	362,9	508,0	495,1	486,8	498,2
Bilanzielles Eigenkapital	22,6	20,0	18,5	16,6	16,3
Bankaufsichtsrechtliche Kennzahlen nach KWG					
Kernkapital in Mrd €	21,3[3]	18,3	17,1	16,9	17,1
Risikoaktiva in Mrd €	139,4	219,3	236,0	233,5	231,7
Kernkapitalquote in %	15,3[3]	8,4	7,3	7,2	7,4
Aktie					
Börsenkurs in €	39,78	33,03	34,50	28,28	27,24
Börsenkapitalisierung in Mrd €	29,9	24,8	25,9	21,2	20,4
Mitarbeiter	24861[1]	50659	60881	62716	62696
Geschäftsstellen	788[1]	1877	2378	2489	2461

1 ohne aufgegebene Geschäftsbereiche.

2 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange.
31. Dezember 2006 bereinigt um Aufwendungen für Restrukturierungen, Sondereffekt Kreditrisikovorsorge, Veräußerungsgewinne Activest Gesellschaften und Münchener Rück, Bewertungsaufwendungen für den angekündigten Verkauf eines nicht strategischen Immobilienportfolios sowie andere nicht operative Aufwendungen.
30. September 2006 bereingt um Aufwendungen für Restrukturierungen und Veräußerungsgewinne Activest Gesellschaften.
30. Juni 2006 bereinigt um Aufwendungen für Restrukturierungen.

3 Kernkapital und Kernkapitalquote 31. März 2007 inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche.

Finanzkalender

TERMINE 2007

Veröffentlichung des Jahresabschlusses 2006	22. März 2007
Hauptversammlung	26. (27.) Juni 2007[1]
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2007	Erscheinungstermin: 10. Mai 2007
Zwischenbericht zum 30. Juni 2007	Erscheinungstermin: 3. August 2007
Zwischenbericht zum 30. September 2007	Erscheinungstermin: 13. November 2007

1 Die Hauptversammlung wird für den 26. Juni 2007 und für den Fall, dass sie an diesem Tag nicht abgeschlossen werden kann, vorsorglich auch für den 27. Juni 2007 einberufen.

Ansprechpartner

Wenn Sie Fragen zum Geschäftsbericht oder zu unseren Zwischenberichten haben, wenden Sie sich bitte an unsere Abteilung Investor Relations:
Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvb.com
Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvb.com abrufen.
Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) auf unserer Website abrufen:
www.hvb.com/geschaeftsbericht und
www.hvb.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung
Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal
Nachhaltigkeitsbericht
Sie können PDFs aller Berichte im Internet abrufen unter
www.hvb.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:
HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

HypoVereinsbank

Member of UniCredit Group

END